As confidentially submitted to the Securities and Exchange Commission on March 11, 2014

Registration No. 333-[           ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIVE OAK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

North Carolina	6022	26-4596286
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1741 Tiburon Drive

Wilmington, North Carolina 28403

(910) 790-5867

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James S. Mahan, III

Chairman and Chief Executive Officer

Live Oak Bancshares, Inc.

1741 Tiburon Drive

Wilmington, North Carolina 28403

(910) 790-5867

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Todd H. Eveson, Esq. Alexander M. Donaldson, Esq. Jonathan A. Greene, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 (919) 781-4000	Frank M. Conner III, Esq. Michael Paul Reed, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue, NW Washington, DC 20004-2401 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, no par value per share	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the Registrant, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED                 , 2014

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                 Shares of Common Stock

$                 Per Share

We are Live Oak Bancshares, Inc., the parent company and registered bank holding company of Live Oak Banking Company in Wilmington, North Carolina. We are offering                  shares of our common stock, no par value per share, and the selling shareholders identified in this prospectus are offering                  shares of our common stock in a fully underwritten initial public offering. We will not receive any proceeds from sales by the selling shareholders. The underwriters have an option to purchase                  additional shares of our common stock from us in this offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “LOB.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying our common stock.

We are an “emerging growth company” under the federal securities laws and are eligible for reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)
Proceeds to us, before expenses
Proceeds to selling shareholders, before expenses

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details of the compensation payable to the underwriters.

The underwriters expect to deliver the common stock offered hereby in New York, New York on or about                 , 2014, subject to customary closing conditions.

We have granted the underwriters an option to purchase up to an additional                  shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

SunTrust Robinson Humphrey

Prospectus dated [—], 2014.

LIVE OAK BANK

Washington
Oregon
Montana
Idaho
Wyoming
Nevada
Utah
California
Colorado
27%
1st
7th
North Dakota
South Dakota
Minnesota
Wisconsin
Michigan
Iowa
Nebraska
Illinois
Kansas
Missouri
14%
Ohio
9th
New York
10th
18%
Maine
Massachusetts
Rhode Island
Connecticut
Pennsylvania
New Jersey
8th
5th
Virginia
Kentucky
Tennessee
North Carolina
6th
South Carolina
Georgia
4th
Arkansas
Mississippi
Alabama
Louisiana
Florida
3rd
27%
Oklahoma
Texas
2nd
Phoenix
14%
ew Mexico

Top 10 States

	Rank	States	Total Loans HFI	Percent of Total
	1st	CA	20,164	14.19%
	2nd	TX	12,719	8.95%
	3rd	FL	8,982	6.32%
	4th	GA	8,268	5.82%
	5th	NJ	7,263	5.11%
	6th	NC	7,077	4.98%
	7th	CO	6,494	4.57%
	8th	PA	6,351	4.47%
	9th	OH	5,510	3.88%
	10th	NY	4,433	3.12%
		Other	55,845	38.59%
		Total	**142,106**	

Top Regions

	Rank	States	Total Loans HFI	Percent of Total
	1st	SE	39,046	27.48%
	2nd	W	37,829	26.62%
	3rd	NE	26,180	18.42%
	4th	SW	19,530	13.74%
	5th	MW	19,519	13.74%
		Total	**142,106**

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We, the selling shareholders, and the underwriters have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “LOB,” “we,” “us,” “our,” the “Company,” or similar references, mean Live Oak Bancshares, Inc. and its subsidiaries on a consolidated basis. References to “Live Oak Bank” or the “Bank” mean our wholly-owned banking subsidiary, Live Oak Banking Company.

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we can delay the adoption of new or revised accounting standards affecting public companies until those standards would otherwise apply to private companies.

ii

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced regulatory and reporting requirements. We have elected in this prospectus to take advantage of scaled disclosure relating to executive compensation arrangements. However, we have elected to include the audited consolidated balance sheets, statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2011. We believe that the 2011 financial information provides relevant information regarding the Company’s growth and strategic trajectory.

Following this offering, we may continue to take advantage of some or all of the reduced regulatory, accounting and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. It is possible that some investors could find our common stock less attractive because we may take advantage of these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

DEVELOPMENTS AFFECTING OUR BUSINESS AFTER THE OFFERING

In connection with the completion of this offering, we intend to take the following significant corporate actions which will affect our financial condition and results of operations after the offering:

•	nCino Spin-Off: spin-off the ownership interests in our investment in nCino, Inc. to our shareholders as of a record date prior to completion of this offering, which we refer to in this prospectus as the “nCino Spin-Off”;

•	Cash Dividend: pay a cash distribution to our existing shareholders prior to our conversion from a “Subchapter S” corporation to a “C corporation” to offset the estimated tax liability of our shareholders created by the nCino Spin-Off and for any undistributed 2014 tax amounts related to shareholders’ allocable share of 2014 S corporation taxable income, which we refer to in this prospectus as the “Cash Dividend”; and

•	C Corporation Conversion: voluntarily terminate our status as a “Subchapter S” corporation and convert to a C corporation for federal income tax purposes, which we refer to in this prospectus as the “C Corporation Conversion.”

For an explanation of each of these developments and their impact on our operations, see “Prospectus Summary – Developments Affecting Our Business After the Offering” and “Unaudited Pro Forma Consolidated Financial Data.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus before deciding whether to invest in our common stock. You should pay special attention to, among other things, our consolidated financial statements and the related notes thereto and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus to determine whether an investment in our common stock is appropriate for you.

Although we intend to effect the nCino Spin-Off, the Cash Dividend, and the C Corporation Conversion immediately prior to the completion of this offering, except where we indicate otherwise, our discussion of our financial condition and results of operations does not reflect these transactions.

Our Company

We are a nationwide lender to small businesses in niche industries. We leverage industry expertise and a unique technology platform to optimize the credit extension, administration process and borrowing experience for our customers. We have developed a business model we believe mitigates credit risk and capitalizes on technology that facilitates efficient and prudent loan generation and portfolio management. Our guiding principles, in order of priority, are soundness, profitability, and growth.

We originate loans partially guaranteed by the U.S. Small Business Administration, or the SBA, to small businesses and professionals in a select group of industries with low risk characteristics. We refer to these carefully selected industries as “verticals.” Within each vertical we have developed in-depth expertise by retaining officers who possess extensive industry lending experience in these sectors and who continue to deepen trade knowledge by participating in a variety of sector-focused educational and marketing events.

Our tactical immersion into industry verticals is coupled with our focus on developing detailed knowledge of our customers’ businesses through regular visits to their operations wherever they are located to provide us and our customers with an in-depth and personalized experience throughout the loan relationships. We believe our industry and customer-focused approach provides us greater insight into our customers’ credit characteristics and needs and furthers our knowledge base of the vertical in which the customer operates. In turn, we are able to provide our borrowers valuable insight into trends and developments in their industry verticals and within their operations. We are able to service our customers efficiently throughout the loan process and monitor their performance by means of our integrated proprietary technology platform. As a result, we have no need to maintain any traditional branch locations or ATMs and we do not employ any tellers, thus eliminating a significant component of the overhead expense associated with the traditional banking franchise.

We typically sell the SBA-guaranteed portion (generally 75% of the principal balance) of the loans we originate at a premium in the secondary market. We also generally sell participation interests in the remaining portion of our loans while retaining a 10% unguaranteed interest and the servicing rights to the entire loan. As a result of our business model, our net income is driven primarily by non-interest income rather than net interest income.

Our focus on originating SBA guaranteed loans in select verticals nationwide has allowed us to organically develop loan portfolio credit characteristics that we believe are attractive. Our portfolio is geographically dispersed throughout all U.S. regions (Southeast, Northeast, Midwest, Southwest, and West) with each region representing between 14% and 27% of our total loan portfolio during 2013. Only one state (California at 14%) represented more than 10% of our aggregate held-for-investment loan portfolio at year-end 2013. Additionally, during 2013 our average unguaranteed exposure per loan was approximately $125 thousand compared to an average outstanding principal loan balance of approximately $800 thousand.

Our ability to develop and execute on our business model has yielded a compounded growth rate in loan production of 25% since 2008. For the U.S. government’s 2013 fiscal year (the four quarters ended September 30, 2013), we were the third most active SBA 7(a) lender in the United States by gross approval amount, behind only Wells Fargo Bank and U.S. Bank.

Vertical Immersion Strategy

We have focused our lending to small businesses and professionals in specific industry segments, or verticals, in which we build deep industry expertise. Our seven existing industry verticals consist of the following:

•	Veterinary Practices

•	Healthcare Services (medical/dental/optometry)

•	Independent Pharmacies

•	Death Care Management (funeral/crematory)

•	Investment Advisors

•	Family Entertainment Centers

•	Poultry Agriculture

We are engaged and active in each of the industries we serve by attending conventions and trade shows, and by speaking at universities and industry events. Each vertical is staffed by personnel with industry-specific knowledge, experience and contacts. For example, our senior lender in the Independent Pharmacies vertical is a third-generation pharmacist who brings broad experience and expertise to his position as a loan officer responsible for examining, evaluating and closing extensions of credit to independent pharmacies. Our Death Care Management vertical expertise includes the former president and chief operating officer of Service Corporation International (a company that operates a network of more than 2,000 funeral homes and cemeteries), and another individual who began his career in the funeral services industry over 32 years ago. Our Veterinary Practices vertical benefits from the experience of a licensed veterinarian and attorney who provides an informed perspective to our Veterinary Practices vertical team and customers.

This industry-specific expertise and participation increases our visibility within our verticals. It is also helpful in identifying and selecting credit-worthy borrowers and attractive financing projects prior to the formal underwriting process. Our familiarity with and participation in our verticals allows us to provide ongoing customer service that is relevant for each business owner’s specific industry segment.

We attempt to identify verticals with a statistical history of performance and a low risk profile. It is our intent to add a new industry to our portfolio every 12 months. Potential industries are identified and researched by our “Emerging Markets” division. We have chosen verticals that display some or all of the following characteristics:

•	Stable cash flows

•	Barriers to entry

•	Granular customer bases

•	Collateral shortfall

•	Limited to no foreign competition

•	Growing demand

•	Rapid cash cycles

•	Recession resistant

•	Limited malpractice risk

•	Underserved by other/traditional banking models

Through our industry expertise, speed-to-market, and differentiated level of borrower experience and customer service, we have increased annual production in each year since inception. The growth in production has been due to the maturity of certain industry verticals, the establishment of new industry verticals and our origination of loans that are generally larger than the average SBA loan. The following table summarizes our annual production by industry vertical:

	Years Ended December 31,
	2007	2008	2009	2010	2011	2012	2013	Total
	(dollars in thousands)
Veterinary Practices	$40,226	$161,230	$145,920	$150,788	$149,485	$174,768	$147,661	$970,078
Healthcare Services	—	150	13,385	56,580	69,860	81,363	109,317	330,655
Independent Pharmacies	—	—	—	48,919	86,757	103,358	106,391	345,425
Death Care Management	—	—	—	—	—	54,075	101,736	155,811
Investment Advisors	—	—	—	—	—	—	33,647	33,647
Other	775	1,209	1,275	30	535	199	—	4,023

Total	$41,001	$162,589	$160,580	$256,317	$306,637	$413,763	$498,752	$1,839,639

In January 2014, we hired a team of five commercial lenders who have decades of experience in the poultry agriculture industry. The addition of these professionals provides us with an experienced team of poultry industry lenders who have a close understanding of agricultural businesses. We expect loans extended in this vertical to primarily fund the following agricultural-related activities: the construction of new poultry farms, the purchase or refinancing of existing operations, and the purchase of new equipment or supplies.

Our vertical immersion strategy and our commitment to sound credit underwriting and credit administration are reflected in the credit quality of our loan portfolio. Our borrowers have historically had an average Fair Isaac Corporation, or FICO, score in excess of 700 using the lowest of scores provided by three credit bureaus at the time of underwriting and an average debt service coverage ratio of approximately 200% using the most current borrower financial statements available as of February 2014. To date, we have never had a denial or repair of any SBA guarantee submitted for payment.

We do not pay our lenders commissions. Our management believes that incentivizing our lenders to produce more loans through the payment of commissions creates an inherent conflict with sound credit administration. By choosing not to implement a commission-based payment structure, we believe we generate loans of greater credit quality, enhancing overall portfolio performance and aligning lenders’ interests with those of the entire company. We believe this alignment of interests is a strategic differentiator at Live Oak.

Technology

We have created a technology-based platform to facilitate lending to the small business community on a national basis and we have leveraged this technology to optimize our loan origination process, customer experience, reporting metrics, and servicing activity. In 2012, we formed nCino, Inc., or nCino, to develop this technology, known as nCino’s Bank Operating System. The nCino Bank Operating System is a fully integrated operating system built on Salesforce.com, Inc.’s Force.com cloud computing infrastructure platform. It provides a real-time view of our loan pipeline, as well as additional process, borrower and credit data. The integration of this system into our day-to-day operations has improved work flow efficiency, minimized loan file and documentation exceptions, and provided clarity into our loan portfolio. For example, we are able to segregate production data by vertical, geography, lender, participating bank, or referral source. We can examine loans by their status in our pipeline and determine what outstanding documents are required prior to submission to the SBA.

The technology we utilize also streamlines the paperwork that typically accompanies SBA loans. A typical SBA loan under the 7(a) program may require up to 150 separate loan documents to be submitted. Through our partnership with nCino, we collect, track, and organize these documents in a manner that maximizes efficiency and minimizes unnecessary customer contact, and we have staffed the Bank with software developers to further enhance and optimize the software. This technology has ultimately transformed the traditional means of loan servicing into one of our strongest competitive advantages by accelerating our ability to issue proposals, complete due diligence and finalize commitments. Our customers are also able to benefit from our technology, as it allows borrowers the ability to track a loan’s progress towards approval and funding through a secure online portal.

While the nCino Spin-Off will occur prior to completion of this offering, it is anticipated that the Company and nCino will remain closely aligned for the foreseeable future. Immediately after the nCino Spin-Off, directors, officers and employees of the Company and the Bank will own approximately 52% of nCino’s outstanding common stock. In addition, our executive officers, Messrs. James “Chip” S. Mahan III, Neil L. Underwood and David G. Lucht, will continue as members of the board of directors of nCino. Transactions between the Company or the Bank and nCino, including an existing software license agreement and the lease agreement for commercial office space, are anticipated to remain in effect without modification. Our transactions with nCino are at arm’s length and comply with the quantitative and qualitative requirements of Sections 23A and 23B of the Federal Reserve Act, as amended, and Regulation W of the Board of Governors of the Federal Reserve System.

Our History and Performance

Live Oak Lending Company, our predecessor company, began originating loans to small businesses in May 2007. During this time, we began the application process to become a state-chartered financial institution insured by the Federal Deposit Insurance Corporation, or FDIC. We currently operate through Live Oak Bancshares, Inc., a North Carolina business corporation and registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the North Carolina Commissioner of Banks. Our principal subsidiary is Live Oak Banking Company, a North Carolina chartered commercial bank that commenced operations on May 12, 2008, and is subject to regulation by the FDIC and the North Carolina Commissioner of Banks.

We have experienced significant growth in assets, loans, deposits and earnings during the last five years, all of which has been achieved organically, as we have not acquired any banks, thrifts, branches, or loans. At December 31, 2013, we had total assets of $430.4 million, loans of $300.8 million, deposits of $356.6 million, and shareholders’ equity of $48.4 million. Since December 31, 2009, our assets have grown at a compounded annual growth rate of 35.1%, and our net interest income, noninterest income, noninterest expense and net income have grown at a compounded annual growth rate of 71.5%, 54.6%, 51.8% and 102.3%, respectively. For the year ended December 31, 2013, our net interest income, noninterest income, noninterest expense and net income were $10.8 million, $56.5 million, $40.2 million and $28.1 million, respectively, and grew by 33.1%, 32.9%, 19.3% and 74.4%, respectively, from the year ended December 31, 2012. Our net income available to our common shareholders and diluted earnings per share grew by 66.8% and 71.8%, respectively, from 2012.

Credit quality and on-going credit administration are cornerstones of our franchise. Non-performing loans represented 2.02% of total assets at December 31, 2013. Adjusting for the portion of nonperforming loans that carry a U.S. Government guarantee, the ratio becomes 0.40%. Our ratio of net charge-offs to average total loans on book was 0.66% for the year ended December 31, 2013. Our ratio of allowance for loan losses to loans was 1.93% at December 31, 2013 and our ratio of allowance for loan losses to nonperforming loans not guaranteed by the U.S. government was 158.8% at December 31, 2013. In evaluating our credit quality we focus on the unguaranteed portion of our loan portfolio. As of December 31, 2013, approximately $86.5 million of our assets or approximately 20% were guaranteed by the SBA.

Our principal executive office is located at 1741 Tiburon Drive, Wilmington, North Carolina 28403 and our telephone number is (910) 790-5867. Our Internet address is www.liveoakbank.com. Information on or accessible through our website is not incorporated by reference into and is not part of this prospectus.

Our Executive Management Team and Board of Directors

Our executive management team has a combined 154 years of banking and financial experience, as well as extensive experience in developing technologies to support online and Internet operations and within our industry verticals.

James “Chip” S. Mahan III, Chief Executive Officer and Chairman of the Board, has more than 40 years of banking experience and has founded multiple banks, including Cardinal Bancshares, which he took public in 2002, and Security First Network Bank, the nation’s first Internet-only bank and predecessor of S1 Corporation.

William “Lee” L. Williams III is the Vice Chairman of the Company and one of the original founders of the Bank. Prior to starting Live Oak Bank, Williams spent 19 years in corporate banking at Wachovia and worked for 14 years at Vine Street Financial engaged in SBA lending.

Neil L. Underwood, President, has significant banking and technology experience, and was instrumental in the development of both nCino and S1 Corporation.

David G. Lucht, Chief Risk Officer, joined the Live Oak team in May 2007 as a founding member. Prior to joining Live Oak, Mr. Lucht was the Chief Credit Officer, Executive Vice President and Director for First Merit Bank in Akron, Ohio, where he was responsible for leading the turnaround in credit culture and performance of the $10.5 billion bank.

S. Brett Caines, Chief Financial Officer, joined the Live Oak team in June 2007. Prior to the Bank, Mr. Caines worked as a Production Engineer for INVISTA and as a Process Engineer for Shell Chemical Company.

Our board of directors consists of experienced individuals, many of whom have direct connections with our chosen industry verticals, allowing them to understand and provide meaningful contributions to both our operations and strategy.

Developments Affecting Our Business After the Offering

We intend to take the following significant corporate actions which will affect our financial condition and results of operations after the offering:

nCino Spin-Off

Immediately prior to the completion of this offering, we intend to spin off the shares of common stock we own in nCino to our shareholders as of a record date prior to completion of this offering. nCino commenced operations in early 2012 and was a consolidated subsidiary of the Company until January 2013, when our ownership interest declined to a level that no longer allowed for consolidation. Since January 28, 2013, our interest in nCino has been accounted for as an equity method investment. The distribution of nCino’s shares will be taxable as if nCino shares had been sold for their fair market value, and any gain will flow through to our existing shareholders for income tax purposes, not creating a tax liability to the Company. In addition, for income tax purposes, the nCino Spin-Off will be treated as a distribution of property to our existing shareholders. The nCino Spin-Off will be accounted for at book value for financial reporting purposes. Accordingly, no gain or loss will be recorded in the statement of income related to the nCino Spin-Off. In addition, we do not expect to record any impairment related to the nCino Spin-Off based on our last valuation of the entity on the effective date of the aforementioned deconsolidation, performed in the first quarter of 2013. Because of the timing of the last valuation, no subsequent impairment analysis has been performed. Because the nCino Spin-Off will be taxable to our current shareholders, a valuation of nCino will be performed immediately prior to the nCino Spin-Off. Any impairment resulting from the book value of the net assets exceeding their fair value at the time of the nCino Spin-Off, although not anticipated, will be recorded on our books to the extent of our ownership at that time.

As shown in the Unaudited Pro Forma Consolidated Financial Data beginning on page 10, nCino will no longer be our affiliate as a result of the nCino Spin-Off, and we will no longer report our respective share of nCino’s earnings (loss). For the years ended December 31, 2013, 2012, and 2011, nCino generated net losses of $6.7 million, $3.6 million, and $0, respectively. After the nCino Spin-Off, we will no longer recognize our allocated portion of these net losses, however, we will continue to receive income from nCino for rental income on shared office space as well as certain administrative services we provide. For the years ended December 31, 2013, 2012, and 2011, the allocated net losses we reported from nCino were $0.2 million $2.3 million, and $0, respectively.

In addition to the effect on our net earnings, the nCino Spin-Off will reduce our assets by approximately $11.3 million, based upon the December 31, 2013 carrying amount of this equity method investment.

Cash Dividend

We intend to pay a cash distribution of approximately $6.0 million to our existing shareholders prior to our conversion from a “Subchapter S” corporation to a C corporation to offset the estimated tax liability of our shareholders created by the nCino Spin-Off and for any undistributed 2014 tax amounts related to shareholders’ allocable share of 2014 S corporation taxable income. Our final determination of the amount of the cash distribution will be largely dependent upon the fair value of our investment in nCino at the time of the nCino Spin-Off.

C Corporation Conversion

We intend to voluntarily terminate our status as a “Subchapter S” corporation and convert to a C corporation for income tax purposes. As a “Subchapter S” corporation, our earnings were not subject to income tax at the corporate level but were passed through to our shareholders, who incurred income tax liability for a portion of our earnings proportionate to their percentage of common stock ownership. Accordingly, we have not paid any income tax on our earnings since inception. As a C corporation, we will be subject to income tax at the corporate level at an estimated effective rate of 38.5%.

THE OFFERING

Common stock offered

By us	shares of our common stock.

By the selling shareholders	shares of our common stock.

Total	shares of our common stock.

Option to purchase additional shares	The underwriters will have an option to purchase up to additional shares of our common stock in this offering, exercisable within 30 days from the date of this prospectus.
Common stock to be outstanding immediately after this offering	shares ( if the underwriters exercise their option in full).

Dividends	We will pay dividends on our common stock, when, as, and if declared by our board of directors or a duly authorized committee thereof. Our ability to declare and pay dividends is limited by state law and by applicable federal and state regulatory restrictions, including the regulations and guidelines of the Federal Reserve applicable to bank holding companies.

In addition, because we are a bank holding company, our ability to pay dividends on our common stock will be highly dependent upon the receipt of dividends, fees and other amounts from the Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to us. For additional information, see “Dividend Policy.”

Listing	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “LOB.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a discussion of factors you should consider carefully before making a decision to invest in our common stock.
Tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of our common stock are described in “Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Since inception, we have been taxable for federal income tax purposes as an “S corporation” under the Internal Revenue Code of 1986, as amended. As a result, our net income has not been subject to, and we have not paid, U.S. federal income taxes, and no provision or liability for federal or state income tax has been included in our consolidated financial statements. Shortly before the consummation of this offering, our status as an S corporation will terminate, and our net income will thereafter be subject to U.S. federal income taxes and state income taxes.

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to pay off outstanding debt of the Company estimated to be $8.0 million at the time of the offering, to support the growth and expansion of our franchise and for general corporate purposes such as investments in the development of new technology platforms. We may also use net proceeds for possible acquisitions of, or investments in, bank or permissible non-bank entities, including opportunities to enhance and optimize our internal operations. In addition, proceeds from this offering may be used for investments in additional subsidiaries to take advantage of potential start-up opportunities that we believe we have created or identified through the use of technology to enhance and optimize our internal operations and observations of the banking industry in general. However, no agreements or understandings presently exist with respect to any acquisitions or investments. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities. See “Use of Proceeds.”

Transfer agent and registrar	Broadridge Corporate Issuer Solutions, Inc., Brentwood, New York.

Unless expressly indicated or the context otherwise requires, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering;

•	does not include as outstanding 22,500 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013 at a weighted average exercise price of $16.77 per share;

•	does not include as outstanding 141,000 shares of our common stock and 59,999 shares of restricted stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plans.

Summary Selected Historical Consolidated Financial Data and

Unaudited Pro Forma Consolidated Financial Data

The table below sets forth selected historical consolidated financial data and other information for the periods presented. We have derived the selected financial data as of and for the years ended December 31, 2013, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected financial data as of and for the year ended December 31, 2010 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The selected consolidated historical financial information should be read in conjunction with:

•	our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 and related notes included in this prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus; and

•	the section entitled “Risk Factors” in this prospectus.

The unaudited pro forma consolidated financial data as of and for the years ended December 31, 2013 and 2012 are presented to show the impact on our historical financial position and results of operations from the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion.

The unaudited pro forma consolidated balance sheet data reflects our historical position as of December 31, 2013 and 2012 with pro forma adjustments based on the assumption that the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion were effective as of January 1, 2013 and 2012, respectively. The unaudited pro forma consolidated statements of operations data assume that each such transaction was consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that we believe are reasonable.

The following information should be read in conjunction with and is qualified in its entirety by our consolidated financial statements and accompanying notes included in this prospectus.

The unaudited pro forma consolidated financial data are intended for informational purposes and are not necessarily indicative of our future financial position or future operating results or of our financial position or operating results that would have actually occurred had the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion been in effect as of the date or for the period presented. The unaudited pro forma consolidated financial data will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Summary Selected Historical Consolidated Financial Data

	As of and for the years ended December 31,
	2013	2012	2011	2010
	(dollars in thousands except per share)
Selected Period End Balance Sheet Data
Total assets	$430,355	$342,468	$266,157	$245,336
Cash and due from banks	37,244	44,173	27,536	25,977
Investment securities available for sale, at fair value	19,446	15,416	16,842	6,134
Loans held for sale	159,438	145,183	111,877	81,884
Loans held for investment	141,349	92,669	85,721	60,730
Total loans held for sale and investment	300,787	237,852	197,598	142,614
Allowance for loan losses	(2,723)	(5,108)	(4,617)	(3,438)
Servicing assets	29,053	24,220	18,731	15,250
Deposits	356,620	286,674	222,163	167,964
Long-term borrowings	12,325	12,205	8,659	4,200
Total shareholders’ equity	48,390	33,057	27,583	17,162
Tangible shareholders’ equity(1)	47,963	33,057	27,583	17,162
Selected Income Statement Data
Interest income	$15,302	$11,725	$8,744	$6,636
Interest expense	4,521	3,628	2,737	3,339

Net interest income	10,781	8,097	6,007	3,297
Provision for loan losses	(858)	2,110	2,855	2,619

Net interest income after provision for loan losses	11,639	5,987	3,152	678
Noninterest income	56,467	42,480	32,127	20,932
Noninterest expense	40,164	33,669	20,967	13,365
Net income attributable to noncontrolling interest	120	1,297	—	—

Net income attributable to Live Oak Bancshares, Inc.	$28,062	$16,095	$14,312	$8,245

Net income (net of tax effect)(2)	$17,258	$9,899	$8,802	$5,070
Per Share Data (Common Stock) Attributable to the Company
Earnings:
Basic	$13.79	$8.27	$8.15	$5.66
Diluted(3)	13.73	7.99	6.97	4.88
Earnings (net of tax effect)(2):
Basic	8.48	5.08	5.01	3.48
Diluted(3)	8.44	4.92	4.29	3.00
Dividends(4)	4.81	5.91	5.48	2.70
Book value(5)	23.82	16.30	14.64	11.01
Tangible book value(1)	23.61	16.30	14.64	11.01
Selected Performance Metrics
Return on average assets	6.53%	5.01%	5.75%	4.13%
Return on average equity	62.82	50.62	61.64	59.63
Return on average assets (net of tax effect) (2)(6)	4.02	3.08	3.54	2.54
Return on average equity (net of tax effect) (2)(6)	38.63	31.13	37.91	36.67
Average yield on loans(7)	5.04	4.91	4.82	4.92
Average cost of deposits(7)	1.13	1.10	1.22	2.03
Net interest margin(7)	2.95	2.83	2.81	2.16
Efficiency ratio(8)	59.73	66.57	54.98	55.16
Noninterest income to total revenue(9)	83.97	83.99	84.25	86.39
Average equity to average assets	10.40	9.89	9.33	6.93
Dividend payout ratio(10)	10.65	33.56	20.70	—
Dividend payout ratio (net of tax effect)(2)(10)	17.32	54.57	33.66	—
Employees at year end(11)	141	94	62	44

Summary Selected Historical Consolidated Financial Data (continued)

	As of and for the years ended December 31,
	2013	2012	2011	2010
	(dollars in thousands except per share)
Selected Loan Metrics
Annual number of loans originated(12)	524	447	322	277
Annual amount of loans originated(12)	$498,752	$413,764	$306,637	$256,317
Outstanding borrowers’ principal balance	1,446,772	1,104,160	802,653	551,203
Percent of total loans held for sale and investment guaranteed by the U.S. government(13)	28.72%	33.96%	32.86%	35.56%
U.S. government guaranteed loans sold at a premium(14)	$339,342	$276,676	$238,442	$169,251
U.S. government guaranteed loans sold at par for excess servicing(14)	—	—	—	—
Loans sold not guaranteed by U.S. government(14)	42,932	52,574	12,680	9,907
Total loans sold and serviced for others(14)	382,274	329,250	251,122	179,158
Outstanding balance of guaranteed loans sold(15)	1,005,764	767,721	550,622	350,649
Number of loans serviced(16)	1,780	1,323	929	623
Average net gain on sale of loans(17)	$99.99	$101.85	$90.05	$80.56
Average servicing fee on sale of loans(18)	0.89%	0.84%	0.95%	0.94%
Average servicing fee on sale of loans guaranteed by the U.S. government(18)	1.00	1.00	1.00	1.00
Weighted average servicing fee of sold loans guaranteed by the U.S. government(19)	1.16	1.24	1.39	1.67
Average outstanding loan size(20)	$812.8	$834.6	$864.0	$884.8
Average balance of loans on balance sheet(21)	173.9	185.1	214.2	232.4
Average balance of loans on balance sheet not guaranteed by U.S. government(22)	124.0	122.2	143.8	149.8
Asset Quality Ratios
Nonperforming loans and foreclosed assets guaranteed by the U.S. government(23)	$6,983	$5,062	$6,791	$—
Nonperforming loans to total assets(23)	2.02%	2.51%	3.71%	1.85%
Nonperforming loans not guaranteed by the U.S. government to total assets(23)	0.40	1.03	1.16	1.85
Nonperforming loans to loans held for investment(23)	6.15	9.27	11.52	7.46
Nonperforming loans not guaranteed by the
U.S. government to loans held for investment(23)	1.21	3.81	3.59	7.46
Allowance for loan losses to nonperforming loans not guaranteed by the U.S. government(23)	158.83	144.66	149.90	75.93
Allowance for loan losses to loans held for investment	1.93	5.51	5.39	5.66
Net charge-offs	$1,887	$1,860	$1,461	$1,062
Net charge-offs to average loans on book outstanding(24)	0.66%	0.82%	0.85%	0.83%
Capital Ratios
Tier 1 leverage ratio (Bank)	10.39%	10.63%	11.84%	8.84%
Tier 1 risk-based capital ratio (Bank)(25)	15.09	16.65	17.13	14.72
Total risk-based capital ratio (Bank)(25)	15.95	17.91	18.40	15.99
Total equity to total assets	11.24	9.65	10.36	7.00
Tangible common equity to tangible assets(26)	11.16	9.65	10.36	7.00

Unaudited Pro Forma Consolidated Financial Data

	As of and for the years ended December 31,
	2013		2012
	Pro Forma	Actual	Pro Forma	Actual
	(dollars in thousands except per share)
Selected Period End Balance Sheet Data
Total assets	$413,030	$430,355	$340,460	$342,468
Cash and due from banks	31,244	37,244	37,795	44,173
Investment securities available for sale, at fair value	19,446	19,446	15,416	15,416
Loans held for sale	159,438	159,438	145,183	145,183
Loans held for investment	141,349	141,349	92,669	92,669
Total loans held for sale and investment	300,787	300,787	237,852	237,852
Allowance for loan losses	(2,723)	(2,723)	(5,108)	(5,108)
Servicing assets	29,053	29,053	24,220	24,220
Deposits	356,620	356,620	287,198	286,674
Long-term borrowings	12,325	12,325	12,205	12,205
Total shareholders’ equity(27)	29,880	48,390	30,234	33,057
Selected Income Statement Data
Interest income	$15,332	$15,302	$12,087	$11,725
Interest expense	4,521	4,521	3,628	3,628

Net interest income	10,811	10,781	8,459	8,097
Provision for (recovery of) loan losses	(858)	(858)	2,110	2,110

Net interest income after provision for loan losses	11,669	11,639	6,349	5,987
Noninterest income	46,738	56,467	41,938	42,480
Noninterest expense	39,692	40,164	29,850	33,669

Net income before income tax & noncontrolling interest	$18,715	$27,942	$18,437	$14,798
Provision for income tax expense	(8,390)	—	(6,263)	—
Net income attributable to noncontrolling interest	—	120	—	1,297

Net income attributable to Live Oak Bancshares, Inc.	$10,325	$28,062	$12,174	$16,095

Net income (net of tax effect)(2)	$10,325	$17,258	$12,174	$9,899
Per Share Data (Common Stock) Attributable to the Company
Earnings:
Basic	$5.07	$13.79	$6.25	$8.27
Diluted(3)	5.05	13.73	6.05	7.99
Earnings (net of tax effect)(2):
Basic	5.07	8.48	6.25	5.08
Diluted(3)	5.05	8.44	6.05	4.92
Dividends(4)	13.32	4.81	7.79	5.91
Book value(5)	14.71	23.82	14.91	16.30
Selected Performance Metrics
Efficiency ratio(8)	68.98%	59.73%	59.23%	66.57%
Noninterest income to total revenue(9)	81.21	83.97	83.22	83.99
Asset Quality Ratios
Nonperforming loans and foreclosed assets guaranteed by the U.S. government(23)	$6,983	$6,983	$5,062	$5,062
Nonperforming loans to total assets(23)	2.11%	2.02%	2.52%	2.51%
Nonperforming loans not guaranteed by the U.S. government to total assets(23)	0.42	0.40	1.04	1.03
Nonperforming loans to loans held for investment(23)	6.15	6.15	9.27	9.27
Nonperforming loans not guaranteed by the U.S. government to loans held for investment(23)	1.21	1.21	3.81	3.81
Allowance for loan losses to nonperforming
Loans not guaranteed by the U.S. government(23)	158.83	158.83	144.66	144.66
Allowance for loan losses to loans held for investment	1.93	1.93	5.51	5.51
Net charge-offs	$1,887	$1,887	$1,860	$1,860

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2013

	Live Oak Historical	nCino Spin-Off(28)	Cash Dividend and C Corporation Conversion	Live Oak Pro Forma
	( in thousands except per share )
Interest income
Loans and fees on loans	$14,481	$—	$—	$14,481
Investment securities	391	—	—	391
Other interest earning assets	430	30	—	460

Total interest income	15,302	30	—	15,332

Interest expense
Deposits	3,947	—	—	3,947
Borrowings	574	—	—	574
Total interest expense	4,521	—	—	4,521
Net interest income	10,781	30	—	10,811

Provision for (recovery of) loan losses	(858)	—	—	(858)

Net interest income after provision for loan losses	11,639	30	—	11,669

Noninterest income
Loan servicing revenue & revaluation	7,926	—	—	7,926
Net gains on sales of loans	38,225	—	—	38,225
Gain on deconsolidation of subsidiary	12,212	(12,212)	—	—
Income from equity method investments	(2,756)	2,648	—	(108)
Gain on sale of securities available for sale	11	—	—	11
Other noninterest income	849	(165)	—	684

Total noninterest income	56,467	(9,729)	—	46,738

Noninterest expense
Salaries and employee benefits	20,766	(349)	—	20,417
Travel expense	4,458	(16)	—	4,442
Professional services expense	2,237	(56)	—	2,181
Advertising and Marketing expense	2,316	(11)	—	2,305
Occupancy expense	1,678	(2)	—	1,676
Data processing expense	1,749	(1)	—	1,748
Equipment expense	1,042	—	—	1,042
Other expense	5,918	(37)	—	5,881

Total noninterest expense	40,164	(472)	—	39,692

Net income before income tax & noncontrolling interest	$27,942	$(9,227)	$—	$18,715
Provision for income tax expense	—	—	(8,390)	(8,390)
Net Income	27,942	(9,227)	(8,390)	10,325
Net loss attributable to noncontrolling interest	120	(120)	—	—

Net income attributable to Live Oak Bancshares, Inc.	$28,062	$(9,347)	$(8,390)	$10,325

Earnings per common share:

Basic	$13.79			$5.07
Diluted	13.73			5.05
Weighted average shares outstanding:
Basic	2,035			2,035
Diluted	2,044			2,044

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

	Live Oak Historical	nCino Spin-Off(28)	Cash Dividend and C Corporation Conversion	Live Oak Pro Forma
	(dollars in thousands)
Assets
Cash and due from banks	$37,244	$—	$(6,000)	$31,244
Investment securities available for sale, at fair value	19,446	—	—	19,446
Loans held for sale	159,438	—	—	159,438

Loans held for investment	141,349	—	—	141,349
Allowance for loan losses	(2,723)	—	—	(2,723)

Net Loans	138,626	—	—	138,626

Accrued interest receivable	1,842	—	—	1,842
Premises and equipment, net	25,036	—	—	25,036
Foreclosed real estate	341	—	—	341
Servicing assets	29,053	—	—	29,053
Investments in non-consolidated affiliates	11,467	(11,325)	—	142
Other assets	7,862	—	—	7,862

Total Assets	$430,355	$(11,325)	$(6,000)	$413,030

Liabilities and Shareholders’ Equity

Deposits
Noninterest-bearing	$13,022	$—	$—	$13,022
Interest-bearing	343,598	—	—	343,598

Total Deposits	356,620	—	—	356,620

Long-term borrowings	12,325	—	—	12,325
Other liabilities	9,415	—	1,185	10,600

Total Liabilities	378,360	—	1,185	379,545

Redeemable equity securities	3,605	—	—	3,605
Shareholders’ Equity
Common stock, no par value; 2,750,000 shares authorized; 2,031,833, shares issued and outstanding at December 31, 2013	18,319	—	—	18,319
Retained earnings (deficit)	30,262	(11,325)	(7,185)	11,752
Accumulated other comprehensive
Income (loss)	(191)	—	—	(191)

Total Shareholders’ Equity	48,390	(11,325)	(7,185)	29,880
Noncontrolling interest	—	—	—	—
Total equity	48,390	(11,325)	(7,185)	29,880

Total Liabilities and Shareholders’
Equity	$430,355	$(11,325)	$(6,000)	$413,030

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2012

	Live Oak Historical	nCino Spin-Off(28)	Cash Dividend and C Corporation Conversion	Live Oak Pro Forma
	( in thousands except per share )
Interest income
Loans and fees on loans	$11,178	$—	$—	$11,178
Investment securities	467	—	—	467
Other interest earning assets	80	362	—	442

Total interest income	11,725	362	—	12,087

Interest expense
Deposits	2,975	—	—	2,975
Borrowings	653	—	—	653

Total interest expense	3,628	—	—	3,628

Net interest income	8,097	362	—	8,459

Provision for (recovery of) loan losses	2,110	—	—	2,110

Net interest income after provision for loan losses	5,987	362	—	6,349

Noninterest income
Loan servicing revenue & revaluation	8,346	—	—	8,346
Net gains on sales of loans	33,535	—	—	33,535

Gain on sale of securities available for sale	—	—	—	—
Other noninterest income	599	(542)	—	57

Total noninterest income	42,480	(542)	—	41,938

Noninterest expense
Salaries and employee benefits	17,968	(2,211)	—	15,757
Travel expense	3,115	(290)	—	2,825
Professional services expense	2,580	(768)	—	1,812
Advertising and Marketing expense	2,181	(206)	—	1,975
Occupancy expense	679	(13)	—	666
Data processing expense	1,420	555	—	1,975
Equipment expense	738	(31)	—	707
Other expense	4,988	(855)	—	4,133

Total noninterest expense	33,669	(3,819)	—	29,850

Net income before income tax expense & noncontrolling interest	$14,798	$3,639	$—	$18,437
Provision for income tax expense	—	—	(6,263)	(6,263)
Net income	14,798	3,639	(6,263)	12,174
Net loss attributable to noncontrolling interest	1,297	(1,297)	—	—

Net income attributable to Live Oak Bancshares, Inc.	$16,095	$2,342	$(6,263)	$12,174

Earnings per common share:
Basic	$8.27			$6.25
Diluted	7.99			6.05
Weighted average shares outstanding:
Basic	1,947			1,947
Diluted	2,014			2,014

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2012

	Live Oak Historical	nCino Spin-Off(28)	Cash Dividend and C Corporation Conversion	Live Oak Pro Forma
	(dollars in thousands)
Assets
Cash and due from banks	$44,173	$(378)	$(6,000)	$37,795
Investment securities available for sale, at fair value	15,416	—	—	15,416
Loans held for sale	145,183	—	—	145,183

Loans held for investment	92,669	—	—	92,669
Allowance for loan losses	(5,108)	—	—	(5,108)

Net Loans	87,561	—	—	87,561

Accrued interest receivable	1,457	—	—	1,457
Premises and equipment, net	18,951	—	—	18,951
Foreclosed real estate	232	—	—	232
Servicing assets	24,220	—	—	24,220
Other assets	5,275	3,535	835	9,645

Total Assets	$342,468	$3,157	$(5,165)	$340,460

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$2,479	$524	$—	$3,003
Interest-bearing	284,195	—	—	284,195

Total Deposits	286,674	524	—	287,198

Long-term borrowings	12,205	—	—	12,205
Other liabilities	10,668	(1,006)	—	9,662

Total Liabilities	309,547	(482)	—	309,065

Redeemable equity securities	1,161	—	—	1,161

Shareholders’ Equity
Common stock, no par value; 2,750,000 shares authorized; 2,027,495 shares issued and outstanding at December 31, 2012	20,535	—	—	20,535
Retained earnings (deficit)	11,980	2,342	(5,165)	9,157
Accumulated other comprehensive income	542	—	—	542

Total Shareholders’ Equity	33,057	2,342	(5,165)	30,234
Noncontrolling interest	(1,297)	1,297	—	—
Total equity	31,760	3,639	(5,165)	30,234

Total Liabilities and Shareholders’ Equity	$342,468	$3,157	$(5,165)	$340,460

NOTES TO SELECTED HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

(1)	We calculate tangible book value per share as total shareholders’ equity less goodwill and other intangible assets to determine “tangible shareholders equity” and then tangible shareholders’ equity is divided by the outstanding number of shares of our common stock at the end of the relevant year. Tangible book value is not a financial measure recognized by generally accepted accounting principles in the United States, or GAAP, and, as we calculate tangible book value, the most directly comparable GAAP financial measure is total shareholders’ equity. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” set forth below.

(2)	We have calculated our net income (net of tax effect), earnings per share (net of tax effect) on a basic and diluted basis, return on average assets (net of tax effect), return on average equity (net of tax effect) and dividend payout ratio (net of tax effect) for each year shown by calculating a provision for income taxes using an assumed annual effective income tax rate of 38.5% for the years ended December 31, 2013, 2012, 2011 and 2010, respectively, and adjusting our historical net income for each year to give effect to the pro forma provision for federal and state income taxes for such year. The unaudited pro forma consolidated statements of income for 2013 and 2012 reflect provision for income tax expense in the column entitled “Cash Dividend and C Corporation Conversion”. Pro forma income tax expense for fiscal 2013 and 2012 includes the aforementioned computed income tax effect in addition to the effect of estimated deferred tax assets or liabilities associated with conversion to a C corporation.

(3)	We calculated our diluted earnings per share for each year shown as our net income divided by the weighted-average number of our common shares outstanding during the relevant year adjusted for the dilutive effect of outstanding options to purchase shares of common stock. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for more information regarding the dilutive effect of our outstanding options. The number of pro forma shares outstanding 2013 and 2012 are equal to historical, or stated, shares outstanding in each respective year. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	2013	2012	2011	2010
Share Data
Weighted average shares outstanding (basic)	2,034,766	1,946,730	1,756,751	1,455,368
Weighted average shares outstanding (diluted)	2,043,913	2,013,836	2,073,219	1,760,943
Shares outstanding at end of period	2,031,833	2,027,495	1,883,541	1,559,260

(4)	Dividends declared include the cash distributions paid to our shareholders in the relevant year to provide them with funds to pay their income tax liabilities incurred as a result of the pass-through of our net taxable income for such year to our shareholders as holders of shares in an S corporation for income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $3.34 per share, $3.13 per share, $3.80 per share, $2.70 per share and $0.69 per share for the years ended December 31, 2013, 2012, 2011 and 2010, respectively.

(5)	Book value per share equals our total shareholders’ equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding as of December 31, 2013, 2012, 2011 and 2010 has been presented in note (3) above.

(6)	We have calculated our pro forma return on average assets and pro forma return on average equity for a year by calculating our pro forma net income for that year as described in note 2 above and dividing that by our average assets and average equity, as the case may be, for that year. We calculate our average assets and average equity for a year by dividing the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business on each day in the relevant year and dividing by the number of days in the year.

(7)	We calculate average yield on loans by taking loan interest income divided by average loans. We calculate average cost of deposits by taking deposit expense divided by average interest-earning deposits. Net interest margin represents net interest income divided by average interest-earning assets.

(8)	Efficiency ratio represents noninterest expenses divided by the sum of net interest income and noninterest income, excluding realized gains or losses from sales of investment securities. Efficiency ratio is a non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” set forth below.

(9)	We calculate the ratio of noninterest income to total revenue as noninterest income (excluding securities gains or losses) divided by the sum of net interest income plus noninterest income (excluding securities gains or losses).

(10)	We calculate our dividend payout ratio for each year presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (4) above) divided by our basic earnings per share and earnings (net of tax) for such year.

(11)	Employees exclude employees of nCino for periods when nCino was a consolidated subsidiary. There were six non-Bank employees as of December 31, 2013. There were no non-Bank employees as of December 31, 2012, 2011 and 2010.

(12)	Includes the number of notes and amount of the entire note with note dates in the respective year.

(13)	We primarily originate loans through the SBA 7(a) program. Typically, 75% of the note amount of loans originated through the SBA 7(a) program is guaranteed by the U.S. government. Total loans include the gross loans held for sale and held for investment.

(14)	We operate an originate-sell-and-service model. We primarily sell the U.S. government guaranteed portion of loans at a premium with a 1% servicing fee. Prior to 2010, we primarily sold the guaranteed portion of loans at par for servicing in excess of 1%. Additionally, we sell portions of our loans not guaranteed by the U.S. government. These loans are typically sold at par.

(15)	The outstanding principal balance of guaranteed loans, as of December 31 of the applicable year that have been sold into the secondary market.

(16)	The number of loans outstanding as of December 31 of the applicable year that we service. We service all of the loans we originate.

(17)	Average net gain on sale of loans is calculated by taking net gains on sales of loans divided by total loans sold and serviced for others multiplied by 1,000. This ratio represents the average net gain on sale generated from every $1 million of loan sales. Net gain on sale for our guaranteed loans is comprised primarily of four components: premium cash, establishment of the servicing asset related to that sale, a discount on the retained unguaranteed portion of the loan and the recognition into income of deferred costs and fees associated with the loan relative to the portion sold.

Average net gain on sale of loans (dollars in thousands)
	2013	2012	2011	2010
U.S. government guaranteed loans sold at a premium	$113.11	$121.28	$91.94	$83.35
U.S. government guaranteed loans sold at par for excess servicing	—	—	—	—
Loans sold not guaranteed by U.S. government	(3.70)	(0.40)	54.41	32.76

Average net gain on sale of U.S. government guaranteed loans sold at a premium (dollars in thousands)
	2013	2012	2011	2010
Premium cash received	$103.12	$108.11	$93.44	$82.05
Servicing asset established	24.88	23.17	20.98	20.33
Discount on retained portion	(8.23)	(4.30)	(18.25)	(13.45)
Deferred fees and costs	(6.47)	(5.68)	(4.23)	(5.55)
Other adjustments	(0.19)	(0.02)	—	(0.03)

	$113.11	$121.28	$91.94	$83.35

(18)	We calculate average servicing retained by taking the total of the servicing percentage multiplied by the amount sold for each loan divided by the total loans sold and serviced for others.

(19)	We calculate the weighted average servicing fee of sold loans guaranteed by the U.S. government by taking the servicing fee multiplied by the total outstanding guaranteed amount sold for each loan divided by the total outstanding guaranteed amount of loans sold and serviced for others.

(20)	We calculate average outstanding loan size by taking the outstanding borrower principal balance divided by the number of loans.

(21)	We calculate average balance of loans by taking total loans (gross) divided by the number of loans. We exclude any loans that have been completely charged off.

(22)	We calculate average balance of loans not guaranteed by the U.S. government by taking the portion of total loans (gross) not guaranteed by the U.S. government divided by the number of loans. We exclude any loans that have been completely charged off.

(23)	Nonperforming loans include nonaccrual loans.

(24)	Average loans on book outstanding includes held for sale and held for investment loans.

(25)	We calculate our risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.

(26)	We calculate tangible common equity as total shareholders’ equity less goodwill and other intangible assets and we calculate tangible assets as total assets less goodwill and other intangible assets. Tangible common equity to tangible assets is a non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” set forth below.

(27)

We have declared and will pay certain dividends subsequent to December 31, 2013, that are discussed under “Dividend Policy” on page 48 of this prospectus and in Note 2 beginning on page F-17 to our consolidated financial statements appearing elsewhere in this prospectus. In addition, the pro forma balance sheet in our consolidated financial statements includes the effect of recording a deferred tax liability resulting from the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases we as a C Corporation rather than an S Corporation. As of December 31, 2013, we would have recorded an estimated deferred tax liability of $1.2 million, which is reflected as a decrease in retained earnings of $1.2 million. As of December 31, 2012, we would have recorded an estimated deferred tax asset of $835 thousand, which is reflected as an increase in retained earnings of $835 thousand. As a result of the dividends described above and the recording of the deferred tax assets and liabilities, the pro forma adjusted amount of total shareholders’ equity would have been $29.9 million and $30.2 million as of December 31, 2013 and 2012, respectively. The pro forma adjusted amount of total shareholders’ equity does not include any earnings subsequent to December 31, 2013.

(28)	The nCino Spin-Off on the Pro Forma Balance Sheet as of December 31, 2012 includes $3.6 million note receivable from nCino that will no longer be eliminated upon a spin-off. There was no note receivable from nCino as of December 31, 2013. A reconciliation of the nCino Spin-Off found on the Pro Forma Income Statements as of December 31, 2013 and 2012 can be found below:

2013 nCino Spin-Off reconciliation	nCino Financials	Elmininating Entries	Income from non- consolidated nCino	nCino Spin- Off
	(dollars in thousands)
Interest income
Other interest earning assets	$—	$30	$—	$30

Total interest income	—	30	—	30

Interest expense
Borrowings	(30)	30	—	—

Total interest expense	(30)	30	—	—

Net interest income	30	—	—	30

Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	30	—	—	30

Noninterest income
Gain on deconsolidation of subsidiary	—	—	(12,212)	(12,212)
Income from equity method investments	—	—	2,648	2,648
Other noninterest income	(165)	—	—	(165)

Total noninterest income	(165)	—	(9,564)	(9,729)

Noninterest expense
Salaries and employee benefits	(349)	—	—	(349)
Travel expense	(16)	—	—	(16)
Professional services expense	(56)	—	—	(56)
Advertising and Marketing expense	(11)	—	—	(11)
Occupancy expense	(2)	—	—	(2)
Data processing expense	(1)	—	—	(1)
Other expense	(37)	—	—	(37)

Total noninterest expense	(472)	—	—	(472)

Net income	337	—	(9,564)	(9,227)
Net (income) loss attributable to noncontrolling interest	(120)	—		(120)

Earnings before income tax expense	217	—	(9,564)	(9,347)
Income tax expense — current period		—	—	—

Net earnings	$217	$—	$(9,564)	$(9,347)

2012 nCino Spin-Off reconciliation	nCino Financials	Elmininating Entries	Income from non- consolidated nCino	nCino Spin- Off
	(dollars in thousands)
Interest income
Other interest earning assets	$—	$362	$—	$362

Total interest income	—	362	—	362

Interest expense
Borrowings	(362)	362	—	—

Total interest expense	(362)	362	—	—

Net interest income	362	—	—	362

Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	362	—	—	362

Noninterest income
Other noninterest income	(1,112)	570	—	(542)

Total noninterest income	(1,112)	570	—	(542)

Noninterest expense
Salaries and employee benefits	(2,211)	—	—	(2,211)
Travel expense	(290)	—	—	(290)
Professional services expense	(768)	—	—	(768)
Advertising and Marketing expense	(206)	—	—	(206)
Occupancy expense	(13)	—	—	(13)
Data processing expense	(15)	570	—	555
Equipment expense	(31)	—	—	(31)
Other expense	(855)	—	—	(855)

Total noninterest expense	(4,389)	570	—	(3,819)

Net income	3,639	—	—	3,639
Net (income) loss attributable to noncontrolling interest	(1,297)	—	—	(1,297)

Earnings before income tax expense	2,342	—	—	2,342
Income tax expense — current period	—	—	—	—

Net earnings	$2,342	$—	$—	$2,342

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in our selected consolidated financial data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are “tangible shareholders’ equity,” “tangible book value per share,” “tangible average equity to tangible average assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible book value per share” is defined as total equity reduced by goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. We have not considered loan servicing rights as an intangible asset for purposes of this calculation.

•	“Tangible average equity to tangible average assets” is defined as the ratio of average shareholders’ equity less average goodwill and average other intangible assets, divided by average total assets. This measure is important to investors interested in relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets. We have not considered average loan servicing rights as an intangible asset for purposes of this calculation.

•	“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income. This measure is important to investors looking for a measure of efficiency in the Company’s productivity measured by the amount of revenue generated for each dollar spent. While the efficiency ratio is a measure of productivity its value is mitigated by the unique attributes of a high-touch business model employed by the Company.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	Years ended December 31,
	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Total shareholders’ equity	$48,390	$33,057	$27,583	$17,162
Less:
Goodwill	272	—	—	—
Other intangible assets	155	—	—	—

Tangible shareholders’ equity	$47,963	$33,057	$27,583	$17,162

Shares outstanding	2,031,833	2,027,495	1,883,541	1,559,260
Tangible book value per share	$23.61	$16.30	$14.64	$11.01
Average assets	429,634	321,489	248,779	199,591
Average equity	44,671	31,799	23,220	13,825
Average goodwill and other intangible assets	156	—	—	—
Tangible average equity to tangible average assets	10.36%	9.89%	9.33%	6.93%

	Years ended December 31,
	2013	2012	2011	2010
	(dollars in thousands)
Efficiency ratio
Noninterest expense	$40,164	$33,669	$20,967	$13,365
Net interest taxable equivalent income	10,781	8,097	6,007	3,297
Noninterest taxable equivalent income (loss)	56,467	42,480	32,127	20,932
Less gain (loss) on sale of securities	11	—	—	—

Adjusted operating revenue	$67,237	$50,577	$38,134	$24,228

Efficiency ratio	59.73%	66.57%	54.98%	55.16%

	As of and for the years ended December 31,
	2013		2012
	Pro Forma	Actual	Pro Forma	Actual
	(dollars in thousands)
Total shareholders’ equity	$29,880	$48,390	$30,234	$33,057
Less:
Goodwill	272	272	—	—
Other intangible assets	155	155	—	—

Tangible shareholders’ equity	$29,453	$47,963	$30,234	$33,057

Shares outstanding	2,031,833	2,031,833	2,027,495	2,027,495
Tangible book value per share	$14.50	$23.61	$14.91	$16.30
Average assets	415,486	429,634	313,897	321,489
Average equity	29,338	44,671	27,387	31,799
Average goodwill and other intangible assets	156	156	—	—
Tangible average equity to tangible average assets	7.02%	10.36%	8.72%	9.89%

Efficiency ratio
Noninterest expense	$39,692	$40,164	$29,850	$33,669
Net interest taxable equivalent income	10,811	10,781	8,459	8,097
Noninterest taxable equivalent income (loss)	46,738	56,467	41,938	42,480
Less gain (loss) on sale of securities	11	11	—	—

Adjusted operating revenue	$57,538	$67,237	$50,397	$50,577

Efficiency ratio	68.98%	59.73%	59.23%	66.57%

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition, and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since many of our loans are secured by collateral, we may attempt to seize the collateral if and when a customer defaults on a loan. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customer. The resolution of nonperforming assets, including the initiation of foreclosure proceedings, requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities, and will expose us to additional legal costs. Elevated levels of loan delinquencies and bankruptcies in our market area, generally, and among our customers, specifically, can be precursors of future charge-offs and may require us to increase our allowance for loan and lease losses, or ALLL. Higher charge-off rates, delays in the foreclosure process or in obtaining judgments against defaulting borrowers or an increase in our ALLL may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses, may increase our cost of funds, and could materially adversely affect our capital, financial condition, results of operations and the value of the common stock.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business.

We generally sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales have resulted in both premium income for us at the time of sale, and created a stream of future servicing income. There can be no assurance that we will be able to continue originating these loans, that a secondary market for these loans will continue to exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our results of operations as well as the value of our common stock.

A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which could have a material adverse effect on our results of operations.

All financial institutions are subject to similar risks resulting from a weakened economy, such as increased charge-offs and levels of past-due loans and nonperforming assets. Although the U.S. economy has emerged from the severe recession that occurred from 2007 to 2009, economic growth has been slow and uneven, and unemployment levels remain high in many areas of the country. In addition, recovery by many businesses has been impaired by lower consumer spending. A return of prolonged deteriorating economic conditions could adversely affect the ability of our customers to repay their loans, the value of our investments, and our ongoing operations, costs and profitability. These events may cause us to incur losses and may materially adversely affect our financial condition and results of operations.

Our loan portfolio mix, which includes owner-occupied commercial real estate loans, could result in increased credit risk in a challenging economy.

Our loan portfolio is concentrated in owner-occupied commercial real estate and owner-occupied commercial business loans. These types of loans generally are viewed as carrying more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about heavy loan concentrations in certain types of commercial real estate loans, including acquisition, construction and development loans, and heavy loan concentrations in certain geographic segments. Because a portion of our loan portfolio is composed of these types of higher-risk loans, we face an increased risk of nonperforming loans that could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, any of which could have a material adverse impact on our results of operations and financial condition.

The current economic environment and any deterioration or downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers’ ability to repay their loans and the value of the real property securing those loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2013, the fair value of our investment securities portfolio was approximately $19.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, monetary tapering actions by the Federal Reserve, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of our common stock. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

Our allowance for loan losses may prove to be insufficient to cover actual loan losses, which could have a material adverse effect on our financial condition and results of operations.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. We expect our allowance to continue to fluctuate; however, given current and future market conditions, we can make no assurance that our allowance will be adequate to cover future loan losses.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulators could have a negative effect on our operating results and could materially adversely affect the value of the common stock.

The amount of other real estate owned, or OREO, may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate, likewise increase. The amount of OREO we hold may increase due to various economic conditions or other factors. Any additional increase in losses and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and may reduce our ultimate realization from any OREO sales. In addition, at the time of acquisition of the OREO we are required to reflect the fair market value in our financial statements. If the OREO declines in value subsequent to its acquisition, we are required to recognize a loss. As a result, declines in the value of our OREO have a negative effect on our results of operations and financial condition, and could materially adversely affect the value of our common stock.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations and could materially adversely affect the value of the common stock.

Our use of appraisals in deciding whether to make a loan secured by real property or how to value the loan in the future may not accurately describe the net value of the collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may experience changes in value in relatively short periods of time, especially given heightened economic uncertainty, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of OREO, and our ALLL may not reflect accurate loan impairments. The valuation of the properties securing the loans in our portfolio may negatively impact the continuing value of those loans and could materially adversely affect our results of operations and financial condition, as well as the value of the common stock.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our borrowers, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding a loan or during our ongoing monitoring of outstanding loans. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may fail to realize all of the anticipated benefits, including estimated cost savings, of potential future acquisitions.

In the future, we may encounter difficulties in obtaining required regulatory approvals or unexpected contingent liabilities from businesses we may acquire. Integration of an acquired business can be complex and costly, sometimes including combining relevant accounting and data processing systems and management controls, as well as managing relevant relationships with employees, clients, suppliers and other business partners. Integration efforts could divert management attention and resources, which could adversely affect our operations or results. Additionally, given continued market volatility and uncertainty, we may also experience increased credit costs or need to take additional markdowns and allowances for loan losses on assets and loans we may acquire. These increased credit costs, markdowns and allowances could materially adversely affect our financial condition and results of operations, as well as the value of our common stock.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings depend on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates affect the premium market for SBA 7(a) loans. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, affects us more than non-financial companies and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin, noninterest income, and results of operations.

We face strong competition from larger, more established competitors.

The banking business is highly competitive, and we experience strong competition from many other financial institutions, including some of the largest commercial banks in the United States as well as other bank and non-bank lenders that operate in the United States.

We compete with these institutions both in attracting deposits and in making loans, primarily on the basis of the interest rates we pay and yield on these products. Many of our competitors are well-established, much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our industry verticals, we may face a competitive disadvantage as a result of our smaller size. In addition, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation, legislative, regulatory and technological changes, and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Prior to this offering, we were treated as an S corporation under the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S corporation could harm us.

Upon consummation of this offering, our S corporation status will terminate, and we will be treated as a C corporation under “Subchapter C” of the income tax provisions of the Internal Revenue Code of 1986, as amended, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its shareholders. If the open tax years in which we were an S corporation were audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions that we have made to our shareholders during those periods. These amounts could include taxes on all of our taxable income while we were an S corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We are subject to increased regulatory requirements and supervision due to our de novo status.

The Bank was chartered in 2008 and is accordingly subject to more stringent regulatory requirements and supervision than banks that have been established for a longer period of time. In 2009, the FDIC extended the period of heightened supervision for newly insured FDIC-supervised institutions from three to seven years. Our seven-year de novo period will expire in 2015. Until that time, the Bank will be subject to enhanced supervision and any material change in its business plan will require FDIC approval. These enhanced supervisory requirements could restrain our growth or limit our ability to engage in activities that are outside the scope of our business plan, which in turn could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our loan portfolio may be affected by deterioration in real estate markets, including declines in the performance of loans.

Deterioration in real estate markets could result in declining prices and excess inventories. As a result, developers may experience financial deterioration and banking institutions may experience declines in the performance of construction, development and commercial loans. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies than is provided in the allowance for loan losses, which could materially adversely affect our earnings.

A prolonged U.S. government shutdown or default by the U.S. on government obligations could harm our results of operations.

Our results of operations, including revenue, non-interest income, expenses and net interest income, would likely be adversely affected in the event of widespread financial and business disruption on account of a default by the U.S. on U.S. government obligations or a prolonged failure to maintain significant U.S. government operations, particularly those pertaining to the SBA or the FDIC.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our subsidiary’s banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. government and federal agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

Deterioration in the commercial soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create another market-wide liquidity crisis similar to that experienced in late 2008 and early 2009 and could lead to losses or defaults by us or by other institutions. There is no assurance that the deterioration or failure of our counterparties would not materially adversely affect our results of operations.

We have different lending risks than larger, more diversified banks.

Our ability to diversify our economic risks is limited. We lend primarily to small businesses in selected industries, which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. Small businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If economic conditions negatively impact the verticals in which we operate, our results of operations and financial condition may be adversely affected.

We manage our credit exposure through careful monitoring of loan applicants and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, and the economies in which we and our borrowers operate, as well as the judgment of our regulators. This is an inherently uncertain process, and we cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, profitability or financial condition.

We are subject to liquidity risk in our operations.

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, loan originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses, and capital expenditures. Liquidity is derived primarily from the sale of loans in the 7(a) secondary market, retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Historically, we have relied on brokered and Internet funds as a large portion of our deposit base. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Our access to borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our results of operations.

A failure in or breach of our operational or security systems, or those of our third party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. We cannot assure you that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

Hurricanes or other adverse weather events could disrupt our operations, which could have an adverse effect on our business or results of operations.

North Carolina’s coastal region is affected, from time to time, by adverse weather events, particularly hurricanes. We cannot predict whether, or to what extent, damage caused by future hurricanes will affect our operations. Weather events could cause a disruption in our day-to-day business activities and could have a material adverse effect on the value of our common stock.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our chief executive officer, president, and other senior officers. The unexpected loss of any of our key employees could have an adverse effect on our business and possibly result in reduced revenues and earnings. The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. We are not party to non-compete or non-solicitation agreements with any of our officers or employees. The market for our personnel is competitive, and we cannot assure you that we will be successful in attracting, hiring or retaining key personnel.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

We have implemented a risk management framework to manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial and other modeling methodologies which involve management assumptions and judgment. There can be no assurance that our risk management framework will be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and be subject to potentially adverse regulatory consequences, and our business, financial condition, results of operations or prospects could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting which would harm our business and the trading price of our securities.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from NASDAQ. This could have an adverse effect on our business, financial condition and results of operations, including our stock price, and could potentially subject us to litigation.

Changes in accounting standards and management’s selection of accounting methods, including assumptions and estimates, could materially impact our financial statements.

From time to time the SEC and the Financial Accounting Standards Board, or FASB, change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. In addition, management is required to use certain assumptions and estimates in preparing our financial statements, including determining the fair value of certain assets and liabilities, among other items. If the assumptions or estimates are incorrect, we may experience unexpected material adverse consequences.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation, including the intellectual property associated with our reputation, is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and shareholders, and the industries that we serve. Any damage to our reputation, whether arising from legal, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, the conduct of our business or otherwise could have a material adverse effect on our business.

Insiders have substantial control over us, and this control may limit our shareholders’ ability to influence corporate matters and may delay or prevent a third party from acquiring control over us.

Our directors and executive officers and their related entities currently beneficially own, in the aggregate, approximately 45.82% of our outstanding common stock. Further, we anticipate that our directors and executive officers and their related entities will beneficially own an aggregate of approximately     % of our common stock following this offering (without giving effect to the exercise of the overallotment option granted to the underwriters). The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other shareholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled “Principal and Selling Shareholders.”

Risks Related to Our Regulatory Environment

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including the declaration and payment of cash dividends to shareholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth and operations. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company and the Bank, which could materially adversely affect our growth strategy and operating results in the future.

The laws and regulations applicable to the banking industry have recently changed and may continue to change, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted on July 21, 2010. The provisions of the Dodd-Frank Act, and its implementing regulations, on our business remain somewhat uncertain at this time, but they may adversely affect our business, results of operations, and the underlying value of our securities, including our common stock. The full effect of this legislation will not be reasonably certain until all implementing regulations are promulgated, which could take several years in some cases.

Some or all of the changes, including the new rulemaking authority granted to the Consumer Financial Protection Bureau, or the CFPB, may result in greater reporting requirements, assessment fees, operational restrictions, capital requirements, and other regulatory burdens applicable to us, and many of our non-bank competitors may remain free from such limitations. This could adversely affect our ability to attract and maintain depositors, to offer competitive products and services, and to expand our business.

Congress may consider additional proposals to change substantially the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as our current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of the common stock.

We may be required to raise additional capital in the future, including to comply with new increased minimum capital thresholds established by our regulators as part of their implementation of Basel III, but that capital may not be available when it is needed and could be dilutive to our existing shareholders, which could adversely affect our financial condition and results of operations.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act.

The major provisions of the new rule applicable to us are:

•	The new rule implements higher minimum capital requirements, includes a new common equity Tier 1 capital requirement, and establishes criteria that instruments must meet in order to be considered common equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital. These enhancements will both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The new minimum capital to risk-weighted assets, or RWA, requirements are a common equity Tier 1 capital ratio of 4.5 percent and a Tier 1 capital ratio of 6.0 percent, which is an increase from 4.0 percent, and a total capital ratio that remains at 8.0 percent. The minimum leverage ratio (Tier 1 capital to total consolidated assets) is 4.0 percent. The new rule maintains the general structure of the current prompt corrective action, or PCA, framework while incorporating these increased minimum requirements.

•	The new rule improves the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments such as trust preferred securities in Tier 1 capital going forward, and new constraints on the inclusion of minority interests, mortgage-servicing assets, or MSAs, deferred tax assets, or DTAs, and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

•	Under the new rule, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements, and corresponding limits on capital distributions and discretionary bonus payments, will begin on January 1, 2016. After the capital conservation buffer is fully phased in, a banking organization with a buffer greater than 2.5 percent would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5 percent would be subject to increasingly stringent limitations as the buffer approaches zero. When the new rule is fully phased in, it would prohibit a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter. When the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.

•	The new rule also increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

On July 9, 2013, the FDIC issued an “interim final rule” applicable to the Bank that is identical in substance to the final rules issued by the Federal Reserve described above. The Bank is required to comply with the interim final rule on January 1, 2015.

In order to support the operations at the Bank, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise capital, if needed, on terms acceptable to us. If we cannot raise capital when needed, our ability to operate or further expand our operations could be materially impaired. In addition, if we decide to raise equity capital under such conditions, the interests of our shareholders could be diluted.

The FDIC Deposit Insurance assessments that we are required to pay may continue to materially increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits.

As a result, we may be required to pay significantly higher premiums or additional special assessments that could adversely affect our earnings.

On October 19, 2010, the FDIC adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35 percent reserve ratio by September 30, 2020. In addition, the FDIC modified the method by which assessments are determined and, effective April 1, 2011, adjusted assessment rates, which will range from 2.5 to 45 basis points (annualized), subject to adjustments for unsecured debt and, in the case of small institutions outside the lowest risk category and certain large and highly complex institutions, brokered deposits. Further increased FDIC assessment premiums, due to our risk classification, emergency assessments, or implementation of the modified DIF reserve ratio, could adversely impact our earnings.

Risks Related to this Offering and our Common Stock

An active, liquid, and orderly market for our common stock may not develop.

Prior to this offering, there was no market for shares of our common stock. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price was determined through negotiations between us and the representative of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which may be beyond our control. These factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events affecting us or the financial markets generally;

•	the market for similar securities;

•	announcements by us or our competitors of acquisitions, business plans, or commercial relationships;

•	threatened or actual litigation;

•	any major change in our board of directors or management;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	whether we declare dividends on our common stock from time to time;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, if any;

•	large volumes of sales of our shares of common stock by existing shareholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for banks and financial services companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

Additional expenses following the offering from operating as a public company will adversely affect our profitability.

Following the offering, our noninterest expenses will increase as a result of the additional accounting, legal and various other additional expenses usually associated with operating as a public company and complying with public company disclosure obligations, particularly those obligations imposed by the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Act.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering to support our long-term growth by enhancing our capital ratios to permit growth initiatives and for general working capital and other corporate purposes, which may include, among other things, funding loans and purchasing investment securities through the Bank.

Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus with net proceeds to us of $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering from us will have contributed approximately     % of the total amount of funding we have received to date, but the shares purchased from us in this offering will represent only approximately     % of the total voting rights. The dilution will be $         per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options or warrants to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

Securities analysts may not initiate or continue coverage on our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Future sales of shares of our common stock by existing shareholders could depress the market price of our common stock.

Upon completion of this offering, there will be                  shares of our common stock outstanding. The                  shares being sold in this offering will be freely tradeable immediately after this offering (except for shares purchased by affiliates) and of the remaining                  shares outstanding on a pro forma as adjusted basis as of                     , 2014 (assuming no exercise of outstanding options after                     , 2014),                  shares may be resold under Rule 144 as of the date of this prospectus,                  shares may be sold 90 days after the date of this prospectus, and                  shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). In addition, as of                     , 2014, there were outstanding options to purchase                  shares of our common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons. Sales by these shareholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. We also intend to register all common stock that we may issue under our stock plans. Effective upon the completion of this offering, an aggregate of                  shares of our common stock will be reserved for future issuance under these plans (assuming no exercise of outstanding options after                     , 2014). Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

Our ability to pay cash dividends on our securities is limited and we may be unable to pay future dividends.

We make no assurances that we will pay any dividends on our securities, including our common stock, in the future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant. The holders of our capital stock are entitled to receive dividends when, and if, declared by our board of directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the current policy of the Federal Reserve that bank holding companies should pay cash dividends on capital stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from Live Oak Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the Bank to pay dividends, extend credit or otherwise transfer funds to the Company.

Additional issuances of common stock or securities convertible into common stock may dilute holders of our common stock.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of common stock, securities convertible into, exchangeable for or that represent an interest in common stock, or common stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to cause us to issue additional shares of common stock from time to time for adequate consideration without any additional action on the part of our shareholders. The market price of our common stock could decline as a result of other offerings, as well as other sales of a large block of common stock or the perception that such sales could occur.

We are subject to extensive regulation, and ownership of the common stock may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended, or BHCA, and federal and state banking regulations, that will impact the rights and obligations of owners of our common stock, including, for example, our ability to declare and pay dividends on our common stock. Shares of our common stock are voting securities for purposes of the BHCA and any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding shares of our common stock, and any holder (or group of holders deemed to be acting in concert) may need regulatory approval to acquire or retain 10% or more of the shares of our common stock. A holder or group of holders may also be deemed to control us if they own 25% or more of our total equity. Under certain limited circumstances, a holder or group of holders acting in concert may exceed the 25% percent threshold and not be deemed to control us until they own 33% percent or more of our total equity. The amount of total equity owned by a holder or group of holders acting in concert is calculated by aggregating all shares held by the holder or group, whether as a combination of voting or non-voting shares or through other positions treated as equity for regulatory or accounting purposes and meeting certain other conditions. Holders of our common stock should consult their own counsel with regard to regulatory implications.

Holders should not expect us to redeem outstanding shares of our common stock.

Our common stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and will not be redeemable at the option of the holders. Any decision we may make at any time to propose the repurchase or redemption of shares of our common stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity, general market conditions at that time and other factors we deem relevant. Our ability to redeem shares of our common stock is subject to regulatory restrictions and limitations, including those of the Federal Reserve Board.

Offerings of debt, which would rank senior to our common stock upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s regulatory capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Anti-takeover provisions could adversely affect our shareholders.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation require a supermajority vote of two-thirds of our outstanding common stock in order to effect a sale or merger of the company in certain circumstances. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Our Securities — Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects.”

Shares of our common stock are not insured deposits and may lose value.

Shares of our common stock will not be savings accounts, deposits or other obligations of any depository institution and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus. As a result, if you acquire shares of our common stock, you may lose some or all of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which statements represent our judgment concerning the future and are subject to business, economic, and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology.

We caution that any such forward-looking statements are further qualified by important factors that could cause our actual operating results to differ materially from those in the forward-looking statements, including, without limitation:

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	changes in SBA loan products, including specifically the Section 7(a) program, or changes in SBA standard operating procedures;

•	changes in interest rates or an extended period of record-low interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses;

•	changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments;

•	changes in financial market conditions, either internationally, nationally or locally in areas in which we conduct our operations, including, without limitation, reduced rates of business formation and growth, commercial and residential real estate development, and real estate prices;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

•	fluctuations in markets for equity, fixed-income, commercial paper and other securities, which could affect availability, market liquidity levels, and pricing;

•	effective on January 1, 2015 and subject to certain transition periods, changes in minimum capital requirements, adjustments to prompt corrective action thresholds, increased quality of regulatory capital, revised risk-weighting of certain assets, and implementation of a “capital conservation buffer,” included in the final rule promulgated by the Federal Reserve on July 2, 2013, to implement the so-called “Basel III” accords;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet;

•	governmental monetary and fiscal policies, including the effects of the Federal Reserve’s “Quantitative Easing” program, as well as other legislative and regulatory changes;

•	changes in political and economic conditions, including continuing political and economic effects of the global economic downturn and other major developments;

•	the impact of heightened regulatory scrutiny of financial products, primarily led by the CFPB;

•	our ability to comply with any requirements imposed on LOB or the Bank by our respective regulators, and the potential negative consequences that may result;

•	the effect of any mergers, acquisitions or other transactions, to which we or the Bank may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

•	the risk factors described under the heading “Risk Factors” in this prospectus.

Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us in this public offering will be approximately $        , or $         if the underwriters elect to exercise their option in full, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $        , or $         if the underwriters elect to exercise their option in full, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling shareholders.

We intend to use the net proceeds of this offering to pay off outstanding debt of the Company with a third party lender estimated to be $8.0 million at the time of this offering, to support the growth and expansion of our franchise and for general corporate purposes such as investments in the development of new technology platforms. This debt will mature in the first quarter of 2015 and carries a variable rate of 4.0% on March 5, 2014, calculated based on the Wall Street Journal prime rate plus 75 basis points. We may also use net proceeds for possible acquisitions of, or investments in, bank or permissible non-bank entities, including opportunities to enhance and optimize our internal operations. In addition, proceeds from this offering may be used for investments in additional subsidiaries to take advantage of potential start-up opportunities that we believe we have created or identified through the use of technology to enhance and optimize our internal operations and observations of the banking industry in general. However, no agreements or understandings presently exist with respect to any acquisitions or investments. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities.

CAPITALIZATION

The following table sets forth our consolidated capitalization, including regulatory capital ratios, at December 31, 2013 on:

•	an actual basis;

•	a pro forma basis to give effect to the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give further effect to the net proceeds from the sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option in full) at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma consolidated capitalization information below is illustrative only, and our cash and due from banks, long-term debt, common stock, retained earnings, accumulated other comprehensive income (loss), total shareholders’ equity, and total capitalization following the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus.

	December 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted for the Offering(1)
	(dollars in thousands, except per share data)
Cash and due from banks	$37,244	$31,244	$
Long term debt	12,325	12,325
Shareholders’ equity:
Common stock, no par value, 2,750,000 shares authorized, 2,031,833 shares issued and outstanding, actual; 2,031,833 shares issued and outstanding, pro forma; shares issues and outstanding, pro forma as adjusted	18,319	18,319
Retained earnings	30,262	11,752
Accumulated other comprehensive income (loss)	(191)	(191)
Total shareholders’ equity	48,390	29,880
Total capitalization	48,390	29,880
Book value per common share	23.82	14.71
Tangible book value per common share(2)	23.61	14.50
					Minimum Regulatory Requirement
Capital ratios:

Tangible common equity to tangible assets(2)	11.16%	7.14%		%
Company regulatory capital ratios:
Tier 1 leverage capital	10.30	6.71			4.00%
Tier 1 risk-based capital	14.99	9.68			4.00
Total risk-based capital	17.96	12.66			8.00
Bank regulatory capital ratios(3):
Tier 1 leverage capital	10.39	10.39			4.00
Tier 1 risk-based capital	15.09	15.09			4.00
Total risk-based capital	15.95	15.95			8.00

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and due from banks, long-term debt, common stock, retained earnings, accumulated other comprehensive income (loss) total shareholders’ equity, and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. See the information set forth under the caption “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” in the section “summary Selected Historical Consolidated Financial Data” for a reconciliation of these measures to their most directly comparable GAAP measures.

(3)	The pro forma as adjusted column assumes that $ million of net cash proceeds from the offering are pushed down to the Bank as common equity.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Net tangible book value per share is equal to the amount of our shareholders’ equity less intangible assets, divided by the number of shares of common stock outstanding at December 31, 2013. The net tangible book value of our common stock at December 31, 2013 was approximately $48.0 million, or $23.61 per share, based on the number of shares of common stock outstanding at December 31, 2013.

Pro forma net tangible book value per share of our common stock is equal to net tangible book value, divided by the number of shares of our common stock outstanding, after giving effect to the nCino Spin-Off, the Cash Dividend and the C Corporation Conversion immediately prior to the completion of this offering. At December 31, 2013, the pro forma net tangible book value of our common stock would have been $         per share. Pro forma as adjusted net tangible book value per share gives further effect to the net proceeds from the sale by us of                  shares of common stock in this offering (assuming the underwriters do not exercise their option in full) at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. At December 31, 2013 the pro forma as adjusted net tangible book value of our common stock would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing shareholders and an immediate dilution of $         per share to new investors, or approximately     % of the public offering price of $         per share. Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted book value by approximately $         million, or approximately $         per share, and the dilution per share to new investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million in the number of shares offered by us, together with a $1.00 increase in the assumed initial public offering price of $         per share, would result in pro forma as adjusted book value of approximately $         million, or $         per share, and the dilution per share to new investors in this offering would be $         per share. Similarly, a decrease of 1.0 million in the number of shares offered by us, together with a $1.00 decrease in the assumed initial public offering price of $         per share, would result in pro forma as adjusted book value of approximately $         million, or $         per share, and the dilution per share to new investors in this offering would be $         per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full, our pro forma as adjusted book value as of December 31, 2013, would have been $         million, or $         per share, representing an immediate increase in pro forma as adjusted book value to our existing shareholders of $         per share and immediate dilution to new investors in this offering of $         per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and new investors purchasing common stock in this offering. This information is presented on a pro forma basis as of                     , 2013, after giving effect to our sale of                  shares of common stock in this offering (assuming the underwriters do not exercise their option) at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus,.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors in this offering
Total		100.0%		$	100.0%

Assuming no shares are sold to existing shareholders in this offering and assuming the underwriters do not exercise their option in full, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to                     , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors in this offering to                     , or approximately     % of the total shares of common stock outstanding after this offering.

After giving effect to the sale of shares in this offering by us and the selling shareholders, if the underwriters’ exercise their option in full, our existing shareholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The table above excludes 22,500 shares of our common stock issuable upon exercise of outstanding stock options at December 31, 2013 at a weighted-average exercise price of $16.77 per share. To the extent that these stock options are exercised, investors participating in the offering will experience further dilution.

DIVIDEND POLICY

It has been our practice since inception to make distributions to our common shareholders. Historically, we have been an “electing small business corporation” under “Subchapter S” of the Internal Revenue Code. As such, we have paid distributions to our shareholders to assist them in paying income taxes on the pro rata portion of the Company’s taxable income that “passed through” to our shareholders. It has also been our historical practice to distribute approximately 40.0% of our after tax earnings to our shareholders.

Prior to the consummation of this offering, we will declare a dividend to our shareholders for any undistributed 2014 tax amounts related to their allocable share of 2014 S corporation taxable income to be payable after the offering. We estimate this dividend will be $1.0 million. In addition, shortly before the consummation of this offering, we will distribute approximately $5.0 million to the shareholders for tax related to the S corporation taxable gain on the nCino Spin-Off.

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve may impose restrictions on cash dividends paid by us. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if any of the holding company’s bank subsidiaries are classified as undercapitalized.

Our ability to pay dividends is largely dependent upon the amount of cash dividends that the Bank pays to us, which distributions are restricted under North Carolina banking laws and regulations. The Bank may make distributions only to the extent that the Bank remains adequately capitalized. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. The Office of the North Carolina Commissioner of Banks and the FDIC also are authorized to prohibit the payment of dividends by a bank under certain circumstances. Such requirements and policies may limit our ability to obtain dividends from the Bank for our cash needs, including payment of dividends to our shareholders and the payment of operating expenses. For additional information on these limitations, see “Supervision and Regulation — Regulation of the Company — Dividends” and “— Live Oak Bank — Dividends.”

Our dividend policy may change with respect to the payment of dividends as a return on investment, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to shareholders. Presently, we plan to pay dividends up to 40% of our after tax earnings, however, the determination to pay future dividends to shareholders will be dependent upon our operational results, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions and any other factors that our board of directors deem appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary Selected Historical Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview of Company Operations

We are a nationwide lender to small business owners in niche industries. We leverage industry expertise and a comprehensive technology platform to optimize the credit extension process and borrowing experience for our customers.

We are organized as a bank holding company headquartered in Wilmington, North Carolina and were incorporated under the laws of North Carolina in December 2008. We conduct business operations primarily through our commercial bank subsidiary, Live Oak Banking Company. The Bank was established in May 2008 as a North Carolina-chartered commercial bank. Our strategy centers on a business model that we believe mitigates credit risk while capitalizing on technology unique to the financial services industry. In the execution of this strategy our emphasis is extending primarily variable rate loans that are 75% guaranteed by the SBA, an independent agency of the U.S. federal government. The guaranteed portion of our loans is typically sold in the secondary market while servicing is retained, with the remainder of each loan either participated out to a third party or retained on our books. Our proprietary cloud-based software allows us to maintain a streamlined loan delivery system on a national platform. Our compliance with SBA regulations is enhanced by lending and credit professionals with strong SBA lending backgrounds and our technology platform. To maximize our business model, we focus on specific industries with a series of low risk characteristics and substantial market size potential. This industry specific focus complements our status as an SBA 7(a) Preferred Lender. We refer to the industries we specialize in as “verticals.”

We alleviate the need for traditional branch locations or ATMs to ensure a quality customer experience by leveraging technology and having an industry vertical focus. As a result, the Bank has no brick-and-mortar branch locations and does not employ any tellers. Our headquarters serves as our sole deposit gathering location for local customers seeking a more traditional interaction for their banking needs. While our principal business is lending to small business owners in niche industries, we derive our income principally from the gains recognized on loans sold. Our revenue model results in noninterest income that has historically been greater than four times net interest income. This is achieved through leveraging our originate-sell-and-service platform through the sale of government guaranteed loans at a premium

S Corporation Status

Since our formation in 2008, we have elected to be taxed for income tax purposes as a “Subchapter S” corporation under the provisions of Section 1361 through 1379 of the Internal Revenue Code. As a result, our net income has not been subject to, and we have not paid, income taxes and we have not been required to make any provision or recognize any liability for income tax in our financial statements. Immediately prior to the completion of this offering, we plan to voluntarily terminate our status as an S corporation and convert to a C corporation under Subchapter C of the Internal Revenue Code for income tax purposes. Upon the termination of our status as an S corporation, we will commence paying income taxes on our pre-tax net income and our net income for each fiscal year and each interim period will reflect a provision for income taxes. As a result of that change in our status under the income tax laws, the net income and earnings per share data presented in our historical financial statements set forth elsewhere in this prospectus, which do not include any provision for income taxes, will not be comparable with our future net income and earnings per share in periods after we commence to be taxed as a C corporation, which will be calculated by including a provision for income taxes.

Depending on our effective income tax rate, the termination of our status as an S corporation may affect our financial condition or cash flows. We have historically made periodic cash distributions to our shareholders in amounts estimated to be necessary for them to pay their estimated personal U.S. income tax liabilities relating to the items of our income, gain, deductions and losses allocated to each of our shareholders. The aggregate amount of such cash distributions has been approximately 40% of our net income. If our effective annual income tax rate were to be materially less than 40% of our net income for any fiscal year, our cash flows and financial condition may improve commensurately compared with our historical cash flows and financial condition. On the other hand, if our effective annual income tax rate were to be materially higher than 40% in future periods, our future cash flows and financial condition would be adversely affected compared to our historical cash flows and financial condition.

Deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C corporation will be recognized in income in the quarter such change takes place. This difference between the financial statement carrying amounts of assets and liabilities and their respective tax basis would have been recorded as a net deferred tax liability of $1.2 million if it had been recorded on our balance sheet as of December 31, 2013 and as a net deferred tax asset of $835 thousand if it had been recorded on our balance sheet as of December 31, 2012. If we had become a C corporation as of December 31, 2013, there would be an income tax expense of approximately $1.2 million, which would decrease after tax earnings and equity by the same amount.

Critical Accounting Policies and Estimates

We have identified accounting policies that are the most critical to fully understand and evaluate its reported financial results and require management’s most difficult, subjective or complex judgments. Management has reviewed the following critical accounting policies and related disclosures with the Audit Committee of the Board of Directors.

•	Determination of the allowance for loan losses;

•	Valuation of servicing assets; and

•	Valuation of foreclosed assets.

For a full description of these critical accounting policies, see Note 1 “Organization and Summary of Significant Accounting Policies” in the “Notes to Consolidated Financial Statements.”

Executive Overview of Recent Financial Performance

To date, we have originated loans in all 50 states and certain U.S. territories, primarily across five established industry verticals, which include veterinary practices, healthcare services, independently owned pharmacies, death care management, and investment advisors. In 2013, we added family entertainment centers as a vertical, followed by agriculture, with an initial focus on poultry farming, in 2014. We strive to achieve expertise not only in SBA lending, but also within the specific industries in which our customers operate. Our commitment to serving the banking needs of small business clients, the use of an integrated technology platform, and our level of servicing has contributed to growth in annual loan production since commencing operations. For the government’s 2013 fiscal year, or the four quarters ending September 30, 2013, we were the third most active SBA 7(a) lender in the United States by gross approval amount, behind Wells Fargo Bank and U.S. Bank. Since inception, we have extended over $1.8 billion of loans to small businesses in the United States.

Through our industry expertise, speed-to-market, and a highly focused level of customer service, we have achieved approximately a 25% CAGR in loan production since inception. The growth in production has been due to the growth in established industry verticals and the establishment of new industry verticals. The following table summarizes the annual production of the Bank by industry vertical since our inception:

	Years Ended December 31,
	2007	2008	2009	2010	2011	2012	2013	Total
	(dollars in thousands)
Veterinary Practices	$40,226	$161,230	$145,920	$150,788	$149,485	$174,768	$147,661	$970,078
Healthcare Services	—	150	13,385	56,580	69,860	81,363	109,317	330,655
Independent Pharmacies	—	—	—	48,919	86,757	103,358	106,391	345,425
Death Care Management	—	—	—	—	—	54,075	101,736	155,811
Investment Advisors	—	—	—	—	—	—	33,647	33,647
Other	775	1,209	1,275	30	535	199	—	4,023

Total	$41,001	$162,589	$160,580	$256,317	$306,637	$413,763	$498,752	$1,839,639

Credit quality and on-going credit administration are the foundation of our franchise. The composition of the $1.8 billion in loans originated from inception through December 31, 2013 is reflected below to highlight the portion of loans sold versus the portion of loans retained, as well as the credit quality of those originated loans:

	Guaranteed		Unguaranteed
	(dollars in thousands)
	Dollars	% of Total	Dollars	% of Total	Total
Originated loans since inception	$1,388,405	75.47	$451,234	24.53	$1,839,639
Sold loans since inception	1,224,747	90.50	128,517	9.50	1,353,264
Unfunded commitments at 12/31/13	74,193	72.96	27,491	27.04	101,685
Charge-offs since inception	—	—	7,383	100	7,383
Lost SBA guarantees	—	—	—	—	—
Composition of loans at December 31,2013:
Total loans held for sale	74,035	46.57	84,927	53.43	158,963
Total loans held for investment	12,418	8.74	129,688	91.26	142,106
Impaired nonaccrual loans	6,983	80.29	1,714	19.71	8,697
Impaired accrual loans	2,857	47.67	3,136	52.33	5,993
Potential problem loans(1)	$2,578	15.48	$14,081	84.52	$16,659

(1)	Potential problem loans are defined as currently unimpaired loans that management has identified as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms.

The vertical approach we employ allows us to immerse ourselves in an industry, enabling clarity on both the business and the borrower, which we believe augments our small business lending ability and the credit quality of our originated loan portfolio. Concentration factors are consistently managed across the portfolio. The Bank closely monitors geographic concentration, industry concentration, and concentrations by customer (loan amount), among other factors. Furthermore, we believe the Bank’s national lending footprint mitigates the risk of concentrated economic events.

Results of Operations

Performance Summary

2013 vs. 2012

For the year ended December 31, 2013, we reported net income attributable to the Company of $28.1 million, an increase of $12.0 million, or 74.4%, compared to net income of $16.1 million for the year ended December 31, 2012. The increase resulted primarily from the recognition of a one-time gain in January 2013 in connection with the deconsolidation of our previously consolidated subsidiary, nCino in the amount of $12.2 million. Offsetting this one-time gain were losses recognized for equity method investments of $2.8 million, principally related to allocated losses from nCino subsequent to deconsolidation. For the year ended December 31, 2013, revenue generated from our core banking operations of net interest income and gain on sale of loans increased $2.7 million and $4.7 million, respectively, compared to the corresponding amounts for the year ended December 31, 2012. The net gain on sale of loans was positively impacted by an increase in the volume of guaranteed loans sold of $62.7 million, and negatively impacted by a reduction in the revenue recognized for each loan sold as the premium market for guaranteed 7(a) loans compressed from an average $121.3 thousand per million for fiscal year 2012 to an average of $113.1 thousand per million for fiscal year 2013, due to changes in market rates. For the same period, servicing revenue and revaluation of servicing rights decreased $420 thousand as the result of amortization of the serviced portfolio, changes in prepayment speeds, and prevailing market conditions. As the current market improves or deteriorates, the value of the existing servicing asset responds accordingly. Noninterest expense increased $6.5 million, or 19.3%, compared to the year ended December 31, 2012, primarily as the result of increasing personnel and infrastructure to support growth in the loan portfolio. For the year ended December 31, 2013, the allowance for loan loss provision expense decreased $3.0 million, or 140.7%, compared to the year ended December 31, 2012, due to improving credit quality.

2012 vs. 2011

For the year ended December 31, 2012, we reported net income attributable to the Company of $16.1 million, an increase of $1.8 million, or 12.5%, compared to net income of $14.3 million for the year ended December 31, 2011. For the year ended December 31, 2012, revenue generated from our core banking operations of net interest income and gain on sale of loans increased $2.1 million and $10.9 million, respectively, compared to the corresponding amounts for the year ended December 31, 2012. The net gain on sale of loans in fiscal year 2012 was positively impacted by an increase in the volume of loans sold of $38.2 million and further enhanced by an increase in the revenue recognized for each loan sold as the premium market for guaranteed 7(a) loans improved from an average $91.9 thousand per million for fiscal 2011 to an average of $121.3 thousand per million for fiscal year 2012. For the same period, servicing revenue and revaluation of servicing rights decreased $1.2 million compared to the year ended December 31, 2011, primarily as the result of the revaluation of our servicing asset having less of a positive impact in fiscal year 2012 compared to fiscal 2011. The value of the servicing asset is driven by amortization of the serviced portfolio, changes in prepayment speeds, and prevailing market conditions. Noninterest expense for the year ended December 31, 2012 increased $12.7 million, or 60.6%, compared to the year ended December 31, 2011, primarily as the result of growth in year over year loan production and infrastructure to support the growing loan portfolio. The majority of the increase was a $7.3 million change in salaries and benefits due to increased staffing at both Live Oak Bank and nCino, as well as a result of a change to the incentive compensation plan at the Bank in fiscal year 2012. There were also significant increases in data processing costs of $1.1 million as the Bank implemented and modified new technology to optimize workflow associated with the lending process. For the year ended December 31, 2012, provision expense decreased $745 thousand compared to the year ended December 31, 2011, due to improving credit quality and the application of bank specific loss rates for loans in the veterinary vertical, our largest and most mature loan segment, as a factor for the calculation.

Net Interest Income and Margin

Net interest income, a secondary contributor to our earnings, represents the difference between the income that we earn on our interest-earning assets and the cost to us of our interest-bearing liabilities. Our net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates that we earn or pay on them. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”

2013 vs. 2012

For the year ended December 31, 2013, net interest income increased $2.7 million, or 33.1%, to $10.8 million compared to the year ended December 31, 2012. This increase was due to growth in average interest earning assets combined with higher asset yields and a relatively stable cost of funds. Average interest earning assets increased by $80.3 million, or 28.1%, from fiscal year 2012 to 2013, while the related yield on average interest earning assets increased by 8 basis points to 4.18%, or an equivalent of $3.6 million. As a strategic initiative to develop market share as a de novo bank, loans were offered at highly competitive market rates in the development phase of our business. As the business evolved, management began pricing loans commensurate with premium market rates and the unique added value that accompanies each loan from our business advisory group, or BAG. The BAG was formed in 2010 to enhance the borrower experience by focusing specifically on the needs of our borrowers within each vertical. The BAG provides complementary advisory service to customers, such as receivables and inventory review, in conjunction with periodic financial health reviews which deepen existing relationships. While the corresponding cost of funds on interest bearing liabilities for fiscal year 2013 declined slightly by 4 basis points to 1.25%, the average balance in interest bearing liabilities increased by $80.1 million or 28.4%. As indicated in the below rate volume table, the slight drop in the cost of funds was outpaced by the effects of the increased volumes of interest bearing liabilities resulting in increased interest expense for fiscal year 2013 of $893 thousand. The primary mitigant to rising cost of funds was growth in money market funds in conjunction with lowering of money market rates by 13 basis points during fiscal year 2013. For the year ended December 31, 2013 compared to the year ended December 31, 2012, our net interest margin increased from 2.83% to 2.95% due to the aforementioned affects. As a bank without a branch network, we gather deposits over the Internet and in the community in which the Company is headquartered. Due to the unique nature of a branchless bank and low overhead required for deposit gathering, the rates we are able to offer are above the industry average. The Bank began, on a limited basis, publicly promoting its deposit products in fiscal year 2012, which accounts for the increase in interest bearing liabilities.

2012 vs. 2011

For the year ended December 31, 2012, net interest income increased $2.1 million, or 34.8%, to $8.1 million compared to the year ended December 31, 2011. Our net interest income increase was due to growth in average interest earning assets, stable asset yields, and a slight reduction in the cost of funds. Average interest earning assets increased by 33.6%, or $71.9 million from fiscal 2011 to fiscal year 2012, while the related yield on average interest earning assets increased by 1 basis point to 4.10%, or an equivalent of $3.0 million. The Bank significantly increased its use of money market deposit accounts in 2012 as it moved to a more traditional funding source. While the corresponding cost of funds on interest bearing liabilities for fiscal year 2012 declined slightly by 2 basis points to 1.29%, the average balance in interest bearing liabilities increased by $73.5 million, or 35.2%. As indicated in the below rate volume table, the slight drop in the cost of funds was outpaced by the effects of the increased volume of interest bearing liabilities resulting in increased interest expense for fiscal year 2012 of $891 thousand. Deposit rates decreased 12 basis points in fiscal year 2012; however, this reduction was largely offset by the issuance of additional long term debt in fiscal year 2012 at a rate higher than the deposit base. Other long term debt included $6.8 million obtained via the Small Business Lending Fund, or SBLF, and $3.6 million of Senior Notes issued by the Company. Overall, our net interest margin increased slightly to 2.83% in 2012 from 2.81% in 2011 due to the aforementioned affects.

Average Balances and Yields. The following table presents information regarding average balances for assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing the income or expense by the average balances for assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans.

	For the Year Ended December 31,
	2013			2012			2011
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(dollars in thousands)
Interest earning assets:
Interest earning balances in other banks	$58,319	$126	0.22%	$42,259	$80	0.19%	$30,918	$67	0.22%
Investment securities	17,543	391	2.23	15,726	467	2.97	11,676	415	3.55
Loans	287,100	14,481	5.04	227,770	11,178	4.91	171,245	8,262	4.82
Subsidiary note receivable	3,039	304	10.00	—	—	0.00	—	—	0.00

Total interest earning assets	366,001	15,302	4.18	285,755	11,725	4.10	213,839	8,744	4.09

Less: Allowance for loan losses	(5,146)			(5,279)			(4,283)
Non-interest earning assets	68,779			41,013			39,223

Total assets	$429,634			$321,489			$248,779

Interest bearing liabilities:
Savings	$—	$—	0.00%	$275	$3	1.09%	$2,766	$9	0.33%
Money market accounts	186,265	2,401	1.29	107,513	1,530	1.42	20,541	295	1.44
Certificates of deposit	163,686	1,546	0.94	161,826	1,442	0.89	181,418	2,203	1.21

Total Deposits	349,951	3,947	1.13	269,614	2,975	1.10	204,725	2,507	1.22

Small business lending fund	6,800	102	1.50	6,800	102	1.50	2,040	31	1.52
Notes payable to investors	3,623	362	9.99	3,623	362	9.99	—	—	0.00
Other borrowings	1,826	110	6.02	2,044	189	9.25	1,806	199	11.02

Total interest bearing liabilities	362,200	4,521	1.25	282,081	3,628	1.29	208,571	2,737	1.31

Non-interest bearing deposits	15,732			5,265			—
Non-interest bearing liabilities	4,350			2,775			16,988
Redeemable equity	2,681			216
Shareholders’ equity	44,671			31,799			23,220
Noncontrolling interest	—			(647)			—

Total liabilities and shareholders’ equity	$429,634			$321,489			$248,779

Net interest income and interest rate spread		$10,781	2.93%		$8,097	2.82%		$6,007	2.78%

Net interest margin			2.95			2.83			2.81

Ratio of average interest-earning assets to average interest-bearing liabilities			101.05%			101.30%			102.53%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	For the Year Ended December 31,
	2013			2012
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Total	Rate	Volume	Total
	(Dollars in thousands)
Interest income:
Interest earning balances in other banks	$13	$33	$46	$(10)	$23	$13
Investment securities	(123)	47	(76)	(80)	132	52
Loans	351	2,952	3,303	165	2,751	2,916
Subsidiary note receivable	152	152	304	—	—	—

Total interest income	393	3,184	3,577	75	2,906	2,981

Interest expense:
Savings	(1)	(2)	(3)	12	(18)	(6)
Money market accounts	(197)	1,068	871	(8)	1,243	1,235
Certificates of deposit	87	17	104	(555)	(206)	(761)
Small business lending fund	—	—	—	(1)	72	71
Notes payable to investors	—	—	—	181	181	362
Other borrowings	(62)	(17)	(79)	(34)	24	(10)

Total interest bearing liabilities	(173)	1,066	893	(405)	1,296	891

Net interest income	$566	$2,118	$2,684	$480	$1,610	$2,090

Provision for Loan Losses. The provision for loan losses represents our derivation of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is adequate in relation to the estimated losses inherent in the loan portfolio. We consider a number of factors in determining the required level of our loan reserves and the provision required to achieve the appropriate reserve level, including loan growth, credit risk rating trends, nonperforming loan levels, delinquencies, loan portfolio concentrations and economic and market trends.

Losses inherent in loan relationships are mitigated by the portion of the loan that is guaranteed by the U.S. government. A typical SBA 7(a) loan carries a 75% guarantee, which greatly reduces the risk profile of the loan portfolio. Our focus on compliance with regulations and guidance from the SBA is paramount to our continued success within this space. As shown in the paragraphs below, we believe that the risk associated with our portfolio should be assessed with greater emphasis placed on the unguaranteed exposure.

2013 vs. 2012. For the year ended December 31, 2013, the provision for loan losses was recorded as a recovery of $858 thousand, a decrease of $3.0 million, or 140.7%, compared to the same period in 2012. The lower provision for loan losses in 2013 was the result of improving credit quality. Evidence of the improving credit quality is reflected principally in the stabilization of net loan charge-offs for 2013. Net loan charge-offs were $1.89 million for the fiscal year ended December 31, 2013, compared to $1.86 million for fiscal year 2012, equating to 0.66% and 0.82% of average loans held for investment for the same respective periods. In addition, at December 31, 2013, nonperforming loans not guaranteed by the U.S. government totaled $1.7 million, which was 1.2% of our held for investment loan portfolio compared to $3.5 million, or 3.8%, of loans held for investment at December 31, 2012. Both the stabilization of charge off experience, a significant increase in the loans held for investment portfolio and a drop in nonperforming loans not guaranteed by the U.S. government contributed to a lower provision in fiscal year 2013.

2012 vs. 2011

For the year ended December 31, 2012, the provision for loan losses was $2.1 million, a decrease of $745 thousand, or 26.1%, from the 2011 provision. The decrease in the provision for loan losses in fiscal year 2012 was primarily due to a decline in loss experience combined with an increase in loans held for investment. Net charge-offs as a percentage of average loans held for sale for fiscal year 2012 and 2013 was 0.82% and 1.54%, respectively. The lower provision expense in fiscal year 2012 was also affected by an initial migration from industry to actual loss rates in the veterinary vertical, the Banks most mature industry emphasis.

Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage changes for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31			2012/2013 Increase		2011/2012 Increase
	2013	2012	2011	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest income excluding nCino, LLC
Loan servicing revenue	$10,272	$8,310	$6,909	$1,962	23.6%	$1,401	20.3%
Loan servicing revaluation	(2,346)	36	2,603	(2,382)	(6,616.7)	(2,567)	-98.6
Net gains on sales of loans	38,225	33,535	22,612	4,690	14.0	10,923	48.3
Gain on deconsolidation of subsidiary	12,212	—	—	12,212
Equity in income (loss) of non-consolidated affiliates	(2,756)	—	—	(2,756)
Gain on sale of securities available for sale	11	—	—	11
Other noninterest income	684	57	3	627	1,100.0	54	1,800.0

Subtotal	$56,302	41,938	32,127	14,364	34.3%	9,811	30.5%
Noninterest income nCino, LLC
Software professional services	$103	234	—	(131)	-56.0%	234	—%
Software subscription fee	56	297	—	(241)	-81.1	297	—
Sales of support contracts	6	11	—	(5)	-45.5	11	—

Subtotal	165	542	—	(377)	-69.6%	542

Total noninterest income	$56,467	42,480	32,127	13,987	32.9%	10,353	32.2%

Noninterest Income

2013 vs. 2012

For the year ended December 31, 2013, noninterest income increased by $14.0 million, or 32.9%, compared to the year ended December 31, 2012. Increases in loan production, the core component of our business, as well as the volume of loans sold in the 7(a) secondary market, contributed $6.7 million to noninterest income growth, including $2 million of increased servicing revenue and $4.7 million of increased gains on sale of loans.

For the year ended December 31, 2013, net gains on sales of loans increased $4.7 million, or 14.0%, compared to the year ended December 31, 2012. The increase was primarily due to an increase in the volume of guaranteed loans sold by $62.6 million, or 22.6%, from $276.7 million for the year ended December 31, 2012 to $339.3 million for the year ended December 31, 2013. The increase was partially offset by a decrease in the volume of loans sold in the premium market from an average of $121.8 thousand per $1 million for the year ended December 31, 2012 to an average of $113.5 thousand per $1.0 million sold for the year ended December 31, 2013. We believe the decrease in 2013 represented a return to premiums more in line with historical trends after an overcorrection of the 7(a) premium market following the economic downturn that began in late 2007.

For the year ended December 31, 2013, loan servicing revenue increased $2.0 million, or 23.6%, compared to the year ended December 31, 2012, as a result of an increase in the average outstanding balance of guaranteed loans sold due to an increase in the volume of loans sold throughout the year. At year end December 31, 2013, the outstanding balance of loans sold in the 7(a) secondary market was $1 billion, with a weighted average servicing rate of 1.16%. For the year ended December 31, 2012, the outstanding balance of loans sold was $767.7 million, with a weighted average servicing rate of 1.24%. Prior to January 2010, we sold loans for servicing in excess of 1.0%. As loans sold prior to fiscal 2010 amortize, the weighted average servicing rate should approach and stabilize at 1.0%.

For the year ended December 31, 2013, the loan servicing revaluation revenue decreased $2.4 million, or 6,616.7%, compared to the year ended December 31, 2012. Servicing rights retained are revalued quarterly and consider the amortization of the portfolio, current market conditions for premium loan sales, and current prepayment speeds. Loans sold prior to 2010 resulted in a larger servicing asset component per loan sale as a function of the servicing retained in excess of 1.0%. Accordingly, the amortization of servicing rights retained from periods prior to fiscal 2011results in significant decreases in the servicing asset value in subsequent periods. Additionally, the progression into a higher interest rate environment results in a higher prepayment speed, as our loans are primarily variable rate loans adjusting quarterly, which, therefore, reduces the servicing asset value.

We deconsolidated our partially owned subsidiary, nCino, effective January 31, 2013. The deconsolidation resulted in a one-time gain of $12.2 million by marking our investment to fair value at the January 2013 market value. Subsequent to deconsolidation, the investment in nCino was accounted for under the equity method.

For the year ended December 31, 2013, we had two equity method investments: nCino, and 504 Fund Advisors, LLC, or 504 Fund Advisors, which total $11.5 million. Losses attributable to these entities for the year ended December 31, 2013 totaled $2.8 million. nCino will be spun off as part of this public offering. For the year ended December 31, 2013, noninterest income related to nCino was $165 thousand, or $377 thousand less than the amount recognized for the year ended December 31, 2012, primarily due to fiscal year 2013 reflecting only one month of operations prior to deconsolidation on January 28, 2013.

2012 vs. 2011

For the year ended December 31, 2012, noninterest income increased by $10.4 million, or 32.2%, compared to the year ended December 31, 2011. Increases in loan production and the volume of loans sold in the 7(a) secondary market resulted in noninterest income growth of $12.3 million, including increased gains on the sale of loans of $10.9 million and increased servicing revenue of $1.4 million.

For the year ended December 31, 2012, net gains on sales of loans increased $10.9 million, or 48.3%, compared to the year ended December 31, 2011. The increase was primarily due to the volume of guaranteed sold loans increasing $38.3 million, or 16.0%, from $238.4 million sold in fiscal year 2011 to $276.7 million sold in fiscal year 2012. The revenue increase was further enhanced by the increase in the volume of loans sold in the premium market from an average of $91.9 thousand per $1.0 million sold in the year ended December 31, 2011, to an average of $121.3 thousand per $1.0 million sold for the year ended December 31, 2012.

For the year ended December 31, 2012, loan servicing revenue increased $1.4 million, or 20.3%, compared to the year ended December 31, 2011, as a result of an increase in the average outstanding balance of guaranteed loans sold due to an increase in the volume of loans sold. At year end December 31, 2012, the outstanding balance of loans sold in the 7(a) secondary market was $767.7 million with a weighted average servicing rate of 1.24%. For the year ended December 31, 2011, the outstanding balance of loans sold was $550.6 million with a weighted average serving of 1.39%. Prior to January 2010, we sold loans for servicing in excess of 1.0%. As loans sold prior to fiscal 2010 amortize, the weighted average servicing rate should approach and stabilize at 1.0%.

For the year ended December 31, 2012, the loan servicing revaluation revenue was reduced by $2.6 million, or 98.6%, compared to the year ended December 31, 2011. The negative valuation adjustment to the servicing asset from fiscal 2011 to 2012 was driven principally by asset amortization and, to a lesser extent, by changes in anticipated prepayment speeds derived from market conditions at that time, partially offset by an increase in noninterest income contributed to by nCino. nCino was founded by the Company in January 2012. Total noninterest income for fiscal year 2012 related to nCino amounted to $1.1 million.

Noninterest Expense. The following table shows the components of noninterest expense and the related dollar and percentage changes for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31			2012/2013 Increase (Decrease)		2011/2012 Increase (Decrease)
	2013	2012	2011	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest expense — excluding nCino, Inc.:
Salaries and employee benefits	$20,417	$15,757	$10,633	$4,660	29.57%	$5,124	48.19%
Non staff expenses:
Travel expense	4,442	2,825	2,558	1,617	57.24	267	10.44
Professional services expense	2,181	1,812	1,206	369	20.36	606	50.25
Advertising and Marketing expense	2,305	1,975	2,279	330	16.71	(304)	-13.34
Occupancy expense	1,676	666	638	1,010	151.65	28	4.39
Data processing expense	1,748	1,405	284	343	24.41	1,121	394.72
Equipment expense	1,042	707	201	335	47.38	506	251.74
Other expense	5,881	4,133	3,168	1,748	42.29	965	30.46

Total non-staff expenses excluding nCino, Inc.	19,275	13,523	10,334	5,752	42.53	3,189	36.38

Total noninterest expense excluding nCino, Inc.	39,692	29,280	20,967	10,412	35.56	8,313	39.65
Noninterest expense — nCino, Inc.:
Salaries and employee benefits	349	2,211	—	(1,862)	-84.22	2,211	0.00
Travel expense	16	290	—	(274)	-94.48	290	0.00
Professional services expense	56	768	—	(712)	-94.75	768	0.00
Advertising and Marketing expense	11	206	—	(195)	-94.66	206	0.00
Occupancy expense	2	13	—	(11)	-84.62	13	0.00
Data processing expense	1	15	—	(14)	-94.44	15	0.00
Equipment expense	—	31	—	(31)	-100.00	31	0.00
Other expense	37	855	—	(818)	-93.31	855	0.00

Total noninterest expense of nCino, LLC	472	4,389	—	(3,917)	-89.25	4,389	0.00

Total noninterest expense	$40,164	$33,669	$20,967	$6,495	19.29%	$12,702	60.58%

2013 vs. 2012

For the year ended December 31, 2013, we recognized $40.2 million in total noninterest expense, an increase of $6.5 million, or 19.3%, compared to the year ended December 31, 2012. Excluding nCino, total noninterest expense increased by $10.4 million, or 35.6%, for the year ended December 31, 2013 compared to the year ended December 31, 2012. The primary drivers of this increase are discussed below:

Salaries and employee benefits: For the year ended December 31, 2013, total personnel expense increased $2.8 million, or 15.6%, compared to the year ended December 31, 2012. Excluding nCino, personnel expense increased by $4.7 million, or 29.6%, from the year ended December 31, 2012 to $20.4 million for the year ended December 31, 2013 and represented 51.4% of our total noninterest expense for the year ended December 31, 2013. This increase primarily resulted from an increase in our full-time equivalent employees from 94 at December 31, 2012 to 141 at December 31, 2013 to support our loan production, balance sheet, and income growth. Salaries and benefits expense for nCino declined from fiscal year 2012 to 2013 by $1.9 million, or 84.2%, compared to the year ended December 31, 2012, due to the deconsolidation of this investment in January of 2013.

Travel expense: For the year ended December 31, 2013, total travel costs increased by $1.3 million, or 43.1%, compared to the year ended December 31, 2012. Travel costs are a crucial element of our national footprint since we do not maintain brick and mortar locations. The increase in travel related expenses is the result of growing loan production 20.5% from $413.8 million for the year ended December 31, 2012 to $498.8 million for the year ended December 31, 2013. Travel costs also increased due to our relationship management via our BAG, one of our primary differentiators, as a result of servicing a $1.4 billion loan portfolio as of December 31, 2013 compared to a $1.1 billion loan portfolio as of December 31, 2012. Travel expense, excluding nCino, was $4.4 million for fiscal year 2013 and represented 11.2% of total noninterest expense. Exclusive of nCino, travel expense increased $1.6 million, or 57.2%, from 2012 to 2013.

Professional service expense: For the year ended December 31, 2013, the total cost of professional services decreased by $343 thousand, or 13.3%, compared to the year ended December 31, 2012. The primary basis for this decline in expenses is due to fees paid by nCino in the development of its technology products. Professional service expense related solely to nCino declined by $712 thousand from fiscal year 2012 to 2013 as a result of the deconsolidation in January of 2013.

2012 vs. 2011

For the year ended December 31, 2012, we recognized $33.7 million in total noninterest expense, an increase of $12.7 million, or 60.6%, compared to the year ended December 31, 2011. Excluding nCino, total noninterest expense for the year ended December 31, 2012 increased by $8.3 million, or 36.7%, compared to the year ended December 31, 2011. The primary drivers of this increase are discussed below:

Salaries and employee benefits: For the year ended December 31, 2012, total salaries and benefits expense increased $7.3 million, or 69.0%, compared to the year ended December 31, 2011. The primary cause of this increase was an increase in our full-time equivalent employees from 62 at December 31, 2011, to 94 at December 31, 2012, to support increased annual loan production and our balance sheet and revenue generation growth. Excluding nCino, salaries and benefits expense for the year ended December 31, 2012 was $15.8 million and represented 53.8% of our total noninterest expense, an increase of $5.1 million, or 48.2%, from the year ended December 31, 2011. In fiscal year 2012, nCino’s salaries and benefits expense was $2.2 million.

Travel expense: For the year ended December 31, 2012, total travel costs increased by $557 thousand, or 21.8%, compared to the year ended December 31, 2011. Excluding nCino, travel costs are the second largest noninterest expense category following personnel. For the year ended December 31, 2012, travel expense was $2.8 million and represented 9.6% of total noninterest expense. Excluding nCino, this category increased $267 thousand, or 10.4% compared to fiscal 2011. The increase in travel related expenses is the result of a 34.9% growth in loan production from $306.6 million in fiscal 2011 to $413.8 million in fiscal year 2012. Travel related costs associated with BAG, one of our primary differentiators, increased as the result of managing a $1.1 billion loan portfolio at December 31, 2012, versus an $802.7 million loan portfolio at December 31, 2011.

Professional service expense: For the year ended December 31, 2012, the total cost of professional services increased by $1.4 million, or 113.9%, from the year ended December 31, 2011. The primary basis for the increase in this expense category is due to nCino’s use of professional service providers. Professional service expense attributable to nCino increased by $768 thousand from fiscal 2011 to 2012 as a result of the formation of the subsidiary in fiscal year 2012.

Discussion and Analysis of Financial Condition

We believe there is an exceptional opportunity in lending to small businesses nationwide. By focusing on credit quality in verticals where we have a deep understanding, the Bank has the ability to fill a specific market niche. We believe that the niche focus combined with a national presence promotes the origination of high-quality loans. We have never sought to grow for the sake of growth. Rather, we strive to establish ourselves as the preferred lender to, and partner of, small business professionals in our chosen industries. As a result, we have provided financing totaling $1.8 billion since inception to fulfill the needs of new and existing business across the U.S.

While our lending activity totaled $498.8 million in fiscal year 2013, we were able to maximize annual return on capital and assets by selling portions of our loans for a premium. As a result, our total assets increased only $87.9 million, or 25.7%, to $430.4 million at December 31, 2013, from $342.5 million at December 31, 2012, primarily due to growth in our combined held for investment and held for sale loan portfolios of $62.9 million. Our total assets increased $76.3 million, or 28.7%, to $342.5 million at December 31, 2012, as compared to $266.2 million at December 31, 2011, primarily due to growth of $40.3 million in our combined held for investment and held for sale loan portfolios.

Loans. As of December 31, 2013, 2012, and 2011, the outstanding principal balance of loans sold since inception totaled $1.4 billion, $1.1 billion, and $802.7 million, respectively. A significant portion of our loans are subsequently sold in the 7(a) secondary market while we continue to service the loan in full. As of December 31, 2013, 2012 and 2011, combined loans held for investment and held for sale totaled $300.8 million, $237.9 million, and $197.6 million, respectively. Any loan or portion of a loan that we have the intent and ability to sell is carried as held for sale. As a result, as of December 31, 2013, 2012, and 2011, loans held for investment totaled $141.3 million, $92.7 million, and $85.7 million. The significant increase in loans held for investment as December 31, 2013 compared to December 31, 2012 is the result of a change in the classification of loans held for investment. In fiscal year 2012, we were granted permission by the SBA to sell an additional 5.0% of the unguaranteed balance on loans originated prior to June 30, 2012, resulting in a reclassification of $35.1 million of loans from held for investment to held for sale during that year. Traditionally, the SBA requires the originating lender to retain 10% of the outstanding loan balance comprised of unguaranteed dollars. Only with permission may an SBA lender sell down to a 5% retained unguaranteed balance. The following table presents the balance and associated percentage of each category of loans held for investment within our loan portfolio at the three most recently completed fiscal year ends.

	December 31
	2013		2012		2011
	Total Loans	% of Loans in Category of Total Loans	Total Loans	% of Loans in Category of Total Loans	Total Loans	% of Loans in Category of Total Loans
	(dollars in thousands)
Commercial & Industrial	$57,359	40.36%	$34,200	36.66%	$33,798	39.07%
Death Care Management	1,782	1.25	283	0.30	—	0.00
Healthcare	8,739	6.15	4,996	5.36	7,005	8.10
Independent Pharmacies	24,026	16.91	12,192	13.07	10,963	12.67
Investment Advisors	2,817	1.98	—	0.00	—	0.00
Veterinary Industry	19,978	14.06	15,719	16.85	15,809	18.28
Other	17	0.01	1,010	1.08	21	0.02
Construction & Development	10,286	7.24	8,503	9.12	1,989	2.30
Death Care Management	989	0.70	315	0.34	—	0.00
Healthcare	4,997	3.52	3,136	3.36	595	0.69
Independent Pharmacies	101	0.07	637	0.68	255	0.29
Veterinary Industry	4,199	2.95	4,163	4.46	1,139	1.32
Other	—	0.00	252	0.27	—	0.00

	December 31
	2013		2012		2011
	Total Loans	% of Loans in Category of Total Loans	Total Loans	% of Loans in Category of Total Loans	Total Loans	% of Loans in Category of Total Loans
	(dollars in thousands)
Owner Occupied
Commercial Real Estate	74,461	52.40	50,577	54.22	50,711	58.63
Death Care Management	11,668	8.21	3,703	3.97	—	0.00
Healthcare	11,129	7.83	6,207	6.65	4,996	5.78
Independent Pharmacies	3,490	2.46	3,008	3.22	1,329	1.54
Investment Advisors	171	0.12	—	0.00	—	0.00
Veterinary Industry	47,896	33.70	35,554	38.12	43,518	50.31
Other	107	0.08	2,105	2.26	868	1.00

Total	$142,106	100.00%	$93,280	100.00%	$86,498	100.00%

Regardless of classification reflected above and discussed in more detail below, the loans originated by the Bank are generally to small business where operating cash flow is the primary source of repayment, but may also include collateralization by real estate, inventory, accounts receivable, equipment and/or personal guarantees. When collateral includes real estate it is typically owner-occupied. These common attributes among all loans the Bank funds is a product of its specialization as a SBA lender.

Commercial & Industrial. Increases in Commercial and Industrial loans, or C&I, from December 31, 2012, to December 31, 2013 occurred in all of our verticals, with most of the growth occurring in Independent Pharmacies. Overall, C&I loans increased $23.2 million, or 67.7%, from December 31, 2012, to December 31, 2013. From December 31, 2011 to December 31, 2012, C&I loans increased $402 thousand, or 1.2%, mitigated by the aforementioned reclassification of loans held for investment to held for sale in fiscal year 2012. Our growth in and expansion into verticals such as Independent Pharmacies and Investment Advisors results in higher growth rates in the C&I portfolio. Real estate collateral on C&I loans is typically less than 50% of the loan balance and is owner occupied. The premises for industries in C&I loans tend to have either a small real estate component or the business occupies a leasehold space. Terms for C&I loans are generally 10 years.

Construction & Development. Construction and Development loans, or C&D, increased $1.8 million, or 21.0%, from December 31, 2012, to December 31, 2013. The increase was the result of growth in the Death Care Management vertical and the Healthcare vertical. From December 31, 2011 to December 31, 2012, C&D loans increased $6.5 million, or 327.5%, primarily as the result of financing new development in the Healthcare and Veterinary verticals. Terms for C&D loans are generally 25 years.

Owner Occupied Commercial Real Estate. Loans categorized as Commercial Real Estate, or CRE, increased $23.9 million, or 47.2%, from December 31, 2012, to December 31, 2013. The largest percentage increase was in the Death Care Management vertical, which grew 215.1% as we grew market share in fiscal year 2013. Financing provided to this vertical tends to be for refinance or acquisition purposes, with very limited construction and development. Loans classed as CRE loans in the Veterinary vertical increased $12.3 million, or 34.7%, in fiscal year 2013 as a result of increased production. CRE loans declined $134 thousand from December 31, 2011, to December 31, 2012. This was primarily the result of the shift in held for investment classification based on the ability to sell loans down to a level of 5.0% retained unguaranteed balance. Terms for CRE loans are generally 25 years.

Loan Concentration

Loan concentrations may exist when there are borrowers engaged in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers or portfolios to be similarly impacted by economic or other conditions. The breakdown of total held for investment loans, as a percentage of total loans by industry sector at December 31, 2013 is as follows:

	December 31, 2013
	Concentration Risk (SBA Guaranteed)
	Unguaranteed	Guaranteed	Total
	(dollars in thousands)
Commercial & Industrial	$52,250	$5,109	$57,359
Death Care Management	1,782	—	1,782
Healthcare	7,164	1,575	8,739
Independent Pharmacies	24,026	—	24,026
Investment Advisors	2,817	—	2,817
Veterinary Industry	16,444	3,534	19,978
Other	17	—	17
Construction & Development	10,286	—	10,286
Death Care Management	989	—	989
Healthcare	4,997	—	4,997
Independent Pharmacies	101	—	101
Veterinary Industry	4,199	—	4,199
Owner Occupied	67,152	7,309	74,461
Death Care Management	11,668	—	11,668
Healthcare	10,329	800	11,129
Independent Pharmacies	3,490	—	3,490
Investment Advisors	171	—	171
Veterinary Industry	41,387	6,509	47,896
Other	107	—	107

Total	$129,688	$12,418	$142,106

Loans to veterinarians represent $72.1 million, or 50.7%, of the total held for investment balance. The Veterinarian vertical was our original vertical and formed the basis of our existing model. From inception through December 31, 2013, we have originated $970.1 million to small business professionals in the Veterinarian vertical, with $734.7 million in outstanding principal remaining and $124.4 million on book. Loans to Independent Pharmacies represent the next largest vertical at $27.6 million, or 19.4%, of the total held for investment balance. From inception through December 31, 2013, we have originated $345.4 million to small business professionals in the Independent Pharmacy vertical with $288.5 million in outstanding principal remaining in our servicing portfolio and $52.8 million on book. We believe the risk associated with industry concentration is mitigated by the geographical diversity of our overall loan portfolio with loans originated in each of the fifty U.S. states and certain U.S. territories. Additionally, we have demonstrated the ability to expand our lending activities into selected new verticals and we intend to continue this expansion in the future. To the extent that we are successful in expanding into new verticals, we believe our concentration within any one industry will be buffered.

The following table provides a summary of total loans by size and category. The breakout of the categories is based on total held for investment balances at December 31, 2013.

	Less than $5 mm
	Amount	Number
	(dollars in thousands)
Commercial & Industrial	$57,359	807
Death Care Management	1,782	18
Healthcare	8,739	121
Independent Pharmacies	24,026	289
Investment Advisors	2,817	43
Veterinary Industry	19,978	333
Other	17	3
Construction & Development	10,286	130
Death Care Management	989	10
Healthcare	4,997	65
Independent Pharmacies	101	2
Veterinary Industry	4,199	53
Owner Occupied	74,461	776
Death Care Management	11,668	96
Healthcare	11,129	132
Independent Pharmacies	3,490	36
Investment Advisors	171	4
Veterinary Industry	47,896	504
Other	107	4

Total	$142,106	1,713

The maximum loan size per the SBA 7(a) program is $5.0 million. The average loan size at origination for our portfolio in our chosen industries is $952 thousand. At December 31, 2013, no single loan had an outstanding borrower principal balance greater than $5.0 million. Outstanding principal balance equaled or exceeded $5.0 million on four client relationships and cumulatively totaled $23.0 million. Of this $23.0 million in outstanding principal, $1.9 million was held for investment.

Loan Maturity

As of December 31, 2013, $1.32 billion, or 91.4%, of our borrowers’ total outstanding principal loans were variable rate loans that adjust at specified dates based on our prime lending rate or other variable indices. The on book amount of variable rate loans comprised $268.2 million, or 89.1%, of our on-book portfolio at December 31, 2013. At December 31, 2013, $541 thousand, or 0.4%, of the held for investment balance matures in less than five years and consists solely of variable rate loans. Loans maturing in greater than five years total

$141.6 million of the total $142.1 million. The variable rate portion of the total held for investment loans is 91.8%, which reflects our strategy to minimize interest rate risk through the use of variable rate products.

	December 31, 2013 Remaining Contractual Maturity of Gross Loans
	One Year or Less	After One Year and Through Five Years	After Five Years	Total
	(dollars in thousands)
Fixed rate loans:	$—	$—	$11,682	$11,682
Commercial & Industrial	—	—	3,535	3,535
Death Care Management	—	—	926	926
Dental Industry	—	—	745	745
Independent Pharmacies	—	—	744	744
Investment Advisors	—	—	305	305
Veterinary Industry	—	—	815	815
Other	—	—	—	—
Construction & Development	—	—	882	882
Death Care Management	—	—	230	230
Dental Industry	—	—	614	614
Veterinary Industry	—	—	38	38
Owner Occupied	—	—	7,265	7,265
Death Care Management	—	—	3,205	3,205
Dental Industry	—	—	1,115	1,115
Investment Advisors	—	—	25	25
Veterinary Industry	—	—	2,920	2,920
Other	—	—	—	—
Variable rate loans:	—	541	129,883	130,424
Commercial & Industrial	—	382	53,442	53,824
Death Care Management	—	—	856	856
Dental Industry	—	16	7,978	7,994
Independent Pharmacies	—	90	23,192	23,282
Investment Advisors	—	—	2,512	2,512
Veterinary Industry	—	276	18,887	19,163
Other	—	—	17	17
Construction & Development	—	—	9,404	9,404
Death Care Management	—	—	759	759
Dental Industry	—	—	4,383	4,383
Independent Pharmacies	—	—	101	101
Veterinary Industry	—	—	4,161	4,161
Owner Occupied	—	159	67,037	67,196
Death Care Management	—	—	8,463	8,463
Dental Industry	—	—	10,014	10,014
Independent Pharmacies	—	—	3,490	3,490
Investment Advisors	—	—	146	146
Veterinary Industry	—	56	44,920	44,976
Other	—	103	4	107

Total	$—	$541	$141,565	$142,106

Investment Securities

Investment securities totaled $19.4 million at December 31, 2013, an increase of $4.0 million, or 26.1%, compared to $15.4 million at December 31, 2012. Our investment securities portfolio decreased $1.4 million, or 8.5%, to $15.4 million at December 31, 2012, from $16.8 million at December 31, 2011. The decrease in our investment portfolio in 2012 resulted from principal payments on mortgage-backed securities, and the increase in 2013 was based on our decision to invest funds held for liquidity at higher yields, enhance diversification in our investment portfolio, and manage interest rate risk.

Our investment securities portfolio consists entirely of available-for-sale securities. We purchase securities for our investment securities portfolio to manage interest rate risk, ensure a stable source of liquidity, and to provide a steady source of income in excess of our cost of funds.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,
	2013		2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Available-for-sale securities:
Agency direct obligations	$5,315	$5,262	$3,425	$3,517	$2,982	$3,082
Agency mortgage-backed securities	14,322	14,184	11,449	11,899	13,358	13,760

Total available-for-sale	$19,637	$19,446	$14,874	$15,416	$16,340	$16,842

Total securities	$19,637	$19,446	$14,874	$15,416	$16,340	$16,842

The $19.4 million of U. S. agency direct obligations and agency mortgage-backed securities in the portfolio as of December 31, 2013 is spread across five different issuers. There are 18 unique securities that have an average balance of $1.1 million, with the largest single security having a fair value of $1.5 million as of December 31, 2013.

At December 31, 2013, the duration of our overall available-for-sale securities portfolio was approximately 4.1 years.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2013. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

		December 31, 2013
	Total Amortized Cost	After One to Five Years		After Five to Ten Years		After Ten Years
		Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(Dollars in thousands)
Available-for sale-securities:
Agency direct obligations	$5,315	$2,519	2.26%	$2,796	1.81%	$—	—%
Agency mortgage-backed securities	14,322	—	—	1,795	2.08	12,527	2.17

Total available for sale securities	$19,637	$2,519	2.26	$4,591	1.91	$12,527	2.17

Total securities	$19,637	$2,519	2.26%	$4,591	1.91%	$12,527	2.17%

Deposits

The following table sets forth the composition of our deposits at December 31, 2013, 2012 and 2011.

	At December 31,
	2013		2012		2011
	Total	Percent	Total	Percent	Total	Percent
	(Dollars in thousands)
Period end:
Noninterest-bearing demand deposits	$13,022	3.65%	$2,479	0.86%	$5,589	2.52%
Interest-bearing deposits:
Savings	—	—	—	—	—	—
Money market	191,041	53.56	156,295	54.52	40,269	18.13
Time deposits	152,557	42.79	127,900	44.62	176,305	79.35

Total period end deposits	$356,620	100.00%	$286,674	100.00%	$222,163	100.00%

Average:
Noninterest-bearing demand deposits	$15,732	4.30%	$5,265	1.92%	$—	—%
Interest-bearing deposits:
Savings	—	—	275	0.10	2,766	1.35
Money market	186,265	50.94	107,513	39.11	20,541	10.03
Time deposits	163,686	44.76	161,826	58.87	181,418	88.62

Total average deposits	$365,683	100.00%	$274,879	100.00%	$204,725	100.00%

Our deposits increased to $356.6 million at December 31, 2013 from $286.7 million at December 31, 2012, an increase of $69.9 million, or 24.4%. This increase was primarily due to the growth of our customer base, enhanced by increased advertising and attractive rates in a market with the continued lack of attractive alternative investments for our customers. Our noninterest-bearing deposits increased $10.5 million, or 425.3%, during this period, and our interest-bearing deposits increased $59.4 million, or 20.9%, during the same period. The growth in accounts during 2013 was primarily in core money market deposits.

The Bank will be classified as a de novo bank until May 2015 and it is required to operate in material compliance with an FDIC approved business plan until the expiration of this de novo period. Under the plan, limits of wholesale funding are phased in by quarter such that total wholesale funding will not exceed 35% by the end of the plan period. Our wholesale deposit base changed dramatically from December 31, 2011 to December 31, 2013, as a result of compliance with our de novo business plan; dropping from 79.9% at December 31, 2011 to 24.5% at December 31, 2013. We made a concerted effort to change our deposit mix beginning in 2012 in favor of more core deposit money market accounts and reduce our wholesale funding percentages. During 2013, our focus was to continue to increase our core deposits and sustain our percentage mix; money market accounts represented 53.6% of our deposit portfolio at December 31, 2013. We are well ahead of our 2015 goals to reduce wholesale funding with a total wholesale funding percentage of 24.5% at December 31, 2013.

At December 31, 2013, the aggregate balance of time deposit accounts individually equal to or greater than $100,000 totaled $112.1 million. At December 31, 2013, 66.6% of all time deposit accounts in amounts equal to or greater than $100,000 were scheduled to mature within one year. The maturity profile of our time deposits as of December 31, 2013 is as follows:

Maturity Period at December 31, 2013	Three months or less	More than three months to six months	More than six months to twelve months	More than twelve months
	(dollars in thousands)
Time deposits, $100,000 and over	$15,780	$10,663	$48,303	$37,440
Other time deposits	1,133	1,659	6,668	30,911
Total time deposits	$16,913	$12,322	$54,971	$68,351

Total long-term borrowings increased $120 thousand at December 31, 2013 from December 31, 2012, as a result of the assumption of a $250 thousand note payable in connection with the acquisition of our wholly-owned subsidiary, Government Loan Solutions, Inc., or GLS; partially offset by net repayments on a note payable from a previous airplane purchase through our wholly-owned subsidiary, Independence Aviation LLC, or Independence Aviation. The long-term borrowings associated with Independence Aviation from 2011 to 2012 decreased $77 thousand related to net repayments on the same airplane note. There was no change in the $3.6 million outstanding balance on the senior notes payable to investors from December 31, 2012 to December 31, 2013 as the loan requires interest only payments until maturity on December 31, 2016 when principal repayment will be due. We subsequently loaned the $3.6 million in proceeds from our sale of senior notes to our majority-owned subsidiary, nCino, on January 1, 2012, at a fixed rate of 10% per annum with all principal and accrued interest due on December 31, 2016. On December 2, 2013, the note plus accrued interest with an aggregate balance of $4.2 million due from nCino was converted to equity in nCino at $2.58 per share.

On June 29, 2011, we financed the purchase of an airplane with Commerce Bank & Trust Company in the amount of $1.9 million, which carries a fixed rate of 5.75% for a term of 59 months. Monthly payments are set at $16 thousand with all principal and accrued interest due on June 29, 2016.

With the acquisition of GLS on September 1, 2013, we assumed the liability for a note payable due to a former GLS partner with an outstanding balance of $250 thousand at the time of acquisition. The outstanding balance includes all interest due. At December 31, 2013, the note has 20 months remaining with equal monthly payments of $10 thousand until scheduled maturity on August 1, 2015.

Small Business Lending Fund

In April 2011, we elected to participate in the SBLF whereby the U.S. Treasury agreed to purchase $6.8 million in senior debt securities from us. During the initial interest period the applicable interest rate is set at 1.5%. For all remaining interest periods, which commenced on September 13, 2011, upon receipt of SBLF funds, the interest rate is determined based on a formula which encompasses the percentage change in qualified lending as well as a non-qualifying portion percentage. This rate can range from 1.5% to 10.8%. Interest is payable quarterly in arrears. With the approval of our primary federal regulator, we may exit the SBLF at any time simply by repaying the funding provided along with any accrued but unpaid interest. We may also repay our SBLF funding in partial payments, as long as each partial payment is at least 25% of the original funding amount. All SBLF senior debt securities will mature on September 13, 2021, at which time all principal and accrued but unpaid interest will be due. We intend to apply to the U.S. Treasury to convert the $6.8 million of debt into 6,800 shares of senior non-cumulative perpetual preferred stock having an aggregate liquidation value of $6.8 million. Subject to completion of this offering, we anticipate that the $6.8 million of debt will be converted to preferred equity as permitted for “Subchapter C” corporations by the U.S. Treasury.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates as well as a reduction in the value of our servicing asset based on a borrower’s propensity to refinance a variable rate loan in a rising rate environment. Changes in interest rates may result in changes in the values of financial instruments, such as available for sale securities, which are accounted for on a mark-to-market basis, and the value of our variable rate loans for sale in the 7(a) secondary market as prepayment speeds will increase for variable rate loans in a rising rate environment

Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk

Analysis of Nonperforming and Classified Assets. We place loans that are 90 days or more past due as to principal or interest payments on nonaccrual status, or prior to that, if we have determined based upon current information available to us that the timely collection of principal or interest is not probable. When a loan is placed on nonaccrual status, any previously recorded interest is reversed and recorded as a reduction of loan interest and fee income. Typically, collections of interest and principal received on a nonaccrual loan are applied to the outstanding principal as determined at the time of collection of the loan.

Troubled debt restructurings occur when debtors are granted concessions that we would not otherwise consider because of economic or legal reasons pertaining to the debtor’s financial difficulties. Such concessions would include, but are not limited to, the transfer of assets or the issuance of equity interests by the debtor to satisfy all or part of the debt, modification of the terms of debt or the substitution or addition of debtor(s).

The following table provides information with respect to our nonperforming assets and troubled debt restructurings at the dates indicated.

	2013	2012	2011
	(dollars in thousands)
Nonaccrual loans:
Commercial & Industrial	$4,099	$2,955	$1,643
Healthcare	772	581	538
Veterinary Industry	3,327	2,374	1,105
Owner Occupied Commercial Real Estate	4,598	5,638	8,228
Healthcare	58	—	—
Veterinary Industry	4,540	4,935	8,228
Other Industries	—	703	—

Total nonperforming loans	$8,697	$8,593	$9,871

Total accruing loans past 90 days or more	$—	$—	$—

Foreclosed assets	$341	$232	$—

Nonaccrual troubled debt restructuring	$5,781	$5,426	$5,161

Total troubled debt restructurings	9,736	9,120	6,459
Less nonaccrual troubled debt restructurings	(5,781)	(5,426)	(5,161)

Total nonperforming assets and troubled debt restructurings	$12,993	$12,519	$11,169

Total nonperforming loans to total loans	6.15%	9.27%	11.52%
Total nonperforming loans to total assets	2.02%	2.51%	3.71%
Total nonperforming assets and troubled debt restructurings to total assets	3.02%	3.65%	4.20%

	December 31,
	2013	2012	2011
	(dollars in thousands)
Nonaccrual loans guaranteed by U.S. government:
Commercial & Industrial	$3,849	$2,386	$1,473
Healthcare	660	432	537
Veterinary Industry	3,189	1,954	936
Owner Occupied Commercial Real Estate	3,134	2,676	5,318
Healthcare	—	—	—
Veterinary Industry	3,134	2,676	5,318

Other Industries	—	—	—
Total nonperforming loans guaranteed by U.S. government	$6,983	$5,062	$6,791

Total accruing loans past 90 days or more guaranteed by the U.S. government	$—	$—	$—

Foreclosed assets guaranteed by the U.S. government	$—	$—	$—

Nonaccrual troubled debt restructuring guaranteed by the U.S. government	4,814	3,097	3,505

Total troubled debt restructurings guaranteed by the U.S. government	6,139	4,476	3,505
Less nonaccrual troubled debt restructurings guaranteed by the U.S. government	(4,814)	(3,097)	(3,505)

Total nonperforming assets and troubled debt restructurings guaranteed by the U.S. government	$8,308	$6,441	$6,791

Total nonperforming loans not guaranteed by the U.S. government to total loans	1.21%	3.81%	3.59%

Total nonperforming loans not guaranteed by the U.S. government to total assets	0.40%	1.03%	1.16%

Total nonperforming assets and troubled debt restructurings not guaranteed by the U.S. government to total assets	1.09%	1.77%	1.64%

As of December 31, 2013, our total nonperforming assets and troubled debt restructurings were $13.0 million, which represented a $0.5 million, or 3.8%, increase from December 31, 2012. The nonperforming assets were comprised of $8.7 million of nonaccrual loans, $0.3 million of foreclosed assets, and $4.0 million of troubled debt restructuring performing within the terms of the restructuring. Of the $13.0 million of nonperforming assets, $8.3 million carried a U.S. government guarantee which greatly mitigates the risk of the nonperforming asset yielding unguaranteed exposure of $4.7 million. Our unguaranteed exposure relating to nonperforming assets at December 31, 2013 declined $1.4 million from the year ended December 31, 2012.

As a percentage of the Bank’s total capital, nonperforming loans represented 17.3% for the year ended December 31, 2013. This is a favorable change compared to nonperforming loans at 21.1% of the Bank’s total capital for the year ended December 31, 2012. Considering that the greater magnitude of risk resides in the unguaranteed portion of nonperforming loans and adjusting the ratio to include only the unguaranteed portion of nonperforming loans as a percent of the Bank’s total capital results in ratios at December 31, 2013 and 2012 of 3.4% and 8.7%, respectively.

As of December 31, 2012, our total nonperforming assets and troubled debt restructurings totaled $12.5 million, a $1.4 million, or 12.1%, increase from December 31, 2011. The nonperforming assets were comprised of $8.6 million of nonaccrual loans, $0.2 million of foreclosed assets, and $3.7 million of troubled debt restructuring performing within the terms of the restructuring. Of the $12.5 million of nonperforming assets, $6.4 million carried a U.S. government guarantee which greatly mitigates the risk of the nonperforming asset yielding unguaranteed exposure of $6.1 million.

As a percentage of the Bank’s total capital, nonperforming loans represented 21.1% for the year ended December 31, 2012. This is a favorable change compared to nonperforming assets at 30.1% of the Bank’s total capital for the year ended December 31, 2011. Adjusting the same measurement considering that the greater magnitude of risk resides in the unguaranteed portion of nonperforming loans results in ratios to the Bank’s total capital at December 31, 2012 and 2011, of 8.7% and 9.4%, respectively.

As of December 31, 2013, our potential problem and impaired loans totaled $31.3 million. Risk Grades 5 through 8 represents the spectrum of criticized and impaired loans. Loans in the Veterinary vertical comprise 40.6% of the total potential problem and impaired loans. The majority of the impaired loans in this industry were originated in our early years. We believe that our underwriting and credit quality standards have improved as our business has matured. The portion of criticized loans guaranteed by the U.S. government totaled $12.4 million resulting in unguaranteed exposure risk of $18.9 million, or 14.6% of our total unguaranteed exposure. This compares to total criticized and impaired loans of $28.0 million at December 31, 2012, of which $12.0 million was guaranteed by the U.S. government.

Management endeavors to be proactive in its approach to identify and resolve problem loans and is focused on working with the borrowers and guarantors of these loans to provide loan modifications when warranted. We implement an aggressive approach to identifying and classifying loans as criticized, Risk Grade 5. For example, for the years ended December 31, 2013 and 2012, Risk Grade 5 loans alone totaled $9.9 million and $8.3 million, respectively. At December 31, 2013, none of the loans identified as Risk Grade 5, or criticized, were past due and all were accruing. Similarly, at December 31, 2012, one loan totaling $0.1 million was greater than thirty days past due and all Risk Grade 5 loans were accruing. While the level of nonperforming assets fluctuates in response to changing economic and market conditions, the relative size and composition of the loan portfolio, as well as management’s degree of success in resolving problem assets, the aggressive stance to early identification and intervention is the key to successfully managing a small business loan portfolio.

Interest income that would have been recorded for the year ended December 31, 2013 and for the year ended December 31, 2012 had nonaccrual loans been current throughout the period amounted to $0.2 million and $0.1 million, respectively.

Allowance for Loan Losses. The allowance for loan losses, a material estimate which could change significantly in the near-term in the event of rapidly deteriorating credit quality, is established through a provision for loan losses charged to earnings to account for losses that are inherent in the loan portfolio and estimated to occur, and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Loan losses are charged against the allowance for loan losses when management believes that the collectability of the principal loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance for loan losses when received.

Management’s judgment in determining the adequacy of the allowance is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available and as situations and information change.

The allowance for loan losses is evaluated on a monthly basis by management and takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions and trends that may affect the borrower’s ability to repay.

The allowance for loan losses consists of the following key elements:

•	Specific allowance for identified impaired loans. For such loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value if the loan is collateral dependent) or observable market price of the impaired loan are lower than the carrying value of that loan.

•

General valuation allowance, which represents a valuation allowance on the remainder of the loan portfolio, after excluding impaired loans. For this portion of the allowance, loans are reviewed based on industry, stage and structure and are assigned allowance percentages based on historical loan loss experience adjusted for qualitative factors. Qualitative factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date, may include changes in lending policies and procedures; changes in national and local economic and business conditions, including the condition of various market segments; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and staff; changes in the volume and severity of past due and classified loans and in the volume of nonaccruals, troubled debt restructurings, and other loan modifications; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated and inherent credit losses in the Bank’s current portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	As of December 31,
	2013				2012
	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans
	(dollars in thousands)
Commercial & Industrial	$862	$57,359	31.65%	40.36%	$2,275	$34,200	44.54%	36.66%
Death Care Management	2	1,782	0.08	1.25	3	283	0.07	0.30
Healthcare	334	8,739	12.25	6.15	686	4,996	13.44	5.36
Independent Pharmacies	132	24,026	4.86	16.91	175	12,192	3.42	13.07
Investment Advisors	74	2,817	2.74	1.98	—	—	0.00	0.00
Veterinary Industry	304	19,978	11.17	14.06	1,371	15,719	26.85	16.85
Other	16	17	0.55	0.01	40	1,010	0.76	1.08
Construction & Development	350	10,286	12.84	7.24	166	8,503	3.26	9.12
Death Care Management	10	989	0.36	0.70	2	315	0.05	0.34
Healthcare	242	4,997	8.90	3.52	81	3,136	1.58	3.36
Independent Pharmacies	2	101	0.08	0.07	13	637	0.26	0.68
Veterinary Industry	96	4,199	3.50	2.95	7	4,163	1.37	4.46
Other	—	—	0.00	0.00	—	252	0.00	0.28
Owner Occupied	1,511	74,461	55.51	52.40	2,667	50,577	52.20	54.22
Death Care Management	60	11,668	2.19	8.21	27	3,703	0.53	3.97
Healthcare	320	11,129	11.76	7.83	176	6,207	3.45	6.65
Independent Pharmacies	54	3,490	2.00	2.46	40	3,008	0.79	3.22
Investment Advisors	4	171	0.16	0.12	—	—	0.00	0.00
Veterinary Industry	965	47,896	35.45	33.70	2,292	35,554	44.87	38.12
Other	108	107	3.95	0.08	132	2,105	2.56	2.26

Total	$2,723	$142,106	100.00%	100.00%	$5,108	93,280	100.00%	100.00%

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	As of and for the Year Ended December 31,
	2013	2012	2011	2010
	(dollars in thousands)
Allowance for Loan & Lease Losses:
Beginning Balance	$5,108	$4,617	$3,438	$2,267
Provision	(858)	2,110	2,855	2,619
Charge offs	(1,948)	(1,986)	(1,732)	(1,220)
Commercial & Industrial	(688)	(454)	(663)	(543)
Healthcare	(419)	(70)	(58)	—
Veterinary Industry	(269)	(384)	(605)	(543)
Owner Occupied	(1,260)	(1,532)	(1,069)	(677)
Healthcare	(76)	—	—	—
Veterinary Industry	(819)	(1,501)	(1,069)	(677)
Other	(365)	(31)	—	—
Recoveries	60	126	271	158
Commercial & Industrial	27	120	225	1
Healthcare	2	8	—	—
Veterinary Industry	25	112	225	1
Owner Occupied	33	6	46	157
Veterinary Industry	32	6	46	157
Other	1	—	—	—
Net transfer to loans held for sale	361	241	(215)	(386)

Ending Balance	$2,723	$5,108	$4,617	$3,438

Interest Rate Risk and Market Risk

Interest rate risk is a significant market risk and can result from timing and volume differences in the repricing of our rate-sensitive assets and liabilities, widening or tightening of credit spreads, changes in the general level of market interest rates and changes in the shape and level of market yield curves. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Management of interest rate risk is carried out primarily through strategies involving our available-for-sale securities, loan portfolio, and available funding sources.

We have a total cumulative gap in interest-earning assets and interest-bearing liabilities of -0.009% as of December 31, 2013, indicating that, overall, our assets and liabilities reprice very closely to one another. The majority of both our loans and deposits have short-term repricing capabilities. We have a funding model which differs from that of traditional banks. The majority of our revenue is attributable to non-interest income so we are less dependent on net interest income when compared to a traditional bank model. With our non-traditional funding model, we do not have the traditional bank branch network and can operate with lower overhead costs to offset the higher cost of funds used to attract deposits.

We have an Asset/Liability Committee to communicate, coordinate and control all aspects involving interest rate risk management. The Asset/Liability Committee, which includes four members of our board of directors, establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals. Adherence to relevant policies is monitored on an ongoing basis.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of two simulation models: economic value of equity, or EVE, and net interest income, or NII, simulations. The EVE simulation provides a long-term view of interest rate risk because it analyzes all of the Bank’s future cash flows. EVE is defined as the present value of the Bank’s assets, less the present value of its liabilities, adjusted for any off-balance sheet items. The results show a theoretical change in the economic value of our shareholders’ equity as interest rates change.

EVE and NII simulations are completed quarterly and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on equity and net interest income under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a quarterly basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management’s current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

The table below sets forth an approximation of our NII sensitivity exposure for the 12-month periods ending December 31, 2014 and 2015 and our EVE sensitivity at December 31, 2014. The simulation uses projected repricing of assets and liabilities at December 31, 2013 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rates can have a significant impact on interest income simulation. Because of the large percentage of variable rate loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. Our loan portfolio consists primarily of SBA 7(a) loans, 87.9% quarterly adjustable with the prime rate, and our prepayment speeds react differently in a rising rate environment. Generally, when interest rates rise, our prepayments tend to increase; the opposite reaction from typical bank loan portfolios. In a rising rate environment, our quarterly adjustable borrowers seek to fix their payments so the loans prepay faster as borrowers refinance into fixed rate products with another lender. When interest rates fall, prepayments tend to slow down. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future activity.

	Estimated Increase/Decrease in Net Interest Income		Estimated Percentage Change in EVE
Basis Point (“bp”) Change in Interest Rates	12 Months Ending December 31, 2014	12 Months Ending December 31, 2015	As of December 31, 2014
+300	42.9%	38.6%	0.9%
+200	28.5	25.7	1.5
+100	14.4	13.1	2.7
-100	(18.8)	(18.2)	(3.6)
-200	(38.0)	(37.0)	(2.0)

Rates are increased instantaneously at the beginning of the projection. The results show that we are asset sensitive and that net interest income will increase as rates rise and will decrease as rates decline. Sensitivity will increase in the second year of the projection due to interest rates increasing or decreasing for the full year and also due to the other assumptions used in the analysis as noted previously. Interest rates do not normally move all at once or evenly over time, but the analysis is useful to understanding the potential direction and magnitude of net interest income changes due to changing interest rates.

The EVE analysis shows that we would theoretically gain market value in a rising rate environment. This is primarily due to our predominantly variable-rate loan portfolio and some variable-rate securities in our investment portfolio, which will increase in value as rates rise. The analysis also assumes that amortizing assets will experience higher prepayments as rates increase, also causing asset values to improve. The opposite will be true for a declining rate environment, where we will expect to see our market value decrease as the variable-rate loans and securities in our portfolio decrease in value.

Liquidity Risk

Liquidity Management. Liquidity management is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of loan sales in the 7(a) secondary market, deposit inflows, and the sale of unguaranteed loans. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, loan sales and security sales are greatly influenced by general interest rates, economic conditions, and competition.

Our primary source of funds to originate new loans is derived from deposits, loans sales and premium cash received; and, since inception, we have relied heavily on brokered and Internet deposits to supplement our funding needs. In early 2012, the Bank embarked on a course to increase relationship deposits in the local area and among our existing customers. Deposits garnered in the local Wilmington market were obtained through above market rate offerings. There is risk in using rate to attract depositor relationships. We believe this risk is mitigated to some degree by our ability to continue to offer higher rates due to the low overhead of our deposit model. Tapping into the existing loan customer base as a deposit source has been less successful than our marketing efforts in our local market. Due to the limited number of deposit products currently offered, there has not been a substantial attraction of our loan customer base. Additionally, we do not have a source of low-cost, long term borrowings outside of our certificate of deposit offerings.

We regularly adjust our investment in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management, funds management and liquidity policies. The objective of the liquidity policy is to reduce the risk to our earnings and capital arising from the inability to meet obligations in a timely manner without incurring unacceptable losses. This entails ensuring sufficient funds are available at a reasonable cost to meet potential demands from both fund providers and borrowers. Liquid assets, defined as cash, due from banks, federal funds sold, repurchase agreements, and available-for-sale securities, were 13.2% of total assets at December 31, 2013. Excess liquid assets are generally invested in investment grade available-for-sale securities.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2013, cash and cash equivalents totaled $56.6 million. Cash and due from banks totaled $37.2 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $19.4 million at December 31, 2013. Additionally, at December 31, 2013, we had the ability to access $20.5 million from the Federal Reserve Bank’s Discount Window on a collateralized basis. We also maintain $17.5 million of unsecured and $1.0 in secured line of credits from five financial institutions to access federal funds. We had no outstanding balances on the unsecured or secured lines of credit as of December 31, 2013. In addition, we have a $5.0 million repurchase agreement in place with Raymond James at December 31, 2013. We believe that our liquid assets combined with the available lines provide adequate liquidity to meet our current financial obligations.

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollars in thousands)
Contractual Obligations
Deposits without stated maturity	$204,063	$204,063	$—	$—	$—
Time deposits	152,557	84,207	44,246	24,104	—
Long term borrowings	12,325	221	5,304	—	6,800
Operating lease obligations	395	294	92	9	—
Total	$369,340	$288,785	$49,642	$24,113	$6,800

Capital Management. Our management seeks to maintain adequate capital to support anticipated asset growth, operating needs and unexpected risks, and to ensure that we and Live Oak Banking Company are in compliance with all current and anticipated regulatory capital guidelines. Our primary sources of new capital include retained earnings and proceeds from the sale and issuance of capital stock or other securities. To date, we have employed a self-funding capital model. Additions to capital have been via retained earnings and issuance of capital stock. Expected future use or activities for which capital may be set aside include balance sheet growth and associated relative increases in market or credit exposure, investment activity, potential product and business expansions, acquisitions and strategic or infrastructure investments.

Regulatory capital ratios for us and Live Oak Banking Company exceeded minimum federal regulatory guidelines for a well-capitalized depository institution as of December 31, 2013, 2012 and 2011. See Note 13 to the consolidated financial statements for further information. Capital ratios for the Company and Live Oak Bank, compared to the minimum regulatory ratios to be considered “well capitalized” and “adequately capitalized,” are set forth below.

	December 31, 2013	December 31, 2012	December 31, 2011	Minimum Ratio to be “Well Capitalized”	Minimum Ratio to be “Adequately Capitalized”
The Company:
Total risk-based capital ratio	17.96%	17.21%	19.03%	N/A	N/A
Tier 1 risk-based capital ratio	14.99	13.05	14.07	N/A	N/A
Tier 1 leverage ratio	10.30	8.39	9.76	N/A	N/A
Tangible equity to tangible assets ratio	11.16	9.65	10.36	N/A	N/A
Tangible equity to risk-weighted assets ratio	14.96	14.08	14.95	N/A	N/A
Live Oak Bank:
Total risk-based capital ratio	15.95	17.91	18.40	10.0	8.0
Tier 1 risk-based capital ratio	15.09	16.65	17.13	6.0	4.0
Tier 1 leverage ratio	10.39	10.63	11.84	5.0	4.0

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, lines of credit and letters of credit.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults and any existing collateral has no value. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Financial instruments whose contract amounts represent credit risk at December 31, 2013, 2012 and 2011 are as follows:

	December 31,
	2013	2012	2011
	(Dollars in thousands)
Commitments to extend credit(1)	$221,487	$216,010	$43,142
Plexus Capital — Fund II investment commitment	100	—	—
Plexus Capital — Fund III investment commitment	413	138	275

Total commitments	$222,000	$216,148	$43,417

(1)	Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments may require payment of a fee and generally have fixed expiration dates or other termination clauses.

Impact of Recent Accounting Pronouncements

The information required by this item is included in Note 1 to the consolidated financial statements included in this prospectus.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial condition and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS

Our Company

We are a nationwide lender to small businesses in niche industries. We leverage industry expertise and a unique technology platform to optimize the credit extension and administration process and borrowing experience for our customers. We have developed a business model that we believe mitigates credit risk and capitalizes on technology that facilitates efficient and prudent loan generation and portfolio management. Our guiding principles, in order of priority, are soundness, profitability, and growth.

We originate loans partially guaranteed by the U.S. Small Business Administration, or the SBA, to small businesses and professionals in a select group of industries characterized by low risk characteristics. We refer to these carefully selected industries as “verticals.” Within each vertical we have developed in-depth expertise by retaining loan officers who possess extensive lending experience in these sectors and by participating in a variety of sector-focused educational and marketing events.

Our emphasis on industry verticals is coupled with our focus on developing detailed knowledge of our customers’ businesses through regular visits to their operations wherever they are located to provide us and our customers with an in-depth and personalized experience throughout the credit process. We believe our industry and customer-focused approach provides us greater insight into our customers’ credit characteristics and needs and furthers our knowledge base of the vertical in which the customer operates. And in turn, we are able to provide our borrowers valuable insight into trends and developments in their industry verticals and within their operations. We are able to service our customers efficiently throughout the loan process and monitor their performance by means of our integrated technology platform. As a result, we have no need to maintain any traditional branch locations or ATMs and we do not employ any tellers thus eliminating a significant component of the overhead expense associated with the traditional banking franchise.

We typically sell the SBA-guaranteed portion (generally 75% of the principal balance) of the loans we originate at a premium in the secondary market. We also generally sell participation interests in the remaining portion of our loans while retaining a 5% to 15% unguaranteed interest and the accompanying servicing rights to the entire loan. As a result of our business model, our net income is driven by non-interest income rather than net interest income.

Our focus on originating SBA-guaranteed loans in select verticals nationwide has allowed us to develop a loan portfolio with, we believe, attractive credit characteristics. Our portfolio is geographically dispersed throughout all U.S. regions (Southeast, Northeast, Midwest, Southwest, and West) with each region representing between 14% and 27% of our total loan portfolio during 2013. And only one state (California at 14%) represented more than 10% of our aggregate held-for-investment loan portfolio at year-end 2013. Additionally, during 2013 our average unguaranteed exposure per loan was approximately $125 thousand compared to an average loan balance of approximately $800 thousand.

Our ability to develop and execute on our business model has yielded growth in loan production every year since we commenced operations. For the U.S. government’s 2013 fiscal year (the four quarters ended September 30, 2013), we were the third most active SBA 7(a) lender in the United States by gross approval amount, behind only Wells Fargo Bank and U.S. Bank.

Vertical Immersion Strategy

We have focused our lending to small businesses and professionals in specific industry segments, or verticals, in which we build deep industry expertise. Our seven existing industry verticals consist of the following:

•	Veterinary Practices

•	Healthcare Services (medical/dental/optometry)

•	Independent Pharmacies

•	Death Care Management (funeral/crematory)

•	Investment Advisors

•	Family Entertainment Centers

•	Poultry Agriculture

•	Underserved by other/traditional banking models

We are engaged and active in each of the industries we serve by attending conventions and trade shows, and by speaking at universities and industry events. Each vertical is staffed by personnel with industry-specific knowledge, experience and contacts. For example, our senior lender in the Independent Pharmacies vertical is a third-generation pharmacist who brings broad experience and expertise to his position as a loan officer responsible for examining, evaluating and closing extensions of credit to independent pharmacies. Our Death Care Management vertical expertise includes the former president and chief operating officer of Service Corporation International (a New York Stock Exchange listed company that operates a network of more than 2,000 funeral homes and cemeteries), and another individual who began his career in the funeral services industry over 32 years ago. Our Veterinary Practices vertical benefits from the experience of a licensed veterinarian and attorney who provide an informed perspective to our Veterinary Practices vertical team and clients. This industry-specific expertise and participation increases our visibility within our verticals. It is also helpful in identifying and selecting credit-worthy borrowers and attractive financing projects prior to the formal underwriting process. Our familiarity with and participation in our verticals allows us to provide ongoing customer service that is relevant for each business owner’s specific industry segment.

We attempt to identify verticals with a statistical history of performance and a low risk profile. It is our intent to add a new industry to our portfolio every 12 months. Potential industries are identified and researched by our “Emerging Markets” division. We have chosen verticals that display the following characteristics:

•	Stable, recession resistant cash flows

•	Barriers to entry

•	Granular customer bases

•	Collateral shortfall

•	Limited to no foreign competition

•	Growing demand

•	Rapid cash cycles

•	Recession resistant

•	Limited malpractice risk

Once a vertical is selected based on this objective analysis, we leverage the experience of our personnel to evaluate the unique risks associated with each industry in question.

Through our industry expertise, speed-to-market, and differentiated level of borrower experience and customer service, we have increased annual production in each year since inception. The growth in production has been due to the maturity of certain industry verticals and the establishment of new industry verticals. Additionally, we target loan amounts greater than that of the average SBA loan. The following table summarizes our annual production by industry vertical:

	Years Ended December 31,
	2007	2008	2009	2010	2011	2012	2013	Total
	(dollars in thousands)
Veterinary Practices	$40,226	$161,230	$145,920	$150,788	$149,485	$174,768	$147,661	$970,078
Healthcare Services	—	150	13,385	56,580	69,860	81,363	109,317	330,655
Independent Pharmacies	—	—	—	48,919	86,757	103,358	106,391	345,425
Death Care Management	—	—	—	—	—	54,075	101,736	155,811
Investment Advisors	—	—	—	—	—	—	33,647	33,647
Other	775	1,209	1,275	30	535	199	—	4,023

Total	$41,001	$162,589	$160,580	$256,317	$306,637	$413,763	$498,752	$1,839,639

In January 2014, we hired a team of five commercial lenders who have decades of experience in the poultry agriculture industry. The addition of these professionals provides us with an experienced team of poultry lenders who have a close understanding of agricultural businesses. We expect loans extended in this vertical to primarily fund the following agricultural-related activities: the construction of new poultry farms, the purchase or refinancing of existing operations, and the purchase of new equipment or supplies.

Our vertical immersion strategy and our commitment to sound credit underwriting and credit administration are reflected in the credit quality of our loan portfolio. Our borrowers have an average FICO score of in excess of 700 (using the lowest of scores provided by three credit bureaus at time of underwriting) and an average debt service coverage ratio of approximately 2.0. To date, we have never had a denial or repair of any SBA guarantee submitted for payment.

Our management believes that incentivizing our lenders to produce more loans through the payment of commissions creates an inherent conflict with sound credit administration. By choosing not to implement a commission-based payment structure, we believe we generate loans of greater credit quality, enhancing overall portfolio performance and aligning lenders’ interests with those of the entire company. We believe this alignment of interests is a strategic differentiator at Live Oak.

Technology

We have created a technology-based platform to facilitate lending to the national small business community and we have leveraged this technology to optimize our loan origination process, customer experience, reporting metrics, and servicing activity. In 2012, we formed nCino to develop this technology, known as nCino’s Bank Operating System. The nCino Bank Operating System is a fully integrated operating system built on Salesforce.com, Inc.’s Force.com cloud computing infrastructure platform. It provides a real-time view of our loan pipeline, as well as additional process, borrower and credit data. The integration of this system into our day-to-day operations has improved work flow efficiency, minimized loan file and documentation exceptions, and provided clarity into our loan portfolio. For example, we are able to segregate production data by vertical, geography, lender, participating bank, or referral source. We can examine loans by their status in our pipeline and determine what outstanding documents are required prior to submission to the SBA.

The technology we utilize also streamlines the paperwork that typically accompanies SBA loans. A typical SBA loan under the 7(a) program may require up to 150 separate loan documents to be submitted. Through our partnership with nCino, we collect, track, and organize these documents in a manner that maximizes efficiency and minimizes unnecessary customer contact. This technology has ultimately transformed the traditional means of loan servicing into one of our strongest competitive advantages by accelerating our ability to issue proposals, complete due diligence and finalize commitments. Our customers are also able to benefit from our technology, as it allows borrowers the ability to track a loan’s progress towards approval and funding through a secure online portal.

Our Executive Management Team and Board of Directors

James S. Mahan III — Chairman and Chief Executive Officer

James “Chip” S. Mahan III is the Founder, CEO and Chairman of the Board of Directors of the Company. Prior to Live Oak Bank, Mr. Mahan was the Chief Executive Officer and Chairman of the Board for S1 Corporation and founder of Security First Network Bank, the world’s first Internet bank. Under his leadership, S1 Corporation grew to become a $234 million software and services provider in only six years, averaging more than 200 percent growth year over year. At its peak, S1 had a market capitalization of $7.8 billion. During his term as CEO, Mahan was ranked as one of the 10 Most Influential Personalities in Financial Services by FutureBanker magazine. Prior to founding Security First Network Bank and S1 Corporation, Mahan launched Cardinal Bancshares, where he served as Chairman and Chief Executive Officer. Mahan built Cardinal into an institution with $800 million in total assets and took the company public in 1992. Before launching Cardinal, Mr. Mahan spent several years with Citizens Union National Bank & Trust Co., serving as President, Chief Operating Officer and Vice Chairman and becoming Chairman and Chief Executive Officer in 1984. In 1986, Mr. Mahan formed an investment group that purchased Citizens Union and subsequently sold it to BankOne Corp. of Columbus, Ohio. Mr. Mahan began his career in 1973 at Wachovia Bank & Trust Co. in Winston-Salem, NC, after graduating with a Bachelor’s degree in finance from Washington & Lee University in Lexington, VA.

William L. Williams III — Vice Chairman of the Board of Directors

William “Lee” L. Williams III is the Vice Chairman of the Company and one of the original founders of the Bank. Prior to starting Live Oak Bank, Mr. Williams spent 19 years in corporate banking at Wachovia and worked for 14 years at Vine Street Financial doing SBA lending. Mr. Williams began his banking career in 1973 at Wachovia, where he worked with Wachovia Services, Inc, then Wachovia Regional Corporate Lending, calling on and lending to mid-market regional companies. In 1987, he relocated to Wilmington, NC, where he managed the Wachovia Corporate Lending group for the three county area of Southeastern North Carolina. In 1992, he re-joined Mr. Mahan at Cardinal Bancshares as they began Vine Street Financial, a niche SBA lending division, of Vine Street Trust Company. Mr. Williams held several positions within this group including President and Senior SBA lender. Through a series of mergers/acquisitions, Vine Street Financial became a division of BB&T, where Mr. Williams served as a senior SBA lender, resigning in May of 2007 to found Live Oak Bank. Mr. Williams graduated in 1973 from the University of North Carolina-Chapel Hill with a BS degree in Business Administration. He has, and is currently serving on several private company boards, as Managing Member, and has served in the capacity of President and Treasurer on numerous charitable and “not for profit” groups in Wilmington and elsewhere in North Carolina.

Neil L. Underwood — President and Director

Mr. Underwood currently serves as President of Live Oak Bank. Additionally, as cofounder of nCino, he invests time as an active board member helping to shape the next generation Bank Operating System.

Prior to the bank, Underwood served as General Manager of S1 Corporation (SONE), where he was responsible for the S1 Enterprise division. S1, since acquired by ACI Worldwide, Inc. (ACIW), built and deployed Financial Services systems such as online banking, payments and mobile solutions to over 3,000 financial institutions worldwide. Before S1, Mr. Underwood played a key role in launching the Americas division of Brokat Technologies AG, a global financial services software supplier based in Stuttgart, Germany. Acting as Chief Operating Officer, he was responsible for Retail and Wholesale Banking solutions for the Americas. Mr. Underwood came to Brokat as a principal of Transaction Software, which was acquired in May of 1999.

Underwood is a Director at the Company and a Director at nCino, Inc., both based in Wilmington, NC. A native of Miami, FL, Underwood holds a Bachelor’s Degree of Science in Industrial Engineering from the Georgia Institute of Technology.

David G. Lucht — Chief Risk Officer and Director

David Lucht is the Chief Risk Officer for Live Oak Bank. Before joining Live Oak Bank in May of 2007 as a founding member of executive management and the board of directors, Mr. Lucht held executive positions with several different banking institutions, including Chief Credit Officer, Executive Vice President and Director for First Merit Bank, Akron, OH, where he was responsible for leading a turnaround in credit culture and performance of the $10.5 billion bank. Prior to First Merit, Mr. Lucht served as Senior Credit Officer of National City Bank, Cleveland, OH.

A native of Ohio, Mr. Lucht began his banking career with National City Bank in 1985 after graduating from Kent State University with his Master’s in Business Administration. He obtained his undergraduate Bachelor of Science degree in Finance at Miami University in Ohio.

S. Brett Caines — Chief Financial Officer

Brett Caines is the Chief Financial Officer for the Company and Live Oak Bank. Prior to Live Oak Bank, Mr. Caines worked as a Production Engineer for INVISTA and as a Process Engineer for Shell Chemical Company. Mr. Caines holds a Bachelor of Science degree in Chemical Engineering from North Carolina State University and an MBA from the University of North Carolina, Wilmington.

William H. Cameron — Director

William H. Cameron was appointed to the Company’s board of directors in November 2013 and chairs the Company’s nominating committee and serves on both the audit and compensation committees. Mr. Cameron has extensive prior experience as a director of a financial institution, having served as a founding director of Port City Capital Bank and as a director of Crescent Financial Corporation and Crescent State Bank following its acquisition of Port City Capital Bank in 2006. Mr. Cameron has extensive executive experience in corporate and real estate finance, real estate development, and private equity. He has been President of Cameron Management, Inc. since 2000 and has held leadership positions in a number of businesses over the last 25 years. Mr. Cameron served as Chief Operating Officer of Atlantic Telecasting Corporation, the NBC television affiliate in Wilmington, North Carolina. Mr. Cameron holds a B.S. in Business Administration and a Juris Doctor degree from the University of North Carolina at Chapel Hill. He has successfully completed the North Carolina Bank Directors’ College and has participated in numerous Advanced Bank Directors’ College programs. As an active business, civic and charitable leader, Mr. Cameron serves on the board of numerous organizations including Cape Fear Memorial Foundation and Champion McDowell Davis Foundation. He is president of the Dan Cameron Family Foundation, Inc. which has made significant contributions to the economic and cultural development of the Wilmington area.

We believe Mr. Cameron’s prior experience as a director of two FDIC insured financial institutions over a period of 10 years brings to our board critical skills related to financial oversight of complex organizations, strategic planning and corporate governance and qualifies him to serve as one of our directors.

Glen F. Hoffsis — Director

Dr. Glen F. Hoffsis has served as a member of our board of directors since March 31, 2007. He serves on the nominating and governance committee and the Bank’s Asset Liability Management Committee. He is a veterinarian who has devoted most of his career to veterinary colleges as a clinician, teacher, researcher and administrator. Retiring in July 2013 as dean of the College of Veterinary Medicine at the University of Florida, he was recently appointed dean of the newly established Lincoln Memorial University College of Veterinary Medicine. He has held many professional positions and currently serves on the board of directors of Banfield Pet Hospitals of Portland, OR. He is a diplomate of the American College of Veterinary Internal Medicine.

Dr. Hoffsis is well known and respected within the veterinary profession. We believe that his wide range of knowledge and perspective relative to the business of veterinary medicine brings important skills to our board and qualifies him to serve on the board.

Howard K. Landis III — Director

H. Kel Landis III has served as a member of our board of directors since March 31, 2007. He serves on the audit committee and compensation committee. Since 2005, Mr. Landis has been a general partner of Plexus Capital, a small business investment company. He has 25 years of experience in the banking industry, which includes serving as the CEO of RBC Centura Bank’s US Operations from 2001 to 2004 after serving as Chief Credit Officer, Chief Risk Officer, and President of Centura Bank. Mr. Landis graduated with a Bachelor of Science in Business Administration and a Master’s in Business Administration from the University of North Carolina at Chapel Hill.

We believe Mr. Landis’ 25 years of prior experience in the banking industry, including his service as CEO of a FDIC-insured financial institution with over $20 billion in total assets, bring to our board critical skills related to financial oversight of complex organizations, strategic planning and corporate governance and qualify him to serve as one of our directors.

Miltom E. Petty — Director

Milt Petty has served as a member of our board of directors since August, 2010. He serves as the chair of our audit committee. Since June, 1977, Mr. Petty has served as the Chief Financial Officer of Carolina Hosiery Mills, Inc., a privately held manufacturing and real estate development company. Since August, 2013, Mr. Petty has served as a director of Trust Company of the South. Mr. Petty graduated with a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill. He has held an active CPA license from the State of North Carolina for 40 years.

We believe Mr. Petty’s experience as a chief financial officer of Carolina Hosiery Mills, Inc., familiarity with accounting standards, and his ability to serve as our audit committee financial expert, bring to our board important skills and qualify him to serve on our board.

Jerald L. Pullins — Director

Jerry Pullins has served as a member of our board of directors since October 14, 2011. He serves on the audit committee, the Bank’s Asset Liability Management Committee and is chair of the compensation committee. Mr. Pullins brings nearly thirty-five years of experience in the healthcare, real estate, mortgage banking, funeral, cemetery and insurance industries. This combined with his MS degree from the University of Kansas and MBA from the University of Texas provides a wealth of financial expertise to the Board. He received an honorable discharge as a 1st Lieutenant from the United States Army after serving in Vietnam. Throughout his successful career, he has directed and managed finance, administration, accounting and operational functions at companies across a range of industries.

Mr. Pullins serves on the board of U.S. Physical Therapy, Inc., is Chairman of the Board of Directors of PetPartners, LLC, and is a managing member of SeniorCare Homes, LLC, which develops, owns and operates supervised residential homes for seniors with memory impairment conditions. We believe that his wide range of knowledge of accounting, finance and administration across many business industries brings important skills to our board and qualifies him to serve on the board.

U.S. Small Business Administration

The SBA was established in 1953 to aid, counsel, assist and protect the interests of small business concerns. The SBA operates as an independent agency of the federal government and provides small businesses with the following four programmatic functions: (i) access to capital, (ii) entrepreneurial development, (iii) government contracting and (iv) advocacy. The Office of Capital Access (the “OCA”) within the SBA helps small businesses access capital and obtain financing which might not otherwise be available through traditional sources. In turn, the government provides a credit enhancement to lenders through a partial guarantee.

The OCA is primarily responsible for the 7(a) and 504 loan programs. All of the Bank’s loans that have been extended under the SBA 7(a) loan program must meet a certain set of specified criteria. Under this program, the United States government guarantees 75% of each loan. To date, the Bank has received the guaranteed portion on all originated loans.

Live Oak Banking Company has status as a member of the Preferred Lenders Program (“PLP”), as designated by the SBA. Through the PLP, the SBA delegates the final credit extension decision to certain lending institutions, as well as most servicing and liquidation authority. To be considered for PLP status, lenders must not only exhibit a strong record with the SBA, but also demonstrate clear proficiency in processing and servicing SBA loans. The Bank’s technology platform has served as a contributing factor in demonstrating these proficiencies. Of the lenders actively extending SBA loans, approximately 15% have the PLP designation.

Lending Activities

General. We provide a range of short- to medium-term commercial and construction loans with an emphasis on SBA 7(a) loans, mortgage, and construction loans. Our loans are typically secured by mortgages on commercial property and in part by SBA guarantees. Management focuses on global cash flow and the borrower’s ability to repay, which normally is measured as the cash flow generated from the borrower’s operations. Management’s minimum coverage for global cash flow from recurring operational sources ranges from 1.15% to 1.25% of the borrower’s debt service requirements. Additionally, management views collateral as a secondary or tertiary source of repayment necessary to meet regulatory loan-to-value guidelines. We have traditionally carried a large percentage of variable rate loans in our portfolio. Variable rate loans accounted for 91.8% of the loan balances outstanding as of December 31, 2013 while fixed rate loans accounted for 8.2% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, these guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. Our policies are reviewed and approved at least annually by the board of directors of our subsidiary bank. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professionals experienced in loan review work.

SBA 7(a) Loans.

•	SBA 7(a) Guaranty Loan — The SBA 7(a) guaranty loan is a maximum loan amount of $5 million, which has a maximum guarantee from the SBA of 75%. This loan is available to all eligible commercial borrowers for acquisition, construction, permanent financing, and in some cases, refinancing.

•	SBA Express Loan — This SBA guaranty program provides for a smaller SBA loan, up to $350 thousand, with a 50% guaranty. This loan is available to all SBA eligible borrowers for smaller needs, such as equipment financing and working capital needs.

•	SBA 7(a) Pari-Passu Loan — This SBA 7(a) loan structure is used on the occasion when the loan requested amount exceeds the $5 million maximum loan amount of the SBA 7(a) loan. The structure ties a conventional first mortgage loan with the SBA 7(a) $5 million (75% guaranteed) loan in a second mortgage position for a total combined amount of greater than $5 million. These two loans share the collateral and the SBA guaranty on a “Pari-Passu” basis.

•

SBA 504 Loan — This SBA loan program is used only for acquisitions, expansions, and new construction. This program is structured such that the Bank provides for a conventional first mortgage and the SBA authorizes a second mortgage loan, fully funded by the SBA and fully subordinate to both payment and liquidation to the first mortgage. Further, the SBA 504 second mortgage loan benefits the borrower by offering a 20-year fixed rate based approximately on the 10-year Treasury Note plus 110 basis points.

Commercial Loans

The Bank also originates non-SBA-affiliated loans from time to time, including conventional commercial business loans to small- and medium-sized businesses in the United States. Conventional commercial loans to borrowers are based on the soundness of the borrower’s historic financial statements and business model and may include (by way of example and not limitation): (a) the release of the SBA 7(a) guaranty on an existing seasoned loan, where the Bank has the opportunity to re-qualify the borrower for a new SBA 7(a) or SBA 504 loan financing a new project; or (b) standard conventional commercial loans where loan characteristics place the loan in a very sound credit quality class and payment of SBA fees are unjustified.

The Bank does not engage in sub-prime lending or consumer finance and there are no plans to engage in any such activities in the future. Furthermore, it is the Bank’s policy not to make loans to insiders that would come within the scope of Regulation O of the Federal Reserve Board of Governors.

Construction Loans

Due to the inherently risky nature of construction lending, the Bank maintains strict controls on loans involving funds to be used for the construction or upfit of commercial space. Almost all of our construction loans are disbursed under the SBA 7(a) program, which typically carries a minimum U.S. government guaranty of 75%.

During underwriting, construction loans are evaluated by Senior Lenders with considerable experience in the vertical. Each proposed loan is evaluated based on cash-flow of the business relative to the total anticipated debt load, rather than pro-forma estimates for future growth or the liquidation of collateral in the event of a default. The Bank does view collateral as a means of repayment in underwriting construction loans.

All of the Bank’s construction projects are for properties that are owner-occupied and non-speculative in nature. An experienced third party inspector reviews the plans and specifications (and corresponding budget) of each project prior to closing, as well as monitors the draw process following regular site visits after closing. In addition to evaluating each project, Live Oak underwrites each proposed general contractor to determine whether or not it is capable of performing the proposed project. In some instances, Live Oak requires a “Completion Guaranty” from our third party monitoring firm to insure all entities (Bank and Customer) that the deal will be completed on time and within budget.

Significant resources are dedicated to the management of this aspect of our business. All construction draws and corresponding documentation are managed from our corporate headquarters in Wilmington, North Carolina. All draws require an inspection report performed by a third-party monitoring company. Construction-specific technology is employed to create a transparent and viable portfolio that is monitored to mitigate risk.

Credit Underwriting and Loan Approval Process

Certain credit risks are inherent in making loans. These risks include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies.

The Live Oak Banking Company Board of Directors’ Credit Committee establishes policies to protect Live Oak Banking Company from excessive credit risk. The committee meets at least quarterly and consists of the Chief Risk Officer, Chief Credit Officer, Senior Credit Officer, Credit Officer, President, and a designated

General Manager. A member of the Board of Directors may participate as a member of the committee. This committee approves any loan with over $750 thousand of unguaranteed credit exposure. A quorum will be a minimum of three members, one of which must be a co-chair (Chief Risk Officer, Chief Credit Officer and Senior Credit Officer). A majority of the members must be in favor of the credit for approval. Any tie votes will be broken by either the chairman or vice-chairman of the committee. Credit Administration approves loans with under $750 thousand of unguaranteed credit exposure. All credits with net exposure between $500 thousand and $750 thousand are presented at Credit Committee for review while any credits under $500 thousand are available for review at Credit Committee. Loan approvals will expire after 90 days. Any loan not closed within that time period needs to have the approval reaffirmed.

Preferred Lenders Program

Live Oak Banking Company has status as a member of the PLP, as designated by the SBA. The SBA established the Preferred Lenders Program “PLP” in 1983 to streamline the procedures necessary to provide financial assistance to small businesses. The preferred lender status allows Live Oak to expedite SBA loan approval, closing and servicing functions through this delegated authority. Approximately 15% of active SBA lenders have PLP status; however, for fiscal year 2013, PLP lenders accounted for 29% of the number of loans approved in the SBA 7(a) program and 58% of the approved amount.

Credit Administration and Loan Review

We emphasize a strong credit culture based on traditional credit measures and our knowledge of our identified industry verticals through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on a periodic basis to review loan files on a test basis and assess our loan grading. Our policy requires credit review, internal and external, to review 30% of the bank’s loan portfolio on an annual basis.

Our dedication to a strong credit culture is based on a long-term view of our portfolio that is not driven by short-term earnings goals. Our organization’s guiding principles are soundness, profitability and growth, in that order. The primacy of soundness as a guiding principle of our organization drives a focus on credit administration processes. Credit administration processes were designed by our Chief Risk Officer, David G. Lucht. Mr. Lucht has 29 years of experience in commercial banking, with a focus on credit underwriting, credit administration and SBA lending. Our credit administration, credit review and loan operation systems focus on approving sound credits while meeting numerous regulatory requirements including compliance regulations. We established performance limits in the areas of nonperforming assets, charge-offs, classified loans and past dues. These limits are established against the bank’s non-guaranteed portion of its SBA 7(a) portfolio, as these are considered to represent the assets with the majority of the risk contained within the loan portfolio. The actual performance against these limits is reported to the Board quarterly. The maximum limits for nonperforming assets, charge-offs, classified loans and past dues (over 30 days) are, as a percent of the bank’s total held for sale and held for investment loans not guaranteed by the U.S. government, 1.50%, 1.25%, 6.00% and 1.25%, respectively. The bank is below all four limits as of December 31, 2013. Our strong credit culture impacts the way we think about loan officer compensation. The compensation of our loan officers is not based on origination. Instead, loan officers are incented based on the performance of our organization as a whole and are further expected to make a significant investment in our common stock. This compensation structure drives credit mindedness in our loan officers because they are incentivized by overall Company profitability rather than loan origination.

Lending Limits

Our lending activities are subject to a variety of lending limits imposed by federal and state law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank’s capital and unimpaired surplus, plus an additional 10% of the Bank’s capital and surplus if the amount that exceeds the 15% limit is secured by readily marketable collateral. Based upon the capitalization of the Bank as of December 31, 2013, the Bank’s legal lending limit to any individual borrower was $7.2 million. In addition, the Bank has imposed an internal lending limit of $1.5 million to any individual borrower.

Loan Participations and Sale of SBA Guaranteed Assets

We have sold over $1.2 billion in SBA guaranteed loan assets in the secondary market since inception. We also periodically sell participations in non-guaranteed loan assets to other financial institutions. The sale of loan assets to other financial institutions allows us to manage our balance sheet and achieve a more granular loan portfolio.

Competition

Commercial banking in the United States is extremely competitive. We compete with national banking organizations including the largest commercial banks headquartered in the country, all of which have small business lending divisions. We also compete with other federally and state chartered financial institutions, finance companies and other non-bank lenders. Most of our competitors have higher legal lending limits than we do and are also able to provide more services and make greater use of media advertising.

Despite the intense level of competition among small business lenders, we believe that we have certain competitive advantages that distinguish us from our competition. One of our principal advantages is our technology platform, which has accelerated our ability to issue proposals, complete credit due diligence and finalize commitments. We believe that our personnel also provide a competitive advantage, not only because they are industry participants with relevant experience in our identified verticals but also because many have made meaningful equity investments in our company, fostering a sense of ownership.

Properties

The following table sets forth the location of our main office, as well as certain information relating to this facility.

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Main Office	1741 Tiburon Drive	2012	36,000	Owned
Atlanta Loan Production Office	3060 Peachtree Rd, Suite 2050	2010	6,154	Leased

We believe that our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of December 31, 2013, we had 141 full-time employees and 16 part-time employees. None of our employees is covered by a collective bargaining agreement and we consider relations with our employees to be good.

Legal Proceedings

As of the date of this prospectus, we are not aware of any threatened or pending material legal proceedings against the company or its subsidiary bank.

MANAGEMENT

General

The following table sets forth information concerning our directors and executive officers. Each member of our board of directors also serves as a member of the board of directors of Live Oak Bank.

Name	Age	With Company Since	Position
James S. Mahan III(2)	62	2007	Chairman and Chief Executive Officer
William L. Williams III(3)	62	2007	Vice Chairman
Neil L. Underwood	44	2010	President and Director
David G. Lucht(3)	56	2007	Chief Risk Officer and Director
S. Brett Caines	35	2007	Chief Financial Officer
William H. Cameron(1)(2)(3)	59	2013	Director
Glen F. Hoffsis(3)	72	2007	Director
Howard K. Landis III(1)(2)	57	2007	Director
Miltom E. Petty(1)	62	2010	Director
Jerald L. Pullins(1)(2)	71	2010	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers and Directors

A biographical summary of the experience of our executive officers and directors is set forth below:

James S. Mahan III — Chairman and Chief Executive Officer

James “Chip” S. Mahan III is the Founder, CEO and Chairman of the Board of Directors of Live Oak Bank and the Company. Prior to Live Oak Bank, Mr. Mahan was the Chief Executive Officer and Chairman of the Board for S1 Corporation and founder of Security First Network Bank, the world’s first Internet bank.

William L. Williams III — Vice Chairman of the Board of Directors

William “Lee” L. Williams III is the Vice Chairman of the Company and one of the original founders of the Bank.

Neil L. Underwood — President and Director

Mr. Underwood currently serves as President of Live Oak Bank. Additionally, as cofounder of nCino, he invests time as an active board member helping to shape the next generation Bank Operating System.

David G. Lucht — Chief Risk Officer and Director

David Lucht is the Chief Risk Officer for Live Oak Bank. Before joining Live Oak Bank in May of 2007 as a founding member of executive management and the board of directors, Mr. Lucht held executive positions with several different banking institutions, including Chief Credit Officer, Executive Vice President and Director for First Merit Bank, Akron, OH, where he was responsible for leading a turnaround in credit culture and performance of the $10.5 billion bank.

S. Brett Caines — Chief Financial Officer

Brett Caines is the Chief Financial Officer for the Company and Live Oak Bank. Prior to Live Oak Bank, Mr. Caines worked as a Production Engineer for INVISTA and as a Process Engineer for Shell Chemical Company. Mr. Caines holds a Bachelor of Science degree in Chemical Engineering from North Carolina State University and an MBA from the University of North Carolina, Wilmington.

William H. Cameron — Director

William H. Cameron was appointed to the Company’s board of directors in November 2013 and chairs the Company’s nominating committee and serves on both the audit and compensation committees. Mr. Cameron has extensive prior experience as a director of a financial institution, having served as a founding director of Port City Capital Bank and as a director of Crescent Financial Corporation and Crescent State Bank following its acquisition of Port City Capital Bank in 2006. Mr. Cameron has extensive executive experience in corporate and real estate finance, real estate development, and private equity. He has been President of Cameron Management, Inc. since 2000 and has held leadership positions in a number of businesses over the last 25 years.

Glen F. Hoffsis — Director

Dr. Glen F. Hoffsis has served as a member of our board of directors since March 31, 2009. He serves on the nominating and governance committee and the Bank’s Asset Liability Management Committee. He is a veterinarian who has devoted most of his career to veterinary colleges as a clinician, teacher, researcher and administrator. Retiring in July 2013 as dean of the College of Veterinary Medicine at the University of Florida, he was recently appointed dean of the newly established Lincoln Memorial University College of Veterinary Medicine.

Howard K. Landis III — Director

H. Kel Landis III has served as a member of our board of directors since March 31, 2009. He serves on the audit committee and compensation committee. Since 2005, Mr. Landis has been a general partner of Plexus Capital, a small business investment company. He has 25 years of experience in the banking industry, which includes serving as the CEO of RBC Centura Bank’s US Operations from 2001 to 2004 after serving as Chief Credit Officer, Chief Risk Officer, and President of Centura Bank.

Miltom E. Petty — Director

Milt Petty has served as a member of our board of directors since August, 2010. He serves as the chair of our audit committee. Since June, 1977, Mr. Petty has served as the Chief Financial Officer of Carolina Hosiery Mills, Inc., a privately held manufacturing and real estate development company. Since August, 2013, Mr. Petty has served as a director of Trust Company of the South.

Jerald L. Pullins — Director

Jerry Pullins has served as a member of our board of directors since October 14, 2011. He serves on the audit committee, the Bank’s Asset Liability Management Committee and is chair of the compensation committee. Mr. Pullins brings nearly thirty-five years of experience in the healthcare, real estate, mortgage banking, funeral, cemetery and insurance industries.

Director Independence

In connection with this offering, we intend to list our common stock on the NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent, provided however that, in accordance with the phase-in provisions set forth in the rules of NASDAQ, our audit committee will have at least one independent member by the listing date of our initial public offering, at least two independent members within 90 days of the listing date of our initial public offering and at least three independent members within one year of the listing date of our initial public offering. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3 and Rule 10C-1, a member of an audit committee or compensation committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all directors except Messrs. Mahan, Williams, Lucht, Underwood and Pullins are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

Family Relationships

There is no family relationship between any of our directors, executive officers or persons nominated to become a director or executive officer.

Board of Directors

Composition of our Board of Directors upon the Closing of this Offering

Our bylaws provide that our board of directors must consist of between five and twelve directors, and such number of directors within this range may be determined from time to time by resolution of our board of directors or our shareholders. As of the date of this prospectus and upon closing of this offering, we will have nine directors.

Our articles of incorporation provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our shareholders would be entitled to cast in an annual election of directors. Directors are elected at the annual meeting of our shareholders. Those nominees who receive the highest number of votes are deemed to have been elected. Shareholders are not entitled to cumulative voting in the election of our directors.

Committees of our Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has three permanent committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. The board adopted written charters for each of these committees in February 2014, all of which will be available on our website, www.liveoakbank.com, upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

We have an audit committee consisting of Messrs. Petty (Chair), Landis, Cameron, and Pullins. Upon the closing of this offering, our audit committee will be responsible for, among other things:

•	appointing, terminating, compensating, and overseeing the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

•	reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

•	establishing and overseeing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	determining compensation of the independent auditors and of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

•	monitoring and evaluating the independent auditor’s qualifications, performance, and independence on an ongoing basis;

•	reviewing reports to management prepared by the internal audit function, as well as management’s response;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis; and

•	handling such other matters that are specifically delegated to the audit committee by our board from time to time.

Our board of directors has affirmatively determined that Mr. Petty satisfies the requirements for independence and financial literacy under the rules and regulations of NASDAQ and the SEC, and that he qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of NASDAQ. As discussed above in “Management—Director Independence,” Messrs. Pullins, Landis and Cameron are not independent for audit committee purposes under SEC rules, and we will rely on the phase-in rules of NASDAQ with respect to the independence of the audit committee.

Compensation Committee

We have a compensation committee consisting of Messrs. Pullins (Chair), Landis, and Cameron, each of whom is a non-employee member of our board of directors, and Mr. Mahan, Chairman and CEO who is an employee member of our board of directors. Upon the closing of this offering, our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, employment agreements and severance arrangements, and other benefits of all of our executive officers and key employees;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

•	reviewing and making recommendations, on an annual basis, to the board with respect to director compensation;

•	reviewing any analysis or report on executive compensation required to be included in the annual proxy statement and periodic reports pursuant to applicable federal securities rules and regulations, and recommending the inclusion of such analysis or report in our proxy statement and period reports;

•	reviewing and assessing, periodically, the adequacy of the formal written charter; and

•	such other matters that are specifically delegated to the compensation committee by our board from time to time.

Our board of directors has determined that each member of our compensation committee, other than Messrs. Mahan and Pullins, meet the requirements for independence under the rules of NASDAQ and SEC rules and regulations, and qualifies as an “outside director” for purposes of Section 162(m) of the Internal Revenue Code. We intend to rely on the phase-in rules of NASDAQ with respect to the independence of the compensation committee.

Nominating and Corporate Governance Committee

Upon the effectiveness of this registration statement, our nominating and corporate governance committee will consist of Messrs. Cameron (Chair) and Hoffsis, each of whom is a non-employee member of our board of directors, and Messrs. Lucht and Williams, who are employee members of our board of directors. Upon completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and screening candidates for our board, and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of the board and management;

•	developing and recommending to the board a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to the board;

•	reviewing the structure of the board’s committees and recommending to the board for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	developing and reviewing our code of conduct, evaluating management’s communication of the importance of our code of conduct, and monitoring compliance with our code of conduct;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis; and

•	generally advising our board on corporate governance and related matters.

Our board of directors has determined that each member of our nominating and corporate governance committee, other than Messrs. Lucht and Williams, meet the requirements for independence under the rules of NASDAQ. We intend to rely on the phase-in rules of NASDAQ with respect to the independence of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

With the exception of Mr. Mahan, none of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Code of Conduct

In connection with this offering, we adopted a revised code of ethics relating to the conduct of our business by all of our employees, officers, and directors, as well as a code of conduct specifically for our principal executive officer and senior financial officers. This policy will be posted on our website, www.liveoakbank.com, upon completion of this offering.

EXECUTIVE COMPENSATION AND OTHER MATTERS

The following summary compensation table shows all cash and non-cash compensation paid to or received or deferred by James S. Mahan III, Neil L. Underwood and David G. Lucht, who we refer to as our “named executive officers,” for services rendered to the Company and the Bank in all capacities during the fiscal year ended December 31, 2013. Compensation paid to our named executive officers consisted of cash salary, non-equity incentive plan compensation paid in cash, 401(k) matching contributions, insurance premiums paid on behalf of each of the named executive officers and certain perquisites.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards	Stock Awards	Non-Equity Incentive Plan Compensation(1)	Non-Qualified Deferred Compensation Earnings	All Other Compensation(2)		Total
James S. Mahan III Chairman and Chief Executive Officer	2013	$547,450	—	—	—	$173,265	—	$35,160		$755,875
Neil L. Underwood President	2013	424,200	—	—	—	138,791	—	493,905	(3)	1,056,896
David G. Lucht Executive Vice President and Chief Risk Officer	2013	390,000	—	—	—	127,601	—	41,676		559,277

(1)	Paid pursuant to the Company’s employee profit sharing plan.

(2)	Includes accrued but unused vacation time, 401(k) matching contributions and the dollar value of insurance premiums paid on behalf of the named officers for group term life, health, dental and disability insurance. Also includes an automobile allowance, business travel allowance and country club dues paid to, or on behalf of, the named executives

(3)	Also includes $455,448 in payments to cover taxes associated with a restricted stock award granted in 2010 and fully vested in 2013.

Employment Agreements

Our current and future executive officers and significant employees serve at the discretion of our board of directors and are not party to employment agreements.

2008 Incentive Stock Option Plan

At the 2008 annual meeting of shareholders, the shareholders approved the adoption of the Live Oak Banking Company 2008 Incentive Stock Option Plan, or the 2008 Plan.

Options granted under the 2008 Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Under the Code, options are afforded favorable tax treatment to recipients upon compliance with certain restrictions but do not result in tax deductions to the Company. The purpose of the 2008 Plan is to increase the performance incentive for employees of the Bank, to encourage the continued employment of current employees and to attract new employees by facilitating their purchase of a stock interest in the Company.

The 2008 Plan is administered by the compensation committee of the board of directors. No member of the Board who is not also an employee of the Company or the Bank is eligible to receive stock options under the 2008 Plan. Employees of the Bank are eligible to receive options under the 2008 Plan at no cost to them other than the option exercise price. Any options granted under the 2008 Plan are subject to a three-year vesting schedule, whereby 33% of the total options granted vest on each anniversary of the date of grant until all options are vested. Generally, the exercise price for options granted pursuant to the 2008 Plan may not be less than 100% of the fair market value of the shares on the date of grant. No option will be exercisable more than ten years after the date that it is granted. In the case of an employee who owns more than 10% of the outstanding shares of common stock of the Company at the time the stock option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable more than five years from the date it is granted. The optionee cannot transfer or assign any option other than by will or in accordance with the laws of descent and distribution. In the event the optionee is discharged for cause or voluntary separation on the part of an optionee (but not separation due to retirement or disability) the options, vested and unvested will immediately terminate. In the event of an optionee’s retirement, any unvested options will vest and the options will continue to be exercisable for three months following retirement. In the event an optionee becomes disabled or dies, any unvested options will vest and the options will continue to be exercisable for twelve months following the date of disability or death.

Subject to alternative minimum tax rules under the Code, a recipient of a stock option under the 2008 Plan will not be taxed upon either the grant of the option or on the date he or she exercises such option. Unless subject to the alternative minimum tax, a recipient will be taxed only upon the sale of the stock underlying the option and will be taxed on the difference between the option price and the sales price of the stock. The taxable amount will be treated as capital gain. If the incentive option requirements are satisfied, the Company will receive no corresponding deduction for any portion of the stock option.

In the event of increases, decreases or changes in the Company’s outstanding common stock resulting from a stock dividend, recapitalization, reclassification, stock split, combination or similar event, or resulting from an exchange of shares or merger or other reorganization in which the Bank is the surviving entity, the Board shall make equitable proportionate adjustments in the aggregate number and kind of shares available under the 2008 Plan, the number and kind of shares which are covered by each then outstanding incentive stock option, and in the exercise price of each unexercised incentive stock option. Unless amended by the Board, the standard option grant agreement shall be binding upon any successor to the Company. However, except upon a “change in control” (as defined in the option grant agreement), the 2008 Plan and any options granted thereunder shall terminate upon the effective date of the Company’s dissolution or liquidation.

The Board may, from time to time, amend, modify, suspend, terminate or discontinue the 2008 Plan without notice. However, no such action will adversely affect any optionee’s rights under any then outstanding incentive stock option without such optionee’s prior written consent. In addition, approval of the Company’s shareholders is required for any modification or amendment of the 2008 Plan that (a) increases the aggregate number of shares of common stock available for issuance under the 2008 Plan, (b) changes the provisions of the 2008 Plan with respect to the determination of persons to whom incentive stock options may be granted, or (c) otherwise materially increases the benefits accruing to optionees under the 2008 Plan. Consistent with the terms of the 2008 Plan, the Board may modify any outstanding incentive stock option pursuant to a written agreement with the optionee.

The 2008 Plan was adopted by the board of directors of the Company in connection with the reorganization of the Bank into the holding company form of organization on March 31, 2009. Upon adoption of the 2008 Plan by the Company, all outstanding options to purchase shares of the Bank were converted into options to purchase shares of the Company’s common stock.

A total of 125 thousand shares of the Company’s common stock are available for grant under the plan. In the event the outstanding shares of the Company’s common stock are increased, decreased, changed into or exchanged for a different number or kind of securities as a result of a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange, acquisition, combination, or reclassification, then appropriate proportionate adjustments will be made in the aggregate number or kind of shares of stock that may be issued under the plan.

Restricted Stock Plan

The board of directors has adopted and the shareholders have approved a restricted stock plan which provides for the grant of restricted common stock to eligible employees. Under the plan, the Company may issue shares of its common stock to employees. The transfer of these shares is restricted such that the employee cannot transfer the shares until the shares “vest” and the transfer restrictions lapse. The purpose of the plan is to encourage and motivate key employees to contribute to the successful performance of the Company and to promote the growth of the value of the Company’s common stock. The plan provides participating employees with an ownership interest in the Company and thus achieves a unity of purpose between employees and shareholders. The plan also helps retain key employees.

The plan is administered by the compensation committee. In order to be eligible for participation in the plan, an individual must be a full-time employee of the Company or one of its subsidiaries and must be identified by the compensation committee as an employee who is in a position to contribute to the long-term success of the Company. In determining awards under the plan, the compensation committee takes into account the nature of the services rendered by the eligible employees, their present and potential contributions to the success of the Company, and such other factors as the compensation committee deems relevant.

A total of 110 thousand shares of the Company’s common stock are available for grant under the plan. In the event the outstanding shares of the Company’s common stock are increased, decreased, changed into or exchanged for a different number or kind of securities as a result of a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange, acquisition, combination, or reclassification, then appropriate proportionate adjustments will be made in the aggregate number or kind of shares of stock that may be issued under the plan.

Each issuance of restricted stock is evidence by a restricted stock grant agreement between the Company and the employee. The grant agreement sets forth the terms and conditions of the restrictions on the shares, including the vesting schedule, if any.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards held by any of our named executive officers at December 31, 2013. No stock options were exercised by the named executive officers during 2013.

Employee Profit Sharing Plan

Our employee profit sharing plan allows eligible employees to participate in a profit sharing bonus pool based on our profitability. The plan awards each participating employee a quarterly and annual bonus based on the ratio of the employee’s salary at the end of the period to the aggregate salaries of all participating employees. For 2013 our board of directors agreed to pay 25% of our earnings above $7.0 million into the profit sharing pool, exclusive of nCino’s results of operations.

Director Compensation

Each non-employee director is paid a retainer of $2 thousand per month. The chairman of the audit committee receives an additional monthly retainer of $1 thousand. Effective January 1, 2013, each non-employee director is eligible to participate in a discretionary incentive award based on their annualized fees in the same quarterly percentage payout awarded under our employee profit sharing plan.

The following table presents a summary of all compensation paid by us to our directors for their service as such during the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash		Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
William H. Cameron	$2,000	(1)	—	—	4,207	—	—	6,207
Glen F. Hoffsis	24,000		—	—	7,973	—	—	31,973
Howard K. Landis III	24,000		—	—	7,973	—	—	31,973
David G. Lucht	—		—	—	—	—	—	—
James S. Mahan III	—		—	—	—	—	—	—
Miltom E. Petty	36,000	(2)	—	—	11,960	—	—	47,960
Jerald L. Pullins	24,000		—	—	7,973	—	121,000	152,973
Neil L. Underwood	—		—	—	—	—	—	—
William L. Williams III	—		—	—	—	—	—	—

(1)	Mr. Cameron joined the Board of Directors effective November 19, 2013.

(2)	Includes an additional monthly retainer of $1 thousand per month for service as chairman of the audit committee.

2008 Nonstatutory Stock Option Plan

At the 2008 annual meeting of shareholders, the shareholders approved the adoption of the Live Oak Banking Company 2008 Nonstatutory Stock Option Plan, or the 2008 Directors’ Plan.

Options granted under the 2008 Directors’ Plan do no not qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. The purpose of the 2008 Directors’ Plan is to encourage the continued participation of members of our board of directors, to align the interests of directors with those of shareholders and to facilitate the recruitment of new members of the Board of Directors as necessary or desirable.

The 2008 Directors’ Plan is administered by the board of directors. Members of the board of directors of the Company and members of the board of directors of its subsidiaries, including the Bank, are eligible to receive options under the 2008 Directors’ Plan at no cost to them other than the option exercise price. Any options granted under the 2008 Directors’ Plan are subject to a three-year vesting schedule, whereby 33% of the total options granted vest on each anniversary of the date of grant until all options are vested. Generally, the exercise price for options granted pursuant to the 2008 Directors’ Plan may not be less than 100% of the fair market value of the shares on the date of grant. No option will be exercisable more than ten years after the date that it is granted. The optionee cannot transfer or assign any option other than by will or in accordance with the laws of descent and distribution. In the event a director’s tenure as a member of the board of directors terminates for any reason, options granted under the 2008 Directors’ Plan, vested and unvested, will immediately terminate. In the event of an optionee’s retirement, any unvested options will vest and the options will continue to be exercisable for three months following retirement. In the event an optionee becomes disabled or dies, any unvested options will vest and the options will continue to be exercisable for twelve months following the date of disability or death.

In the event of increases, decreases or changes in the Company’s outstanding common stock resulting from a stock dividend, recapitalization, reclassification, stock split, combination or similar event, or resulting from an exchange of shares or merger or other reorganization in which the Bank is the surviving entity, the Board shall make equitable proportionate adjustments in the aggregate number and kind of shares available under the 2008 Directors’ Plan, the number and kind of shares which are covered by each then outstanding incentive stock option, and in the exercise price of each unexercised incentive stock option. Unless amended by the Board, the standard option grant agreement shall be binding upon any successor to the Company. However, except upon a

“change in control” (as defined in the option grant agreement), the 2008 Directors’ Plan and any options granted thereunder shall terminate upon the effective date of the Company’s dissolution or liquidation.

The Board may, from time to time, amend, modify, suspend, terminate or discontinue the 2008 Directors’ Plan without notice. However, no such action will adversely affect any optionee’s rights under any then outstanding stock option without such optionee’s prior written consent. In addition, approval of the Company’s shareholders is required for any modification or amendment of the 2008 Directors’ Plan that (a) increases the aggregate number of shares of common stock available for issuance under the 2008 Directors’ Plan, (b) changes the provisions of the 2008 Directors’ Plan with respect to the determination of persons to whom stock options may be granted, or (c) otherwise materially increases the benefits accruing to optionees under the 2008 Directors’ Plan. Consistent with the terms of the 2008 Directors’ Plan, the Board may modify any outstanding stock option pursuant to a written agreement with the optionee.

The 2008 Directors’ Plan was adopted by the board of directors of the Company in connection with the reorganization of the Bank into the holding company form of organization on March 31, 2009. Upon adoption of the 2008 Directors’ Plan by the Company, all outstanding options to purchase shares of the Bank were converted into options to purchase shares of the Company’s common stock.

A total of 125 thousand shares of the Company’s common stock are available for grant under the plan. In the event the outstanding shares of the Company’s common stock are increased, decreased, changed into or exchanged for a different number or kind of securities as a result of a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange, acquisition, combination, or reclassification, then appropriate proportionate adjustments will be made in the aggregate number or kind of shares of stock that may be issued under the plan.

Outside Director Profit Sharing Plan

Effective January 1, 2013, we adopted an outside director profit sharing plan. Eligible directors participate in a discretionary award based on their annual director fees in the same quarterly percentage payout awarded under our employee profit sharing plan.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Affiliates

The Company and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with certain of their current directors, nominees for director, executive officers and associates. The Bank has no outstanding loans to directors, executive officers or their related interests that are subject to Regulation O of the Board of Governors of the Federal Reserve System.

The Bank leases the premises of its former main office from Cameron Management. William H. Cameron, a member of our board of directors, is a principal of Cameron Management. The current lease for this facility has an initial term of one year with month-to-month renewals thereafter at the option of the parties. Total lease payments of $29,680 were paid to Cameron Management by the Bank under this lease during 2013. In the opinion of management, the terms of the lease are no less favorable to the Bank than would be available from an independent third party lessor and Mr. Cameron was not affiliated with the Company or the Bank when the lease was originally executed in 2013.

The Bank currently leases office space to nCino, pursuant to a lease signed in November 2013. nCino is an affiliate of the Company and the Bank. As of the date of this prospectus, the Company owned 37.06% of the outstanding common stock of nCino and directors, officers and employees of the Company owned an additional amount of approximately 15% of nCino’s outstanding common stock. In addition, Messrs. Mahan, Underwood and Lucht are members of the board of directors of nCino. In the opinion of management, the terms and conditions of nCino’s lease are no less favorable to the Bank than those that would be available to an independent third party lessee. nCino paid the Bank total lease payments of $12,820 during 2013.

The Bank is currently party to a software license agreement with nCino. In the opinion of management, the terms of the Bank’s software license agreement with nCino are no less favorable to the Bank than would be available from an independent third party software provider. Total software subscription payments of approximately $1 million were paid to nCino by the Bank during 2013. The Bank’s transactions with nCino comply with the quantitative and qualitative requirements of Sections 23A and 23B of the Federal Reserve Act, as amended, and Regulation W of the Board of Governors of the Federal Reserve System.

As of December 31, 2013, the Bank had invested an aggregate of $487,500 in Plexus Fund II and Plexus Fund III, each of which are qualifying small business investment funds managed by Plexus Capital, a registered small business investment company based in Raleigh, North Carolina. The Bank has committed to invest an additional $512,500 in Plexus Fund III, upon capital call. Mr. Landis is a principal of Plexus Capital.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                     , 2014, as adjusted to reflect the sale of common stock in this offering (assuming the underwriters do not exercise their option in full), for:

•	each of our named executive officers;

•	each of our directors;

•	all of our named executive officers and directors as a group;

•	each of our selling shareholders; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of                     , 2014, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The table below calculates the percentage of beneficial ownership of our common stock based on                  shares of common stock outstanding as of                     , 2014 and                  shares of common stock outstanding upon the closing of this offering.

The information in the table below with respect to each selling shareholder has been obtained from that selling shareholder. Based on information provided to us, none of the selling shareholders that is an affiliate of a broker-dealer purchased shares of our common stock outside the ordinary course of business or with, at the time of its acquisition of shares of our common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Live Oak Bancshares, Inc., 1741 Tiburon Drive, Wilmington, NC 28403.

	Shares Beneficially Owned Prior to this Offering		Shares Offered		Shares Beneficially Owned Prior to this Offering
Name	Number	%	Number	%	Number	%
Directors and named executive officers:
James S. Mahan III(1)	599,754	29.52
William L. Williams III(2)	122,431	6.03
Neil L. Underwood	115,001	5.66
David G. Lucht(3)	20,000	0.98
William H. Cameron	24,330	1.20
Glen F. Hoffsis	3,883	0.19
Howard K. Landis III	20,000	0.98
Miltom E. Petty	8,000	0.39
Jerald L. Pullins	17,500	0.86
All directors and executive officers as a group (9 persons)	930,899	45.82

	Shares Beneficially Owned Prior to this Offering		Shares Offered		Shares Beneficially Owned Prior to this Offering
Name	Number	%	Number	%	Number	%
Greater than 5% shareholders:
James S. Mahan III(1)	599,754	29.52
Maurice J. Koury	192,000	9.45
Bruce B. Cameron	124,069	6.11
William L. Williams III(2)	122,431	6.03
Neil L. Underwood	115,001	5.66

(1)	Includes 299,877 shares held by the James S. Mahan III Revocable Trust and 299,877 shares held by the Marguerite D. Mahan Revocable Trust

(2)	William L. Williams III has shared voting rights on 120,000 jointly-held shares and 65,000 shares are pledged as security for personal loans.

(3)	David G. Lucht has shared voting rights on 1,000 jointly-held shares.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our articles of incorporation and bylaws.

General

Our articles of incorporation authorize the issuance of 2,750,000 shares of common stock, no par value per share, of which there were 2,031,833 shares outstanding on December 31, 2013.

Upon completion of this offering (assuming the underwriters do not exercise their option in full), there will be                  shares of common stock outstanding. Up to an additional                  shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans.

Common Stock

Dividend Rights

As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to the Bank. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. See the section entitled “Supervision and Regulation” for more information.

Holders of shares of our common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of distributions to shareholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Voting Rights

Each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. Our shareholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption

Our common stock is not subject to redemption or any sinking fund and all outstanding shares are fully paid and non-assessable.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption

Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Authorized But Unissued Shares

North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects

General

The following is a summary of the material provisions of our articles of incorporation and bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the “articles of incorporation” and “bylaws” are to the articles of incorporation and bylaws of the Company in effect at the date of this prospectus.

Removal of Directors; Filling Vacancies

Our articles of incorporation provide that shareholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected.

Amendment of Bylaws

Subject to certain restrictions described below, either a majority of the board of directors or our shareholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, our shareholders may adopt, amend or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called only by our chairman, president or at the request of the board of directors.

Supermajority Vote for Change-in-Control

Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, approval by holders of at least two-thirds of the outstanding shares of our common stock is required to effect any agreement, plan or arrangement providing for a merger, consolidation, share exchange or any other transaction requiring approval of the shareholders. With approval of the board of directors, the approval by holders of a majority of our voting securities would be required to affect any such transaction.

Certain Provisions of North Carolina Law

Upon the completion of this offering, we will be subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of the company. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95.0% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20.0% of the voting shares of the company. The Control Share Acquisition Act provides that any person or party who acquires or makes a bona fide offer to acquire “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20.0%, 33.3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares at the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Acquisition Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our board of directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than 10.0% of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25.0% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10.0% of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Exchange Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of the company or the bank by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other factors, a 25.0% voting stock test or on the ability of the holding company otherwise to control the election of a majority of our board of directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

The Exchange Act requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within 10 days after its purchases exceed 5.0% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to materially alter the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

We have agreed to register our outstanding subordinated debt securities issued to the U.S. Treasury under the Small Business Lending Fund program under certain circumstances. Holders of our outstanding SBLF debt securities have no right to exchange or convert such securities into any other of the Company’s securities.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., Brentwood, New York.

Exchange Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “LOB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon completion of this offering, we expect to have                  shares of common stock outstanding (assuming the underwriters do not exercise their option in full). Of these shares, the                  shares of our common stock sold by us and the selling shareholders in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining                  outstanding shares, will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

Our executive officers and directors, certain executive officers and directors of Live Oak Bank, the selling shareholders, and certain other persons, who will own in the aggregate approximately                  shares of our common stock after this offering (assuming they do not purchase any shares in this offering), are expected to enter into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the closing of this offering. For additional information, see “Underwriting — Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon closing of this offering, we expect that approximately     % of our outstanding common stock will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately                  shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their over-allotment option, or the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our stock incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Registration Rights Agreement

We have agreed to register our outstanding subordinated debt securities issued to the U.S. Treasury under the Small Business Lending Fund program under certain circumstances. Holders of our outstanding SBLF debt securities have no right to exchange or convert such securities into any other of the Company’s securities.

SUPERVISION AND REGULATION

Bank holding companies and state commercial banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes and rules and regulations that affect or will affect the Company and Live Oak Bank. This summary contains what management believes to be the material information related to the supervision and regulation of the Company and Live Oak Bank but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses. Supervision, regulation and examination of the Company and Live Oak Bank by the regulatory agencies are intended primarily for the protection of depositors rather than shareholders of the Company and Live Oak Bank. We cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which the business of the Company and Live Oak Bank may be affected by a statute or regulation. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Federal Bank Holding Company Regulation and Structure

As a registered bank holding company, we are subject to regulation under the BHCA and to the supervision, examination and reporting requirements of the Federal Reserve System. Live Oak Bank has a North Carolina state charter and is subject to regulation, supervision and examination by the FDIC and the North Carolina Commissioner of Banks, or NCCOB.

The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

•	it may merge or consolidate with any other bank holding company.

The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act of 1977, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock will be registered under Section 12 of the Exchange Act following the conclusion of this offering. The regulations provide a procedure for challenging rebuttable presumptions of control.

The BHCA generally prohibits a bank holding company from engaging in activities other than banking; managing or controlling banks or other permissible subsidiaries; and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company’s insured depository institution subsidiaries are “well capitalized” and “well managed.” Additionally, the Community Reinvestment Act of 1977 rating of each subsidiary bank must be satisfactory or better. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company. We have not filed an election to become a financial holding company.

Under Federal Reserve policy and as has been recently codified by the Dodd-Frank Act, the Company is expected to act as a source of financial strength for Live Oak Bank and to commit resources to support Live Oak Bank. This support may be required at times when we might not be inclined to provide it or it might not be in our best interests or the best interests of our shareholders. In addition, any capital loans made by the Company to Live Oak Bank will be repaid only after its deposits and various other obligations are repaid in full.

Live Oak Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by state and federal bank regulatory agencies. The FDIC and the NCCOB regularly examine the operations of Live Oak Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Bank Merger Act

Section 18(c) of the Federal Deposit Insurance Act, popularly known as the “Bank Merger Act,” requires the prior written approval of appropriate federal bank regulatory agencies before any bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state nonmember bank.

The Bank Merger Act prohibits the applicable federal bank regulatory agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the applicable federal bank regulatory agency from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the applicable federal bank regulatory agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the applicable federal bank regulatory agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

State Law

Live Oak Bank is subject to extensive supervision and regulation by the NCCOB. The NCCOB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCOB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the NCCOB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCCOB regulates mergers and consolidations of state-chartered banks, capital requirements for banks, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

The NCCOB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties. The NCCOB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.

On October 1, 2012, the North Carolina Banking Law Modernization Act became effective and many of the state banking laws to which Live Oak Bank is subject were amended. Under the revised banking laws, the NCCOB continues to enforce specific requirements for bank capital, the payment of dividends, loans to officers and directors, record keeping, and types and amounts of loans and investments made by commercial banks. It is not possible to predict fully the future effects that this legislation may have on the business and earnings of Live Oak Bank.

Payment of Dividends and Other Restrictions

The Company is a legal entity separate and distinct from the Bank. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for the Company is dividends from the Bank. The relevant federal and state regulatory agencies have authority to prohibit a state bank or bank holding company, which would include the Company and the Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business.

North Carolina commercial banks, such as Live Oak Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Specifically, an insured depository institution, such as Live Oak Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past four quarters is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if any of the holding company’s bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Capital Adequacy

The Company must comply with the Federal Reserve’s established capital adequacy standards, and Live Oak Bank is required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items. The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves.

At December 31, 2013, Live Oak Bank’s total risk-based capital ratio and its Tier 1 risk-based capital ratio were 15.95% and 15.09%, respectively. Live Oak Bank has not been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a minimum leverage ratio of 4%. The Company’s ratio at December 31, 2013 was 10.30% compared to 8.39% at December 31, 2012. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indications of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised us of any additional specific minimum leverage ratio or tangible Tier 1 Capital leverage ratio applicable to the Company.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act, or FDI Act, requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not “well capitalized”;

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3% or a leverage ratio of less than 3%; and

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 2013, Live Oak Bank had capital levels that qualify as “well capitalized” under such regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is also subject to certain limitations relating to brokered deposits.

The regulatory capital framework under which the Company and Live Oak Bank operate is expected to change in significant respects as a result of the Dodd-Frank Act, which was enacted in July 2010, and other regulations, including the separate regulatory capital requirements put forth by the Basel Committee on Banking Supervision, commonly known “Basel III.” Currently, the Company and Live Oak Bank are governed by a set of capital rules that the Federal Reserve and the FDIC have had in place since 1988, with some subsequent amendments and revisions.

On July 2, 2013, the Federal Reserve approved a final rule that establishes an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rule implements in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act.

The major provisions of the new rule applicable to us are:

•	The new rule implements higher minimum capital requirements, includes a new common equity Tier1 capital requirement, and establishes criteria that instruments must meet in order to be considered common equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital. These enhancements will both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The new minimum capital to risk-weighted assets (RWA) requirements are a common equity Tier 1 capital ratio of 4.5 percent and a Tier 1 capital ratio of 6.0 percent, which is an increase from 4.0 percent, and a total capital ratio that remains at 8.0 percent. The minimum leverage ratio (Tier 1 capital to total assets) is 4.0 percent. The new rule maintains the general structure of the current prompt corrective action, or PCA, framework while incorporating these increased minimum requirements.

•	The new rule improves the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments such as trust preferred securities in Tier 1 capital going forward, and new constraints on the inclusion of minority interests, mortgage-servicing assets (MSAs), deferred tax assets (DTAs), and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

•	Under the new rule, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016. A banking organization with a buffer greater than 2.5 percent would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5 percent would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter. When the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.

•	The new rule also increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

On July 9, 2013, the FDIC confirmed that it would join in the Basel III standards and, on September 10, 2013, issued an “interim final rule” applicable to Live Oak Bank that is identical in substance to the final rules issued by the Federal Reserve described above. Live Oak Bank is required to comply with the interim final rule on January 1, 2015.

Compliance by the Company and Live Oak Bank with these new capital requirements will likely affect their respective operations. However, the extent of that impact cannot be known until there is greater clarity regarding the specific requirements applicable to them. While the Dodd-Frank Act was enacted in 2010, many of its provisions will require additional implementing rules before becoming effective, and the proposed federal banking agency regulations implementing the Basel III standards, while recently promulgated, have not been implemented.

The Volcker Rule

Under provisions of the Dodd-Frank Act referred to as the “Volcker Rule,” certain limitations are placed on the ability of bank holding companies and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities. The Volcker Rule becomes fully effective in July 2015. The Volcker Rule is not expected to have a material impact on us.

Acquisitions

We must comply with numerous laws related to any potential acquisition activity. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. The acquisition of non-banking companies is also regulated by the Federal Reserve. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law. Additionally, since passage of the Dodd-Frank Act, a bank is now permitted to open a de novo branch in any state if that state would permit a bank organized in that state to open a branch.

FDIC Insurance Assessments

The assessment rate paid by each DIF member institution is based on its relative risks of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Live Oak Bank’s insurance assessments during 2013 and 2012 were $263 thousand and $202 thousand, respectively. Because of the growing number of bank failures and costs to the DIF, the FDIC required a special assessment during 2009 totaling $3.1 million and further required that Live Oak Bank prepay the assessments that would normally have been paid during 2010 – 2012. The prepaid balance was depleted in fiscal 2012. An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Dodd-Frank Act expands the base for FDIC insurance assessments, requiring that assessments be based on the average consolidated total assets less tangible equity capital of a financial institution. On February 7, 2011, the FDIC approved a final rule to implement the foregoing provision of the Dodd-Frank Act. Among other things, the final rule revises the assessment rate schedule to provide assessments ranging from 5 to 35 basis points, with the initial assessment rates subject to adjustments which could increase or decrease the total base assessment rates. The FDIC has three possible adjustments to an institution’s initial base assessment rate: (1) a decrease of up to five basis points (or 50% of the initial base assessment rate) for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt; (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment; and (3) for institutions not well rated and well capitalized, an increase not to exceed 10 basis points for brokered deposits in excess of 10 percent of domestic deposits.

Each of these changes may increase the rate of FDIC insurance assessments to maintain or replenish the DIF. This could, in turn, raise our future deposit insurance assessment costs. On the other hand, the law changes the deposit insurance assessment base so that it will generally be equal to consolidated assets less tangible equity. This change of the assessment base from an emphasis on deposits to an emphasis on assets is generally considered likely to cause larger banking organizations to pay a disproportionately higher portion of future deposit insurance assessments, which may, correspondingly, lower the level of deposit insurance assessments that smaller commercial banks such as Live Oak Bank may otherwise have to pay in the future. While it is likely that the new law will increase our future deposit insurance assessment costs, the specific amount by which the new law’s combined changes will affect our deposit insurance assessment costs is hard to predict, particularly because the new law gives the FDIC enhanced discretion to set assessment rate levels.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation, or the FICO. The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2013 ranged from .0000160 basis points in the first quarter to .0000155 basis points in the fourth quarter per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution’s written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports must be made available to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination. Live Oak Bank operates under an approved CRA strategic plan and received an “Outstanding” rating in its last CRA examination, which was conducted as of April 15, 2013.

Additional Legislative and Regulatory Matters

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

Sarbanes-Oxley mandates for public companies, such as the Company following this offering, a variety of reforms intended to address corporate and accounting fraud and provides for the establishment of the PCAOB, which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement, and increases the oversight and authority of audit committees of publicly traded companies.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the significant portion of a bank’s earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on our business and results of operations cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our future operations. Banking legislation and regulations may limit our growth and the return to their investors by restricting certain of our activities.

In addition, capital requirements could be changed and have the effect of restricting the activities of the Company or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our business and results of operations.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans. Live Oak Bank’s respective loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank’s concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital; or

•	total CRE loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased over 50% or more.

As of December 31, 2013, our C&D concentration as a percentage of capital totaled 17.6% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 70.7%.

Limitations on Incentive Compensation

In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In connection with the proposed guidance, the Federal Reserve announced that it would review incentive compensation arrangements of bank holding companies such as the Company as part of the regular, risk-focused supervisory process.

In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined by the FDIC, and the Office of the Comptroller of the Currency. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Federal Reserve’s monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on our business and earnings cannot be predicted.

Evolving Legislation and Regulatory Action

In 2009, many emergency government programs enacted in 2008 in response to the financial crisis and the recession slowed or wound down, and global regulatory and legislative focus has generally moved to a second phase of broader regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Act was signed into law in 2010 and implements many new changes in the way financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. Pursuant to the Dodd-Frank Act the Financial Stability Oversight Council, or the FSOC, was created and is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. Under the Dodd-Frank Act the CFPB was also created as a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that those such markets are fair, transparent and competitive.

New laws or regulations or changes to existing laws and regulations, including changes in interpretation or enforcement, could materially adversely affect our financial condition or results of operations. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. As a result, the overall financial impact on the Company and Live Oak Bank cannot be anticipated at this time.

Small Business Lending Fund

The Small Business Jobs and Credit Act of 2010 created the Small Business Lending Fund to invest capital into community banking organizations. Through the fund, the U.S. Treasury invested in financial institutions through the purchase of senior preferred stock or indebtedness. The U.S. Treasury could invest up to 5% of risk-weighted assets for financial institutions with $1 billion of total assets or less as of December 31, 2009, or up to 3% of risk-weighted assets for financial institutions with more than $1 billion, but less than $10 billion, in total assets on that date.

The starting point for interest rates on long term indebtedness issued by participants to the U.S. Treasury is 7.7% for S corporations. Financial institutions could “buy down” the rate to as low as 1.5% by increasing the level of small business loans. The increase will be measured based on the increase over a “baseline level,” which is generally the average amount of small business lending reported by that institution in its call report for the four full quarters immediately preceding the date of enactment of the Small Business Jobs and Credit Act, less (a) net loan charge-offs with respect to small business lending, and (b) gains realized from mergers, acquisitions or purchases of loans after origination. For every 2.5% by which the amount of small business lending has increased, the dividend or interest rate on senior preferred stock is reduced. If, however, small business lending has remained the same or decreased relative to the baseline level in the eighth quarter, the rate the participant would pay would increase to 10.8% beginning in the tenth quarter and continuing until the end of the four-and-a-half year period from initial funding. After the four-and-a-half-year period from initial funding, the rate will increase to 13.8% until the long term debt issued to the U.S. Treasury is redeemed.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences applicable to “U.S. holders” (as defined below) with respect to the purchase, ownership and disposition of our common stock. This summary is limited to investors who will hold our common stock as a capital asset and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. In addition, this summary does not address any state, local or non-U.S. tax consequences or tax consequences applicable to any holders of common stock that are not U.S. holders.

This discussion does not address the tax consequences to investors who are subject to special tax rules, including:

•	banks and other financial institutions;

•	insurance companies;

•	governments and governmental entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	thrift institutions;

•	a person who purchases or sells our common stock as part of a wash sale for tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	persons whose functional currency is not the U.S. dollar;

•	persons who are subject to alternative minimum tax;

•	persons who acquired their shares of our commons stock through the exercise of an employee stock option or otherwise as compensation; and

•	partnerships and other pass-through entities.

These investors may be subject to tax rules that differ significantly from those summarized below.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of our common stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is based upon current provisions of the Code, U.S. Treasury regulations promulgated under the Code and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of our common stock.

U.S. Holders

Distributions on Our Common Stock

In general, if distributions are made with respect to our common stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in our common stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “U.S. Holders — Sale or Redemption of Our Common Stock.”

Under current law, distributions paid to a U.S. holder that is an individual or other non-corporate holder of our common stock will generally be subject to a reduced maximum federal income tax rate, to the extent such distributions are treated as dividends and are treated as “qualified dividend income” for U.S. federal income tax purposes. The maximum tax rates for qualified dividend income are based on such U.S. holder’s level of overall taxable income for the year, and the applicable thresholds are adjusted annually for inflation.

Qualified dividend income will be subject to a maximum rate of 20% to the extent such a U.S. holder’s taxable income exceeds the threshold for the highest marginal income tax bracket, which for 2014 is $457,600 for joint filers or surviving spouses, $432,200 for heads of household, $406,750 for single filers, and $228,800 for married taxpayers filing separately. A zero percent income tax rate will apply to qualified dividend income to the extent such a U.S. holder’s taxable income, exclusive of qualified dividend income, is less than other applicable thresholds, which for 2014 are $73,800 for joint filers or surviving spouses, $49,400 for heads of household, $36,900 for single filers, and $36,900 for married taxpayers filing separately. All other qualified dividend income for such a U.S. holder will be subject to a maximum tax rate of 15%.

The rate reduction does not apply to dividends that are paid to individual shareholders with respect to common stock that is held for 60 days or less during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. In addition, see “Medicare Tax on Unearned Income” below for the possible application of an additional 3.8% Medicare tax on certain dividends and other “net investment income.”

Dividends received by corporate holders of our common stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code. Under Code Section 1059, a corporate holder that has held shares for two years or less before the dividend announcement date generally must reduce the income tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s income tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. Individual holders of our common stock who receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such common stock as long-term capital losses to the extent of such dividends. We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on qualified dividends described above, U.S. holders may not count towards their holding period any period in which they (i) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of our common stock, or substantially identical stock or securities, (ii) are the grantor of an option to buy our common stock, or substantially identical stock or securities or (iii) otherwise have diminished their risk of loss on our common stock by holding one or more other positions with respect to substantially similar or related property. The U.S. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is, for example, the beneficiary of a guarantee, surety agreement or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock.

In addition, the Code disallows the dividends received deduction as well as the reduced maximum tax rate on qualified dividend income if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders are advised to consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Sale or Redemption of Our Common Stock

On the sale, exchange, or other disposition of our common stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the sale (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above under “U.S. Holders – Distributions” on our common stock,” to U.S. holders of record who have not previously included such dividends in income) and (ii) your adjusted income tax basis in the common stock. Any such capital gain or loss will constitute long-term capital gain or loss if you have held (or are treated as having held) your common stock for more than one year as of the date of the sale or exchange.

Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a reduced maximum tax rate of 20%, 15% or 0% depending upon the taxable income level of such U.S. holder. The applicable income threshold and applicable maximum rates for long-term capital gain are the same as apply to qualified dividend income of an individual holder and are set forth above under “Distributions of our Common Stock.” The deduction of capital losses is subject to limitations. See “Medicare Tax on Unearned Income” below for the possible application of an additional Medicare tax on certain “net investment income.” We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, a U.S holder that is an individual, an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% Medicare tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be $250,000 for joint filers or surviving spouses, $125,000 for married taxpayers filing separately, and $200,000 for other individuals). A U.S. holder’s net investment income will generally include the dividend income and any net gains from the disposition of our common stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding

Information reporting will generally apply to non-corporate U.S. holders with respect to payments of dividends on our common stock and to certain payments of proceeds on the sale or other disposition of our common stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding on payments of dividends on our common stock and certain payments of proceeds on the sale or other disposition of our common stock unless the beneficial owner of our common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. The applicable rate for backup withholder is based on the individual income tax rates and for 2014 will be 28% of applicable proceeds.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY. IT DOES NOT ADDRESS ALL ASPECTS OR DETAILS OF FEDERAL TAXATION THAT MIGHT BE RELEVANT OR MATERIAL TO INVESTORS IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK. THIS TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS SPECIFIC STATE, LOCAL, FOREIGN OR OTHER TAX LAWS. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF INVESTING IN OUR COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholders and Keefe, Bruyette & Woods, Inc., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of shares of our common stock indicated in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
SunTrust Robinson Humphrey, Inc.
Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the listing of our common stock on NASDAQ.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional                      shares, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds to us (before expenses)
Proceeds to selling shareholders, before expenses

We and the selling shareholders estimate the expenses of this offering, not including the underwriting discounts, to be $         million and are payable by us. We have agreed to reimburse the underwriters up to $[            ] for certain of their offering expenses, including their FINRA counsel fee. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to                  additional shares of our common stock, at the public offering price less underwriting discounts, to cover over-allotments. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

We, our executive officers and directors, certain executive officers and directors of Live Oak Bank, the selling shareholders and certain other persons are expected to enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement in connection therewith under the Securities Act; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. The representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling shareholders, and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

Exchange Quotation

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol “LOB.”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our common stock. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities, and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and its exhibits, schedules, and amendments.

After we have completed this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above or via our website at www.liveoakbank.com. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Covington & Burling LLP, Washington, DC, is acting as counsel for the underwriters in this offering.

EXPERTS

Our consolidated financial statements have been included in this prospectus and in the registration statement in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Live Oak Bancshares, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors

Live Oak Bancshares, Inc.

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Live Oak Bancshares, Inc. (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Live Oak Bancshares, Inc. as of December 31, 2013, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Greenville, North Carolina

March 5, 2014

Live Oak Bancshares, Inc.

Consolidated Balance Sheets

December 31, 2013, 2012 and 2011

	Proforma December 31, 2013	December 31,
		2013	2012	2011
	(Unaudited) (Note 1)	(In thousands)
Assets
Cash and due from banks	$31,244	$37,244	$44,173	$27,536
Investment securities available-for-sale	19,446	19,446	15,416	16,842
Loans held for sale	159,438	159,438	145,183	111,877
Loans held for investment	141,349	141,349	92,669	85,721
Allowance for loan losses	(2,723)	(2,723)	(5,108)	(4,617)

Net loans	138,626	138,626	87,561	81,104
Premises and equipment, net	25,036	25,036	18,951	5,464
Foreclosed assets	341	341	232	—
Servicing assets	29,053	29,053	24,220	18,731
Investments in non-consolidated affiliates	142	11,467	—	—
Other assets	9,704	9,704	6,732	4,603

Total assets	$413,030	$430,355	$342,468	$266,157

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Noninterest-bearing	$13,022	$13,022	$2,479	$5,589
Interest-bearing	343,598	343,598	284,195	216,574

Total deposits	356,620	356,620	286,674	222,163
Long term borrowings	5,525	12,325	12,205	8,659
Other liabilities	10,600	9,415	10,668	7,752

Total liabilities	372,745	378,360	309,547	238,574

Redeemable equity securities	3,605	3,605	1,161	—
Shareholders’ equity
Non-cumulative perpetual preferred stock (Series A), 6,800 shares authorized, issued and outstanding	6,800	—	—	—
Common stock, no par value, 2,750,000 shares
Authorized, 2,031,833, 2,027,495 and 1,883,541 shares issued and outstanding, respectively	18,319	18,319	20,535	19,696
Retained earnings	11,752	30,262	11,980	7,384
Accumulated other comprehensive income (loss)	(191)	(191)	542	503

Total shareholders’ equity, attributed to Live Oak Bancshares, Inc.	36,680	48,390	33,057	27,583

Noncontrolling interest	—	—	(1,297)	—

Total equity	36,680	48,390	31,760	27,583

Total liabilities and shareholders’ equity	$413,030	$430,355	$342,468	$266,157

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.

Consolidated Statements of Income

For the years ended December 31, 2013, 2012 and 2011

	December 31,
	2013	2012	2011
	(In thousands, except per share data)
Interest income
Loans and fees on loans	$14,481	$11,178	$8,262
Investment securities, taxable	391	467	415
Other interest earning assets	430	80	67

Total interest income	15,302	11,725	8,744

Interest expense
Deposits	3,947	2,975	2,507
Borrowings	574	653	230

Total interest expense	4,521	3,628	2,737

Net interest income	10,781	8,097	6,007
Provision for (recovery of) loan losses	(858)	2,110	2,855

Net interest income after provision for loan losses	11,639	5,987	3,152

Noninterest income
Loan servicing revenue and revaluation	7,926	8,346	9,512
Net gains on sales of loans	38,225	33,535	22,612
Gain on deconsolidation of subsidiary	12,212	—	—
Equity in income (loss) of non-consolidated affiliates	(2,756)	—	—
Gain on sale of sale of securities available for sale	11	—	—
Other noninterest income	849	599	3

Total noninterest income	56,467	42,480	32,127

Noninterest expense
Salaries and employee benefits	20,766	17,968	10,633
Travel expense	4,458	3,115	2,558
Professional services expense	2,237	2,580	1,206
Advertising and marketing expense	2,316	2,181	2,279
Occupancy expense	1,678	679	638
Data processing expense	1,749	1,420	284
Equipment expense	1,042	738	201
Other expense	5,918	4,988	3,168

Total noninterest expense	40,164	33,669	20,967

Net income	27,942	14,798	14,312
Net loss attributable to noncontrolling interest	120	1,297	—

Net income attributable to Live Oak Bancshares, Inc.	$28,062	$16,095	$14,312

Basic earnings per share	$13.79	$8.27	$8.15

Diluted earnings per share	$13.73	$7.99	$6.97

Pro Forma: (unaudited):
Income tax expense	$10,804	$6,196	$5,510

Net income	$17,258	$9,899	$8,802

Basic earnings per share	$8.48	$5.08	$5.01

Diluted earnings per share	$8.44	$4.92	$4.29

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

	December 31,
	2013	2012	2011
	(In thousands)
Net income	$27,942	$14,798	$14,312
Other comprehensive income (loss):
Net unrealized loss on investment securities arising during the period	(722)	39	196
Reclassification adjustment for gain on sale of securities available for sale included in noninterest income	(11)	—	—

Total	(733)	39	196
Total comprehensive income	$27,209	$14,837	$14,508

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2013, 2012 and 2011

	Common stock			Retained earnings	Accumulated other comprehensive income	Non- controlling interest	Total equity
	Shares
	Class A	Class B	Amount
	(In thousands)
Balance at December 31, 2010	141,733	1,417,527	$14,153	$2,702	$307	$—	$17,162

Net income	—	—	—	14,312	—		14,312
Other comprehensive income	—	—	—	—	196	—	196
Sales of common stock	5,101	51,020	892	—	—	—	892
Conversion of convertible debt to common stock	23,674	236,868	4,200	—	—	—	4,200
Employee stock purchase program	675	6,943	107	—	—	—	107
Stock option based compensation expense	—	—	94	—	—	—	94
Restricted stock expense	—	—	250	—	—	—	250
Dividends (distributions to shareholders)	—	—	—	(9,630)	—	—	(9,630)

Balance at December 31, 2011	171,183	1,712,358	19,696	7,384	503	—	27,583

Net income (loss)	—	—	—	16,095	—	(1,297)	14,798
Other comprehensive income	—	—	—	—	39	—	39
Sales of common stock	2,379	23,818	588	—	—	—	588
Stock option exercise	9,450	94,550	792	—	—	—	792
Employee stock purchase program	1,227	12,530	289	—	—	—	289
Reclass to redeemable equity securities	—	—	(1,161)	—	—	—	(1,161)
Stock option based compensation expense	—	—	81	—	—	—	81
Restricted stock expense	—		250	—	—	—	250
Dividends (distributions to shareholders)	—	—	—	(11,499)	—	—	(11,499)

Balance at December 31, 2012	184,239	1,843,256	20,535	11,980	542	(1,297)	31,760

Net income (loss)	—	—	—	28,062	—	(120)	27,942
Other comprehensive loss	—	—	—	—	(733)	—	(733)
Repurchase of common stock	(1,348)	(13,486)	(444)	—	—		(444)
Stock option exercise	456	4,544	100	—	—	—	100
Issuance of common stock on acquisition	454	4,546	150	—	—	—	150
Employee stock purchase program	810	8,362	234	—	—	—	234
Reclass to redeemable equity securities	—	—	(2,444)	—	—	—	(2,444)
Reclassification of all stock to single class	1,847,222	(1,847,222)	—	—	—	—	—
Deconsolidation of subsidiary	—	—	—	—	—	1,417	1,417
Stock option based compensation expense	—	—	38	—	—	—	38
Restricted stock expense	—		150	—	—	—	150
Dividends (distributions to shareholders)	—	—	—	(9,780)	—	—	(9,780)

Balance at December 31, 2013	2,031,833	—	$18,319	$30,262	$(191)	$—	$48,390

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

	December 31,
	2013	2012	2011
	(In thousands)
Cash flows from operating activities
Net income	$27,942	$14,798	$14,312
Adjustments to reconcile net income to net cash provided (used) by operations:
Depreciation and amortization	1,459	673	331
Provision for (recovery of) loan losses	(858)	2,110	2,855
Amortization of premium on securities, net of accretion	120	99	43
Amortization (accretion) of discount on unguaranteed loans	1,410	(136)	465
Originations of loans held for sale	(315,372)	(276,447)	(248,039)
Proceeds from sales of loans held for sale	339,342	276,676	238,442
Net gains (loss) on sale of foreclosed assets	(37)	1	(112)
Net increase in servicing assets	(4,833)	(5,489)	(3,481)
Net gains on sale of loans held for sale	(38,225)	(33,535)	(22,612)
Gain on sale of securities available-for-sale	(11)	—	—
Net loss on sale of premises and equipment	152	31	3
Stock option based compensation expense	38	81	94
Restricted stock expense	150	250	250
Gain on deconsolidation of subsidiary	(12,212)	—	—
Equity in loss of non-consolidated affiliates	2,756	—	—
Non-cash basis recovery in deconsolidation of subsidiary	3,976	—	—
Changes in assets and liabilities:
Accounts receivable and other assets	(2,077)	(843)	3,203
Accrued expenses and other liabilities	711	3,727	3,322

Net cash provided (used) by operating activities	4,431	(18,004)	(10,924)

Cash flows from investing activities
Purchases of securities available-for-sale	(11,858)	(1,773)	(13,398)
Proceeds from maturities, calls, and principal paydown of securities available-for-sale	6,986	3,139	2,842
Proceeds from sale of foreclosed assets	622	1,010	702
Capital investments in non-consolidated affiliates	(4,570)	—	—
Net increase in loans held for investment	(52,743)	(10,960)	(29,314)
Proceeds from sale of premises and equipment	30	—	—
Purchases of premises and equipment	(7,726)	(14,191)	(5,201)

Net cash used in investing activities	(69,259)	(22,775)	(44,369)

Cash flows from financing activities
Net increase in deposits	69,946	64,511	54,199
Proceeds from long term borrowings	—	3,623	8,659
Repayment of long term borrowings	(130)	(77)	—
Stock option exercise	100	792	—
Sale of common stock	—	588	892
Repurchase of common stock	(444)	—	—
Employee stock purchase program	234	289	107
Shareholder dividend distributions	(11,807)	(12,310)	(7,005)

Net cash provided by financing activities	57,899	57,416	56,852

Net increase (decrease) in cash and cash equivalents	(6,929)	16,637	1,559
Cash and cash equivalents, beginning	44,173	27,536	25,977

Cash and cash equivalents, ending	$37,244	$44,173	$27,536

Supplemental disclosure of cash flow information
Interest paid	$4,525	$3,630	$2,735
Supplemental disclosures of noncash operating, investing, and financing activities
Unrealized holding gains on available-for-sale securities	$(733)	$39	$196
Conversion of convertible subordinated debt into common stock	—	—	4,200
Transfers from loans to foreclosed real estate and other repossessions	1,273	2,529	867
Transfers from foreclosed real estate to SBA receivable	432	1,286	600
Loans to facilitate the sale of foreclosed assets	147	—	—
Issuance of common stock on acquisition	150	—	—
Transfers of loans accounted for as secured borrowings	—	—	(54,205)
Dividends declared but not paid	—	2,027	2,838

See Notes to Consolidated Financial Statements

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Live Oak Banking Company (the “Bank”) was organized and incorporated under the laws of the State of North Carolina and commenced operations on May 12, 2008. In the first quarter of 2009, Live Oak Bancshares (the “Company”) was formed to acquire all the outstanding shares of Live Oak Bank. The Bank is headquartered in the city of Wilmington, North Carolina and has a sales office in Atlanta, Georgia. The Bank specializes in providing lending services to small businesses nationwide in targeted industries. The Bank identifies and grows within credit-worthy industries through expertise within those industries. A significant portion of the loans originated by the Bank are guaranteed by the Small Business Administration (“SBA”) under the 7(a) program. The guaranteed portion of the loan is available for sale in the secondary market. The Bank routinely engages in the sale of participating interests of the unguaranteed portion. As a state chartered bank, the Bank is subject to regulation by the State of North Carolina Banking Commission and the Federal Deposit Insurance Corporation.

In 2010, the Bank formed Live Oak Number One, Inc. to hold properties foreclosed on by the Bank. Live Oak Number One is a wholly-owned subsidiary.

During 2011, the Company formed Independence Aviation, LLC, a wholly-owned subsidiary, for the purpose of purchasing an aircraft to be used for business purposes by the Company.

In January 2012, the Company formed nCino, LLC (“nCino”) to further develop and sell cloud-based banking software that was built off of the Force.com platform and transformed into a bank operating system used to streamline the lending process of financial institutions. In 2012 nCino was a majority-owned subsidiary of the Company. In 2013 the Company’s ownership changed such that nCino became a minority-owned subsidiary of the Company. In December 2013 the legal structure of nCino converted from an LLC to a corporation. At year-end 2013, the Company owned 45.94% of nCino.

In September 2013, the Company acquired Government Loan Solutions (“GLS”) as a wholly-owned subsidiary. GLS is a management and technology consulting firm that advises, and offers solutions and services to participants in the government guaranteed lending sector. GLS, which was founded in 2006, primarily provides services in connection with the settlement, accounting, and securitization processes for government guaranteed loans, including loans originated under the SBA 7(a) loan programs and USDA loans. The Company accounted for the transaction as a business combination under the acquisition method of accounting, and as such the assets acquired and liabilities assumed in the transaction were recorded at their respective fair values as of the acquisition date. The purchase price was $150 thousand comprised of common stock of the Company. The allocation of the purchase price resulted in tangible assets of $35 thousand, a book of business and business model valued at $155 thousand, goodwill of $272 thousand and liabilities of $314 thousand.

In December 2013, the Company jointly formed 504 Fund Advisors, LLC (“504 Fund”) with Pennant Management, Inc. (“Pennant Management”). 504 Fund is a 50% owned investment established for the purpose of underwriting and managing SBA 504 loans held by The Pennant 504 Fund (“Pennant 504”). The portfolio managers of Pennant 504 are employees of GLS and an outside owner/manager of the 504 Fund. The Company’s wholly owned subsidiaries, Live Oak Bank and GLS, provide various advisory and human resource services to Pennant 504, for which both are reimbursed. The services provided to Pennant 504 do not result in either the Bank or GLS having the ability to directly influence management operations or decisions that directly impact the financial standing of the Company or its subsidiaries. Pennant Management serves as 504 Fund’s investment advisor and has voting authority with respect to 100% of the value of its outstanding interests. Accordingly, the

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Company’s investment in the 504 Fund is accounted for under the equity method. The Company’s 2013 investment in the 504 Fund was $250 thousand.

See Note 3 for further disclosures related to investments in non-consolidated affiliates.

Basis of Presentation

All information in the Notes to Consolidated Financial Statements has been presented in thousands, except percentage, time period, stock option, share and per share data. The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. The following is a description of the significant accounting and reporting policies the Company follows in preparing and presenting its consolidated financial statements.

Consolidation Policy

The consolidated financial statements include the financial statements of the Company and wholly-owned subsidiaries of Live Oak Banking Company, Live Oak Number One, Independence Aviation and GLS. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. If an entity is not a variable interest entity, the Company also evaluates arrangements in which there is a general partner or managing member to determine whether consolidation is appropriate.

Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than or equal to 50%, are accounted for under the equity method. For these investments, the Company records its investment in non-consolidated affiliates and the portion of income or loss in equity in income of non-consolidated affiliates. The Company periodically evaluates these investments for impairment.

On January 28, 2013, the Company’s ownership in nCino declined by 21.54%, from 64.36% to 42.82%. This decrease in ownership and related influence occurred as a result of nCino selling additional equity to outside investors for $7.5 million. As a result, the Company deconsolidated nCino, accounting for its remaining 42.82% investment using the equity method. The gain on the deconsolidation of nCino holdings was $12.2 million, which arose from the combination of a gain of $9.7 million related to the remeasurement of the retained investment in nCino at fair value and $2.5 million related to the recovery of negative net assets in the investee at the date of transfer. The fair value of the investment is a Level 3 measurement (see Note 9) based upon the consideration paid by outside investors for a 33.5% ownership interest in nCino. The Company’s investment in nCino is accounted for as an equity method investment. The Company’s carrying value of its investment in nCino was $11.3 million as of December 31, 2013.

The Company will continue to be one of nCino’s customers; however, the power to direct the joint venture’s most significant activities is now controlled by outside investors.

Business Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

assessing performance. Management has determined that the Company has one significant operating segment, which is providing lending services to small businesses nationwide in specific industries. In determining the appropriateness of segment definition, the Company considers the materiality of a potential segment, the components of the business about which financial information is available and regularly evaluates relative to resource allocation and performance assessment.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and, valuations of servicing assets.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

To comply with banking regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $11.9 million, $9.9 million and $7.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, are classified as “available-for-sale” and recorded at fair value. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income. The Company’s entire portfolio for the periods presented is available-for-sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. At each reporting date, the Company evaluates each investment security in a loss position for other than temporary impairment (“OTTI”). The Company evaluates declines in market value below cost for debt securities by assessing the likelihood of selling the security prior to recovering its cost basis. If the Company intends to sell the debt security or it is more-likely-than-not that the Company will be required to sell the debt security prior to recovering its cost basis, the Company will write down the security to fair value with the full charge recorded in earnings. If the Company does not intend to sell the debt security and it is not more-likely-than-not that the Company will be required to sell the debt security prior to recovery, the security will not be considered other-than-temporarily impaired unless there are credit losses associated with the security. In that case: (1) where credit losses exist, the portion of the impairment related to those credit losses should be recognized in earnings; (2) any remaining difference between the fair value and the cost basis should be recognized as part of other comprehensive income. For equity securities, any other-than-temporary impairment is recognized with the full charge recorded in earnings. To determine whether an impairment of equity securities is OTTI, the Company considers whether it has the ability and intent to hold the investment until there is a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

In determining whether OTTI exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale

Management designates loans as held for sale based on its intent to sell guaranteed portions in the SBA Secondary Market and unguaranteed portions to participant banks and credit unions. Salability requirements of the guaranteed portion include, but are not limited to, full disbursement of the loan commitment amount. Loans originated and intended for sale are carried at the lower of cost or estimated fair value. The cost basis of loans held for sale includes the deferral of loan origination fees and costs. Deferred fees and costs are accreted and amortized for loans classified held for sale until the sale occurs. At loan settlement, the pro-rata portion, based on the percent of the total loan sold, of the remaining deferred fees and costs are recognized as an adjustment to the gain on sale.

As part of our management of the loans held in our portfolio, we will occasionally transfer loans from held for investment to held for sale. Upon transfer, any associated allowance for loan and lease loss is charged off and the carrying value of the loans is adjusted to the estimated fair value. The loans are subsequently accounted for at the lower of cost or fair value, with valuation changes recorded in other non-interest income. Gains or losses on the sale of these loans are also recorded in non-interest income. In certain circumstances, loans designated as held for sale may later be transferred back to the loan portfolio based upon our intent and ability to hold the loans for the foreseeable future. We transfer these loans to loans held for investment at the lower of cost or fair value.

In accordance with SBA regulation, the Bank is required to retain 10% of the principal balance of any SBA 7(a) loan comprised of unguaranteed dollars. With written consent from the SBA, the Bank may sell down to a 5% exposure comprised of unguaranteed dollars. During 2012, the SBA approved the Bank to sell to the 5% retention level participating interests of the unguaranteed portion of loans originated on or before June 30, 2012 that have been fully funded for a period of eighteen months. This approval expired on December 31, 2013. Loans held for sale generally consists of guaranteed dollars and the unguaranteed portion up to the SBA retention minimums discussed above. The gain on sale recognized in income is the sum of the premium on the guaranteed loan, the fair value of the servicing assets recognized, less the discount recorded on the unguaranteed portion of the loan retained.

Generally, all guaranteed portions and unguaranteed portions that meet the required retention balances prescribed by the Small Business Administration and meet salability requirements were classified as held for sale. A negative change in the credit quality of a loan results in the loan classification changing from held for sale to held for investment.

The following summarizes the activity pertaining to loans held for sale for the year-ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Balance at beginning of year	$145,183	$111,877	$79,668
Originations	315,372	276,447	248,039
Proceeds from sales	(339,342)	(276,676)	(238,442)
Gain on sale of loans	38,225	33,535	22,612

Balance at end of period	$159,438	$145,183	$111,877

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Loans Held for Investment

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premium or discount on purchased loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. For sold loans, loan origination fees, net of certain direct origination costs, are recognized as a gain on sale of loans once the loan has sold. Discounts and premiums on any purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Loans designated as held for investment, include the required retention amount defined by the SBA comprised of unguaranteed dollars and loans designated as troubled debt restructurings, nonaccrual, greater than thirty days past due, and risk grade at a 5 or worse as defined by internal risk rating metrics.

Interest income on loans is recognized as earned on a daily accrual basis. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or the loan is determined to be impaired.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and other circumstances impacting the probability of collecting scheduled principal and interest payments when due.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans classified as troubled debt restructured (“TDR”) loans are considered impaired. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

A TDR is a restructuring of a loan in which a concession is granted to a borrower experiencing financial difficulty. A loan is accounted for as a TDR if the Company, for reasons related to the borrower’s financial

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

difficulties, grants a concession to the borrower that it would not otherwise grant. A TDR typically involves a modification of terms such as a reduction of the interest rate below the current market rate for a loan with similar risk characteristics or the waiving of certain financial loan covenants without corresponding offsetting compensation or additional support. The Company measures the impairment loss of a TDR using the methodology for individually impaired loans.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when the loan becomes ninety days past due. When interest accrual is discontinued, all unpaid accrued interest for the current year is reversed. Interest income is subsequently recognized on the cash-basis or cost-recovery method, as appropriate. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms. Cash payments of interest on nonaccrual loans will be applied to the principal balance of the loan. Interest accruals are resumed on nonaccrual loans only when the loan is brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. Management’s judgment is based on an assessment of the borrower’s financial condition and a recent history of payment performance.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans were the subject of a restructuring agreement.

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. Any write down at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent write downs are charged to other expense. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value, less cost to sell. Costs relating to improvement of the property are capitalized while holding costs of the property are charged to expense in the period incurred.

Premises and Equipment

Premises, furniture and equipment, land improvements and leasehold improvements are carried at cost, less accumulated depreciation. Land is carried at cost. Additions and major replacements or improvements which extend useful lives of property or equipment are capitalized. Maintenance, repairs, and minor improvements are expensed as incurred. Upon retirement or other disposition of the assets, the cost and related depreciation are removed and any resulting gain or loss is reflected in income. Depreciation is computed by the straight-line method over the following estimated useful lives:

Years
Building	39
Transportation	4-20
Land Improvements	7-15
Furniture and equipment	3-7
Computers and software	3-7
Leasehold improvements	1-3

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Servicing Assets

All sales of the guaranteed portion of loans are executed on a servicing retained basis. The standard SBA loan sale agreement is structured to provide the Company with a “servicing spread” paid from a portion of the interest cash flow of the loan. SBA regulations require the Bank to retain a portion of the cash flow from the interest payments received for a sold loan. This retention requirement is at least 100 basis points in servicing spread with the sale of a guaranteed loan. The portion of the servicing spread that exceeds adequate compensation for the servicing function is recognized as a servicing asset. Industry practice recognizes adequate compensation for servicing SBA loans as 40 basis points. The fair value of the servicing asset is measured at the discounted present value of the excess servicing spread over the expected life of the related loan using appropriate discount rates and assumptions based on industry statistics for prepayment speeds.

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets and are carried at fair value. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of loans, a portion of the cost of originating the loan is allocated to the servicing right based on fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as adequate compensation for servicing, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are carried at fair value as of the reporting date. Changes to fair value are reported in net gains on sales of loans.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

The Company’s investment in a loan is allocated between the retained portion of the loan, the servicing asset, and the sold portion of the loan on the date the loan is sold.

When only a portion of a loan is sold, GAAP requires the Company to reallocate the carrying basis between the portion of the loan sold and the portion of the loan retained based on the relative fair value of the respective portions as of the date of sale. The maximum gain on sale that can be recognized is the difference between the fair value of the guaranteed portion sold and the reallocated basis of the portion of the loan sold. The Company measures the fair value of the guaranteed portion of the loan by the cash premium at which the sale was consummated. The limitation on the maximum gain allowed to be recognized results in a discount recorded on the unguaranteed dollars retained. The carrying value of the retained portion of the loan is discounted based in part on the estimates derived from the Company’s comparable nonguaranteed loan sales.

Common Stock

On November 26, 2013, The Company amended its Articles of Incorporation to combine its Class A Voting Common Stock and its Class B Non-Voting Common Stock into a single class of Voting Common Stock with no par value. The combination of the two classes of stock had no effect on the total number of shares outstanding or total equity. Previously the Company had Class A and Class B Common Stock with no par value issued at a 1:10 ratio. The rights, preferences and privileges of Class A and Class B Common Stock were identical in all respects, except that Class A Common Stock entitled the holder to one vote per share, whereas Class B Common Stock was non-voting, except to the extent otherwise required by law.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Advertising Expense

Due to the Company’s presence at annual trade shows and the significant discounts received for prepaid print advertising, the Company has a high volume of prepaid marketing expenses, totaling $396 thousand, $605 thousand and none at December 31, 2013, 2012 and 2011, respectively. Marketing costs are recognized in the month the event or advertisement takes place. These costs are included in marketing and advertising expense as presented in the statement of operations.

Income Taxes

The Company has elected to be taxed under sections of federal income tax law which provide that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Because the Company’s shareholders are obligated to pay federal income tax on the earnings of the Company, the Company has declared cash dividends sufficient to fund shareholders’ tax payments as they come due.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

Comprehensive Income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investment by and distributions to shareholders. The only components of other comprehensive income consist of realized and unrealized gains and losses related to investment securities. Due the Company being a pass through entity, adjustments to comprehensive income are not tax effected.

Stock Compensation Plans

The Company recognizes compensation cost relating to share-based payment transactions in the financial statements in accordance with GAAP. The cost is measured based on the fair value of the equity or liability instruments issued. The expense measures the cost of employee services received in exchange for stock options and restricted stock based on the grant-date fair value of the award, and recognizes the cost over the vesting period as indicated in the option agreement.

Fair Value of Financial Instruments

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established per GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investment securities available-for-sale and servicing assets are recorded at fair value on a recurring basis. Loans held for sale, certain impaired loans and foreclosed assets are carried at fair value on a non-recurring basis.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

nCino Revenue Recognition

After formation in 2012, the investment in nCino was consolidated until deconsolidation occurred in January 2013. Accordingly, the following disclosure applies to the year ended December 31, 2012. nCino enters into arrangements to deliver multiple products or services (multiple-elements). nCino applies software revenue recognition rules and allocates the total revenues among elements based on vendor-specific objective evidence (“VSOE”) of fair value of each element.

Revenues are derived from three sources:

(i)	Seat License fees, related to term (or time-based) software license revenue;

(ii)	Customer Support and Maintenance fees, related to email and phone support, bug fixes and unspecified software updates and upgrades released when, and if available during the maintenance term; and

(iii)	Professional Services fees, related to professional services related to implementation of the Company’s software, reimbursable travel and training.

Revenues are recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a written contract signed by both the customer and management prior to the end of the period.

•	Delivery or performance has occurred. nCino’s software is delivered to the customer. Delivery is considered to have occurred when all of a customer’s users (number as defined in the MSA contract) have been granted access by the Company to the system and are using it to process Loans.

•	Fees are fixed or determinable. Arrangements where a significant portion of the fee is due beyond 90 days from delivery are not considered to be fixed or determinable. Revenues from such arrangements is recognized as payments become due, assuming all other revenue recognition criteria have been met. Fees from seat licenses are generally due in monthly installments or, in certain cases, in advance via annual installments over the term of the agreement beginning on the effective date of the license. Accordingly, fees from seat licenses are not considered to be fixed or determinable until they become due.

•	Collectability is probable. Collectability is assessed on a customer-by-customer basis, based primarily on creditworthiness as determined by credit checks and analysis, as well as customer payment history. Payment terms generally range from 30 to 90 days from invoice date. If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

Professional services related to the implementation of nCino’s software products are generally performed on a fixed fee basis. Professional services revenue is recognized as the terms of the professional services contracts are completed and culminated with acceptance by the customer.

nCino Unearned Revenue

Unearned revenue represents revenues collected from sales of the nCino’s professional service fees, seat licenses, and customer support and annual maintenance services fees that have not been earned as of the balance sheet date. The unearned revenue balance does not represent the total contract value of all noncancelable license agreements in effect. See above nCino Revenue Recognition narrative regarding periods to which this policy applies.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Earnings per share

Basic and diluted earnings per share are computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the potential dilution that could occur if convertible debt, stock options or restricted stock grants were exercised, resulting in the issuance of common stock that then shared in the net income of the Company.

		December 31,
	2013	2012	2011
Basic earnings per share:
Net income available to common shareholders	$28,062	$16,095	$14,312

Weighted-average basic shares outstanding	2,034,766	1,946,730	1,756,751

Basic earnings per share	$13.79	$8.27	$8.15

Diluted earnings per share:
Net Income available to common shareholders	$28,062	$16,095	$14,312
Interest applicable to subordinated debt(1)	—	—	146

Net income available to common shareholders, for diluted EPS	$28,062	$16,095	$14,458

Total weighted-average basic shares outstanding	$2,034,766	$1,946,730	$1,756,751
Add effect of dilutive stock options and restricted grants	9,147	67,106	55,926
Add effect of dilutive convertible subordinated debenture(1)	—	—	260,542

Total weighted-average diluted shares outstanding	2,043,913	2,013,836	2,073,219

Diluted earnings per share	$13.73	$7.99	$6.97

Anti-dilutive participating securities	—	—	27,500

(1)	Interest through May 2011 on 8.5% convertible subordinated capital debentures is added to net income, since this interest would not be paid if the debentures were converted to common stock. Shares are assumed to have been converted since the beginning of the period.

Reclassification

Certain reclassifications have been made to the prior period’s financial statements to place them on a comparable basis with the current year. Net income and shareholders’ equity previously reported were not affected by these reclassifications.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

ASU-Accounting Standards Update (2012-02), Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The amendments in this Update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible assets unless the entity determines, based on qualitative assessment, that it is not more likely than not, the

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal year beginning after September 15, 2012. The adoption of this ASU did not have a significant impact to the Company’s financial statements.

ASU — Accounting Standards Update (2013-02), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this Update do not change the current reporting requirements for net income or other comprehensive income (OCI), but finalize reporting requirements related to reclassifications out of accumulated other comprehensive income (AOCI). Presentation requirements were originally addressed in ASU 2011-05, but delayed by ASU 2011-12 as a result of feedback received and have been modified in this Update to address those concerns. This Update requires entities to provide information about significant amounts reclassified out of AOCI. If the reclassified amount is required to be reclassified in its entirety to net income in the same reporting period, the entity is required to present, either on the face of the income statement or in the notes, the impact of the reclassification on the respective line items of net income. For other amounts that are reclassified partially to the balance sheet and partially to the income statement (i.e. those amounts that are not reclassified in their entirety to net income in the same reporting period), the entity must cross-reference to other disclosures that provide additional detail about those amounts. For public entities, the amendments in this Update are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard did not have a material impact on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

Note 2. Pro Forma Statements (Unaudited)

As of the effective date of the initial public offering discussed in Note 15, the Company will terminate its S-Corporation status and become a taxable corporate entity (“C Corporation”). The pro forma balance sheet includes the effect of recording a deferred tax asset resulting from the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases of the Company as a C Corporation. As of December 31, 2013, the Company would record an estimated net deferred tax liability of $1.2 million, which is reflected as a decrease in retained earnings of the same amount.

In addition, the pro forma balance sheet includes a planned dividend of approximately $6 million that will be paid to current shareholders to make their estimated tax payments on the S-Corporation taxable earnings through the date the 2014 S-Corporation status is terminated. The pro forma balance sheet does not reflect any earnings subsequent to December 31, 2013.

Also as of the effective date of the initial public offering, the Company will divest of its ownership in nCino, a minority-owned subsidiary accounted for under the equity method. The pro forma balance sheet reflects the effect of this divesture at book value of $11.3 million.

Also upon conversion to a “C” corporation, the Company will apply to the U.S. Treasury to convert its $6.8 million in long term debt to the Small Business Lending Fund into 6,800 shares of senior non-cumulative perpetual preferred stock for $6.8 million. The pro forma balance sheet reflects the effect of this reclassification between loan term borrowings and equity.

Pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 38.50% of net income for each of the three years ended

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 2. Pro Forma Statements (Unaudited) (Continued)

December 31, 2013, 2012 and 2011 as if it had been a C Corporation during those periods. The effect of these assumptions on pro forma earnings per share is reflected in the following table, as a continuation of earnings per share disclosures reflected in Note 1:

	December 31,
	2013	2012	2011
Pro forma net income available to common shareholders, after tax(1)	$17,258	$9,899	$8,802

Pro forma basic earnings per share	$8.48	$5.08	$5.01

Pro forma net income available to common shareholders for diluted EPS, after tax(1)	$17,258	$9,899	$8,891

Pro forma diluted earnings per share	$8.44	$4.92	$4.29

(1)	Pro forma net income after tax is presented assuming an effective tax rate of 38.50% for the Company for all years presented.

Note 3. Securities

The carrying amount of securities and their approximate fair values at December 31, 2013, 2012 and 2011 is:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2013
US government agencies	$5,315	$56	$109	$5,262
Residential mortgage-backed securities	14,322	109	247	14,184

	$19,637	$165	$356	$19,446

2012
US government agencies	$3,425	$96	$4	$3,517
Residential mortgage-backed securities	11,449	451	1	11,899

	$14,874	$547	$5	$15,416

2011
US government agencies	$2,982	$100	$—	$3,082
Residential mortgage-backed securities	13,358	451	49	13,760

	$16,340	$551	$49	$16,842

There was one security called for $1.7 million during 2013. Four securities were sold for $1.6 million resulting in a net gain on sale of securities of $11 thousand during the year ending December 31, 2013. There were no investments sold during the years ended December 31, 2012 and 2011. Investments in an unrealized loss position as of December 31, 2013, 2012 and 2011 were all in a continuous loss position for less than 12 months. The 2013 unrealized losses pertain to three U. S. agency securities and nine mortgage-backed securities. These unrealized losses are primarily the result of volatility in the market and are related to market interest rates. Since none of the unrealized losses relate to marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired.

All residential mortgage-backed securities in the Company’s portfolio at December 31, 2013, 2012 and 2011 were backed by U.S. government sponsored enterprises (“GSEs”).

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3. Securities (Continued)

The following is a summary of investment securities by maturity at December 31, 2013:

	Available for sale
	Amortized cost	Fair value
One to five years	$2,519	$2,567
Five to ten years	4,591	4,506
After 10 years	12,527	12,373

	$19,637	$19,446

The table above reflects contractual maturities. Actual results will differ as the loans underlying the mortgage-backed securities may repay sooner than scheduled.

At December 31, 2013, 2012 and 2011 investment securities with a fair market value of $1.3 million, $1.4 million and $1.1 million respectively, were pledged to secure a line of credit with the Company’s correspondent bank.

Note 4. Loans and Allowance for Loan Losses

Loan Portfolio Segments

The following describe the risk characteristics relevant to each of the portfolio segments. Each loan category is assigned a risk grade during the origination and closing process based on criteria described later in this section.

Commercial and Industrial

Commercial and industrial loans (C&I) receive similar underwriting treatment as commercial real estate loans in that the repayment source is analyzed to determine its ability to meet cash flow coverage requirements as set forth by Bank policies. Repayment of the Bank’s C&I loans generally comes from the generation of cash flow as the result of the borrower’s business operations. This business cycle itself brings a certain level of risk to the portfolio. In some instances, these loans may carry a higher degree of risk due to a variety of reasons — illiquid collateral, specialized equipment, highly depreciable assets, uncollectable accounts receivable, revolving balances, or simply being unsecured. As a result of these characteristics, the SBA guarantee on these loans is an important factor in mitigating the risk.

Construction and Development

Construction and development loans are for the purpose of acquisition and development of land to be improved through the construction of commercial buildings. Such loans are usually paid off through the conversion to permanent financing for the long-term benefit of the borrower’s ongoing operations. At the completion of the project, if the loan is converted to permanent financing or if scheduled loan amortization begins, it is then reclassified to the Owner Occupied Commercial Real Estate segment. Underwriting of construction and development loans typically includes analysis of not only the borrower’s financial condition and ability to meet the required debt obligations, but also the general market conditions associated with the area and type of project being funded.

Owner Occupied Commercial Real Estate

Owner occupied commercial real estate loans are extensions of credit secured by owner occupied collateral. Underwriting generally involves intensive analysis of the financial strength of the borrower and guarantor,

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

liquidation value of the subject collateral, the associated unguaranteed exposure, and any available secondary sources of repayment, with the greatest emphasis given to a borrower’s capacity to meet cash flow coverage requirements as set forth by Bank policies. Such repayment of owner-occupied loans is commonly derived from the successful ongoing operations of the business occupying the property. These typically include small businesses and professional practices.

Each of the loan types referenced in the sections above is further segmented into verticals in which the Bank chooses to operate — Death Care, Healthcare (medical, dental, optometry), Pharmacy, Investment Advisors, Veterinary, Family Entertainment and Agriculture. Both Family Entertainment and Agriculture are new areas of emphasis for which there is no loan activity as of December 31, 2013. The Bank chooses to finance businesses operating in these industries because of certain similarities. The similarities range from historical default and loss characteristics to business operations. However, there are differences that create the necessity to underwrite these loans according to varying criteria and guidelines. When underwriting a loan, the Bank considers numerous factors such as cash flow coverage, the credit scores of the guarantors, revenue growth, practice ownership experience and debt service capacity. Minimum guidelines have been set with regard to these various factors and deviations from those guidelines requiring compensating strengths when considering a proposed loan.

Loans consist of the following:

	2013	2012	2011
Commercial & Industrial	$57,359	$34,200	$33,798
Death Care Management	1,782	283	—
Healthcare	8,739	4,996	7,005
Independent Pharmacies	24,026	12,192	10,963
Registered Investment Advisors	2,817	—	—
Veterinary Industry	19,978	15,719	15,809
Other Industries	17	1,010	21
Construction & Development	10,286	8,503	1,989
Death Care Management	989	315	—
Healthcare	4,997	3,136	595
Independent Pharmacies	101	637	255
Veterinary Industry	4,199	4,163	1,139
Other Industries	—	252	—
Owner Occupied Commercial Real Estate	74,461	50,577	50,711
Death Care Management	11,668	3,703	—
Healthcare	11,129	6,207	4,996
Independent Pharmacies	3,490	3,008	1,329
Registered Investment Advisors	171	—	—
Veterinary Industry	47,896	35,554	43,518
Other Industries	107	2,105	868
Total Loans(2)	142,106	93,280	86,498
Net Deferred Fees	1,212	592	749
Discount on SBA 7(a) Unguaranteed(1)	(1,969)	(1,203)	(1,526)

Loans, Net of Unearned	$141,349	$92,669	$85,721

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

(1)	The Company measures the carrying value of the retained portion of loans sold at fair value under ASC Subtopic 825-10. The value of these retained loan balances is discounted based on the estimates derived from comparable unguaranteed loan sales.

(2)	Total loans include $12.4 and $12.0 million of U.S. Government Guaranteed loans as of December 31, 2013 and 2012, respectively. There were no U.S. Government Guaranteed loans held for investment as of December 31, 2011.

Credit Risk Profile

The Bank uses internal loan reviews to assess the performance of individual loans by industry segment. Annually, an independent review of the loan portfolio is performed by an external firm. The Bank’s annual review of each borrower’s financial performance validates adequacy of the risk grade assigned.

The Bank uses a grading system to rank the quality of each loan. The grade is periodically evaluated and adjusted as performance dictates. Loan grades 1 through 4 are passing grades, grade 5 is special mention. Collectively, grades 6 through 8 represent classified loans in the Bank’s portfolio. The following guidelines govern the assignment of these risk grades:

Exceptional Loans (1 Rated): These loans are of the highest quality, with strong, well-documented sources of repayment. Debt service coverage (“DSC”) is over 1.75X based on historical results. Secondary source of repayment is strong, with a loan to value (“LTV”) of 65% or less if secured solely by commercial real estate (“CRE”). Discounted collateral coverage from all sources should exceed 125%. Guarantors have credit scores above 740.

Quality Loans (2 Rated): These loans are of good quality, with good well-documented sources of repayment. DSC is over 1.25X based on historical or pro-forma results. Secondary source of repayment is good, with a LTV of 75% or less if secured solely by CRE. Discounted collateral coverage should exceed 100%. Guarantors have credit scores above 700.

Acceptable Loans (3 rated): These loans are of acceptable quality, with acceptable sources of repayment. DSC of over 1.00X based on historical or pro-forma results. Companies who do not meet these credit metrics must be evaluated to determine if they should be graded below this level.

Acceptable Loans (4 rated): These loans are considered very weak pass. These loans are riskier than a 3-rated credit, but due to various mitigates is not considered a Special Mention or worse. The mitigating factors must clearly be identified to offset further downgrade. Examples of loans that may be put in this category include start-up loans, loans with Sub 1:1 cash flow coverage with other sources of repayment.

Special mention (5 rated): These loans are to be considered as emerging problems, with potentially unsatisfactory characteristics. These loans require greater management attention. A loan may be put into this category if the Bank is unable to obtain financial reporting from a company to fully evaluate its position.

Substandard (6 rated): Loans graded Substandard are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. They typically have unsatisfactory characteristics causing more than acceptable levels of risk, and have one or more well-defined weaknesses that could jeopardize the repayment of the debt.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

Doubtful (7 rated): Loans graded Doubtful have inherent weaknesses that make collection or liquidation in full questionable. Loans graded Doubtful must be placed on non-accrual status.

Loss (8 rated): Loss rated loans are considered uncollectible and of such little value that their continuance as an active Bank asset is not warranted. The asset should be charged off, even though partial recovery may be possible in the future.

The following tables summarize the risk grades of each category as of December 31, 2013, 2012 and 2011.

	Risk Grades 1 - 4	Risk Grade 5	Risk Grades 6 - 8	Total
2013
Commercial & Industrial	$44,786	$4,769	$7,804	$57,359
Death Care Management	1,782	—	—	1,782
Healthcare	5,538	941	2,260	8,739
Independent Pharmacies	20,969	2,353	704	24,026
Registered Investment Advisors	2,817	—	—	2,817
Veterinary Industry	13,663	1,475	4,840	19,978
Other Industries	17	—	—	17
Construction & Development	8,981	1,305	—	10,286
Death Care Management	989	—	—	989
Healthcare	4,934	63	—	4,997
Independent Pharmacies	101	—	—	101
Veterinary Industry	2,957	1,242	—	4,199
Owner Occupied Commercial Real Estate	57,120	3,797	13,544	74,461
Death Care Management	11,312	—	356	11,668
Healthcare	9,218	423	1,488	11,129
Independent Pharmacies	3,189	—	301	3,490
Registered Investment Advisors	171	—	—	171
Veterinary Industry	33,226	3,374	11,296	47,896
Other Industries	4	—	103	107

Total	$110,887	$9,871	$21,348	$142,106

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

	Risk Grades 1- 4	Risk Grade 5	Risk Grades 6 - 8	Total
2012
Commercial & Industrial	$26,266	$2,639	$5,295	$34,200
Death Care Management	283	—	—	283
Healthcare	4,138	53	805	4,996
Independent Pharmacies	11,185	1,007	—	12,192
Veterinary Industry	9,650	1,579	4,490	15,719
Other Industries	1,010	—	—	1,010
Construction & Development	7,644	—	859	8,503
Death Care Management	315	—	—	315
Healthcare	2,277	—	859	3,136
Independent Pharmacies	637	—	—	637
Veterinary Industry	4,163	—	—	4,163
Other Industries	252	—	—	252
Owner Occupied Commercial Real Estate	31,333	5,689	13,555	50,577
Death Care Management	3,703	—	—	3,703
Healthcare	4,068	—	2,139	6,207
Independent Pharmacies	1,315	—	1,693	3,008
Veterinary Industry	20,964	5,689	8,901	35,554
Other Industries	1,283	—	822	2,105

Total	$65,243	$8,328	$19,709	$93,280

	Risk Grades 1 - 4	Risk Grade 5	Risk Grades 6 - 8	Total
2011

Commercial & Industrial	$31,075	$1,783	$940	$33,798
Death Care Management	—	—	—	—
Healthcare	6,590	332	83	7,005
Independent Pharmacies	10,478	485	—	10,963
Veterinary Industry	13,986	966	857	15,809
Other Industries	21	—	—	21
Construction & Development	1,790	—	199	1,989
Death Care Management	—	—	—	—
Healthcare	396	—	199	595
Independent Pharmacies	255	—	—	255
Veterinary Industry	1,139	—	—	1,139
Other Industries
Owner Occupied Commercial Real Estate	40,086	4,983	5,642	50,711
Death Care Management	—	—	—	—
Healthcare	4,847	149	—	4,996
Independent Pharmacies	1,014	—	315	1,329
Veterinary Industry	33,357	4,834	5,327	43,518
Other Industries	868	—	—	868

Total	$72,951	$6,766	$6,781	$86,498

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

(1)	Total loans include $12.4 million of U.S. Government Guaranteed loans as of December 31, 2013, segregated by risk grade as follows: Risk Grades 1 – 4 = $0, Risk Grade 5 = $1.1 million, Risk Grades 6 – 8 = $11.3 million. As of December 31, 2012, total loans include $12.0 million of U.S. Government Guaranteed loans segregated by risk grade as follows: Risk Grades 1 – 4 = $0, Risk Grade 5 = $1.3 million, Risk Grades 6 – 8 = $10.7 million. There were no U.S. Government Guaranteed loans held for investment as of December 31, 2011.

Past Due Loans

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Also, loans less than 30 days past due and accruing are included within current loans shown below. The following table shows an age analysis of past due loans as of December 31, 2013, 2012 and 2011.

	Less Than 30 Days Past Due & Not Accruing	30-89 Days Past Due & Accruing	30-89 Days Past Due & Not Accruing	Greater Than 90 Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due & Still Accruing
2013
Commercial & Industrial	$891	$219	$388	$2,820	$4,318	$53,041	$57,359	$—
Death Care Management	—	—	—	—	—	1,782	1,782	—
Healthcare	122	—	—	650	772	7,967	8,739	—
Independent Pharmacies	—	—	—	—	—	24,026	24,026	—
Registered Investment Advisors	—	—	—	—	—	2,817	2,817	—
Veterinary Industry	769	219	388	2,170	3,546	16,432	19,978	—
Other Industries	—	—	—	—	—	17	17	—
Construction & Development	—	—	—	—	—	10,286	10,286	—
Death Care Management	—	—	—	—	—	989	989	—
Healthcare	—	—	—	—	—	4,997	4,997	—
Independent Pharmacies	—	—	—	—	—	101	101	—
Veterinary Industry	—	—	—	—	—	4,199	4,199	—
Other Industries
Owner Occupied Commercial Real Estate	2,620	3,601	438	1,540	8,199	66,262	74,461	—
Death Care Management	—	—	—	—	—	11,668	11,668	—
Healthcare	—	—	—	58	58	11,071	11,129	—
Independent Pharmacies	—	—	—	—	—	3,490	3,490	—
Registered Investment Advisors	—	—	—	—	—	171	171	—
Veterinary Industry	2,620	3,498	438	1,482	8,038	39,858	47,896	—
Other Industries	—	103	—	—	103	4	107	—

Total(1)	$3,511	$3,820	$826	$4,360	$12,517	$129,589	$142,106	$—

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

	Less Than 30 Days Past Due & Not Accruing	30-89 Days Past Due & Accruing	30-89 Days Past Due & Not Accruing	Greater Than 90 Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due & Still Accruing
2012
Commercial & Industrial	$129	$73	$209	$2,617	$3,028	$31,172	$34,200	$—
Death Care Management	—	—	—	—	—	283	283	—
Healthcare	—	73	72	509	654	4,342	4,996	—
Independent Pharmacies	—	—	—	—	—	12,192	12,192	—
Veterinary Industry	129	—	137	2,108	2,374	13,345	15,719	—
Other Industries	—	—	—	—	—	1,010	1,010	—
Construction & Development	—	—	—	—	—	8,503	8,503	—
Death Care Management	—	—	—	—	—	315	315	—
Healthcare	—	—	—	—	—	3,136	3,136	—
Independent Pharmacies	—	—	—	—	—	637	637	—
Veterinary Industry	—	—	—	—	—	4,163	4,163	—
Other Industries	—	—	—	—	—	252	252	—
Owner Occupied Commercial Real Estate	2,048	412	—	3,590	6,050	44,527	50,577	—
Death Care Management	—	—	—	—	—	3,703	3,703	—
Healthcare	—	—	—	—	—	6,207	6,207	—
Independent Pharmacies	—	—	—	—	—	3,008	3,008	—
Veterinary Industry	2,048	412	—	2,887	5,347	30,207	35,554	—
Other Industries	—	—	—	703	703	1,402	2,105	—

Total(1)	$2,177	$485	$209	$6,207	$9,078	$84,202	$93,280	$—

	Less Than 30 Days Past Due & Not Accruing	30-89 Days Past Due & Accruing	30-89 Days Past Due & Not Accruing	Greater Than 90 Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due & Still Accruing
2011
Commercial & Industrial	$96	$141	$15	$59	$311	$33,487	$33,798	$—
Death Care Management	—	—	—	—	—	—	—	—
Healthcare	—	—	—	1	1	7,004	7,005	—
Independent Pharmacies	—	—	—	—	—	10,963	10,963	—
Veterinary Industry	96	141	15	58	310	15,499	15,809	—
Other Industries	—	—	—	—	—	21	21	—
Construction & Development	—	—	—	—	—	1,989	1,989	—
Death Care Management	—	—	—	—	—	—	—	—
Healthcare	—	—			—	595	595	—
Independent Pharmacies	—	—	—	—	—	255	255	—
Veterinary Industry	—	—	—	—	—	1,139	1,139	—
Other Industries	—	—	—	—	—	—	—	—
Owner Occupied Commercial Real Estate	824	969	596	1,490	3,879	46,832	50,711	—
Death Care Management	—	—	—	—	—	—	—	—
Healthcare	—	—	—	—	—	4,996	4,996	—
Independent Pharmacies	—	—	—	—	—	1,329	1,329	—
Veterinary Industry	824	969	596	1,490	3,879	39,639	43,518	—
Other Industries	—	—	—	—	—	868	868	—

Total(1)	$920	$1,110	$611	$1,549	$4,190	$82,308	$86,498	$—

(1)

Total loans include $12.4 million of U.S. Government Guaranteed loans as of December 31, 2013, of which $4.1 million is greater than 90 days past due, $2.6 million is 30-89 days past due and $5.8 million is

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

included in current loans as presented above. As of December 31, 2012, total loans include $12.0 million of U.S. Government Guaranteed loans of which $4.7 million is greater than 90 days past due and $7.3 million is included in current loans as presented above. There were no U.S. Government Guaranteed loans held for investment as of December 31, 2011.

Nonaccrual Loans

Loans that become 90 days delinquent, or in cases where there is evidence that the borrower’s ability to make the required payments is impaired, are placed in nonaccrual status and interest accrual is discontinued. If interest on nonaccrual loans had been accrued in accordance with the original terms, interest income would have increased by approximately $247 thousand, $119 thousand $507 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

Nonaccrual loans as of December 31, 2013, 2012 and 2011 are as follows:

2013	Loan Balance	Guaranteed Balance	Unguaranteed Exposure
Commercial & Industrial	$4,099	$3,849	$250
Healthcare	772	660	112
Veterinary Industry	3,327	3,189	138
Owner Occupied Commercial Real Estate	4,598	3,134	1,464
Healthcare	58	—	58
Veterinary Industry	4,540	3,134	1,406

Total	$8,697	$6,983	$1,714

2012	Loan Balance	Guaranteed Balance	Unguaranteed Exposure
Commercial & Industrial	$2,955	$2,386	$569
Healthcare	581	432	149
Veterinary Industry	2,374	1,954	420
Owner Occupied Commercial Real Estate	5,638	2,676	2,962
Veterinary Industry	4,935	2,676	2,259
Other Industries	703	—	703

Total	$8,593	$5,062	$3,531

2011	Loan Balance	Guaranteed Balance(1)	Unguaranteed Exposure
Commercial & Industrial	$1,643	$1,473	$170
Healthcare	538	537	1
Veterinary Industry	1,105	936	169
Owner Occupied Commercial Real Estate	8,228	5,318	2,910
Veterinary Industry	8,228	5,318	2,910
Other Industries	—	—	—

Total	$9,871	$6,791	$3,080

(1)	Nonaccrual U.S. Government Guaranteed loans as of December 31, 2011 were included in the held for sale portfolio. As of December 31, 2013 and 2012, U.S. Government Guaranteed loans on nonaccrual status are included in our held for investment portfolio.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

Allowance for Loan Loss Methodology

The methodology and the estimation process for calculating the Allowance for Loan Losses (“ALL”) is described below:

Estimated credit losses should meet the criteria for accrual of a loss contingency, i.e., a provision to the allowance for loan losses (“ALL”), set forth in GAAP. The Company’s methodology for determining the ALL is based on the requirements of GAAP, the Interagency Policy Statement on the ALL and other regulatory and accounting pronouncements. The ALL is determined by the sum of three separate components: (i) the impaired loan component, which addresses specific reserves for impaired loans; (ii) the general reserve component, which addresses reserves for pools of homogeneous loans; and (iii) an unallocated reserve component (if any) based on management’s judgment and experience. The loan pools and impaired loans are mutually exclusive; any loan that is impaired is excluded from its homogenous pool for purposes of that pool’s reserve calculation, regardless of the level of impairment.

The ALL policy for pooled loans is governed in accordance with banking regulatory guidance for homogenous pools of non-impaired loans that have similar risk characteristics. The Company follows a consistent and structured approach for assessing the need for reserves within each individual loan pool.

Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the originally contracted, or reasonably modified, terms of the loan agreement. The Company has determined that loans that meet the criteria defined below must be reviewed quarterly to determine if they are impaired.

•	All commercial loans classified substandard or worse.

•	Any other delinquent loan that is in a nonaccrual status, or any loan that is delinquent more than 89 days and still accruing interest.

•	Any loan which has been modified such that it meets the definition of a Troubled Debt Restructuring (TDR).

Any loan determined to be impaired is subjected to an impairment analysis, which is a calculation of the portion of the loan which is probable not to be repaid. This portion is the loan’s “impairment”, and is established as a specific reserve against the loan, or charged against the ALL.

Individual specific reserve amounts imply probability of loss and may not be carried in the reserve indefinitely. When the amount of the actual loss becomes reasonably quantifiable, the amount of the loss is charged off against the ALL, whether or not all liquidation and recovery efforts have been completed. If the total amount of the individual specific reserve that will eventually be charged off cannot yet be sufficiently quantified, but some portion of the impairment can be viewed as an imminent loss, that smaller portion should be charged off against the ALL and the individual specific reserve reduced by a corresponding amount.

For loans that have a low probability of being repaid in full, impaired loans, the reserve amount is calculated on a loan-specific basis. There are three methods of analyzing impaired loans:

•	The Fair Market Value of Collateral utilizes the value at which the collateral could be sold considering the appraised value, appraisal discount rate, prior liens and selling costs. The amount of the reserve is the Loan Balance less the Valuation Amount.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

•	The Present Value of Future Cash Flows takes into account the amount and timing of cash flows and the effective interest rate used to discount the cash flows.

•	Loan Pricing uses observable market price. The amount, source and date of the observable market price is documented. The Bank does not use this method as of December 31, 2012.

The allowance and the portion that relates to loans individually and collectively evaluated for impairment for year-end 2013, 2012 and 2011 is summarized in the following tables:

	Construction & Development	Owner Occupied Commercial Real Estate	Commercial & Industrial	Total
December 31, 2013
Allowance for Loan Losses:
Beginning Balance	$166	$2,667	$2,275	$5,108
Charge offs	—	(1,260)	(688)	(1,948)
Recoveries	—	33	27	60
Provision	198	(847)	(209)	(858)
Net transfer from (to) loans held for sale	(14)	918	(543)	361

Ending Balance	350	1,511	862	2,723

Ending Balance Allocated to:
Loans individually evaluated for impairment	—	400	254	654
Loans collectively evaluated for impairment	350	1,111	608	2,069

Ending Balance	$350	$1,511	$862	$2,723

Loans Receivables(1):
Ending balance:
Loans individually evaluated for impairment	$—	$10,013	$4,677	$14,690
Loans collectively evaluated for impairment	10,286	64,448	52,682	127,416

Ending Balance	$10,286	$74,461	$57,359	$142,106

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

	Construction & Development	Owner Occupied Commercial Real Estate	Commercial & Industrial	Total
December 31, 2012
Allowance for Loan Losses:
Beginning Balance	$46	$3,299	$1,272	$4,617
Charge offs	—	(1,532)	(454)	(1,986)
Recoveries	—	6	120	126
Provision	106	862	1,142	2,110
Net transfer from (to) loans held for sale	14	32	195	241

Ending Balance	166	2,667	2,275	5,108

Ending Balance Allocated to:
Loans individually evaluated for impairment	—	1,733	1,054	2,787
Loans collectively evaluated for impairment	166	934	1,221	2,321

Ending Balance	$166	$2,667	$2,275	$5,108

Loans Receivables(1):
Ending balance:
Loans individually evaluated for impairment	$—	$8,945	$4,064	$13,009
Loans collectively evaluated for impairment	8,503	41,632	30,136	80,271

Ending Balance	$8,503	$50,577	$34,200	$93,280

	Construction & Development	Owner Occupied Commercial Real Estate	Commercial & Industrial	Total
December 31, 2011
Allowance for Loan Losses:
Beginning Balance	$6	$2,546	$886	$3,438
Charge offs	—	(1,069)	(663)	(1,732)
Recoveries	—	46	225	271
Provision	54	1,860	941	2,855
Net transfer from (to) loans held for sale	(14)	(84)	(117)	(215)

Ending Balance	46	3,299	1,272	4,617

Ending Balance Allocated to:
Loans individually evaluated for impairment	—	2,143	489	2,632
Loans collectively evaluated for impairment	46	1,156	783	1,985

Ending Balance	$46	$3,299	$1,272	$4,617

Loans Receivables(1):
Ending balance:
Loans individually evaluated for impairment	$—	$3,381	$545	$3,926
Loans collectively evaluated for impairment	1,989	47,330	33,253	82,572

Ending Balance	$1,989	$50,711	$33,798	$86,498

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

(1)	Loans receivable includes $12.4 million of U.S. Government Guaranteed loans as of December 31, 2013, of which $9.8 million are included in loans individually evaluated for impairment and $2.6 million are included in loans collectively evaluated for impairment, as presented above. As of December 31, 2012, loans receivable includes $12.0 million of U.S. Government Guaranteed loans of which $7.0 million are included in loans individually evaluated for impairment and $5.0 million are included in Loans collectively evaluated for impairment, as presented above. There were no Government Guaranteed loans held for investment as of December 31, 2011.

Loans individually evaluated for impairment as of December 31, 2013, 2012 and 2011 are summarized in the following tables.

2013	Unpaid Principal Balance	Guaranteed Balance(1)	Unguaranteed Exposure
Commercial & Industrial	$4,677	$4,100	$577
Healthcare	772	660	112
Veterinary Industry	3,905	3,440	465
Owner Occupied Commercial Real Estate	10,013	5,740	4,273
Healthcare	58	—	58
Veterinary Industry	9,955	5,740	4,215

Total	$14,690	$9,840	$4,850

2012	Unpaid Principal Balance	Guaranteed Balance(1)	Unguaranteed Exposure
Commercial & Industrial	$4,064	$3,031	$1,033
Healthcare	714	432	282
Veterinary Industry	3,350	2,599	751
Owner Occupied Commercial Real Estate	8,945	3,932	5,013
Other	703	—	703
Veterinary Industry	8,242	3,932	4,310

Total	$13,009	$6,963	$6,046

2011	Unpaid Principal Balance	Guaranteed Balance(1)	Unguaranteed Exposure
Commercial & Industrial	$2,399	$1,852	$545
Healthcare	538	536	1
Veterinary Industry	1,861	1,316	544
Owner Occupied Commercial Real Estate	8,697	5,317	3,381
Other	—	—	—
Veterinary Industry	8,697	5,317	3,381

Total	$11,096	$7,169	$3,926

(1)	Loans individually evaluated for impairment as of December 31, 2013 and 2012 are included in the held for investment portfolio. Impaired loans, evaluated for additional lower of cost or market valuation adjustments as of December 31, 2011, are included in the held for sale portfolio.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

The following table presents evaluated balances of loans classified as impaired at December 31, 2013, 2012 and 2011 that carried an associated reserve as compared to those with no reserve. The recorded investment includes accrued interest, net deferred loan fees or costs and any non-accreted loan discount.

2013	Unpaid Principal Balance	Recorded Investment	Total Reserve	Average Recorded Investment	Interest Income Recognized
Loans with no allowance	$241	$334	$—	$598	$8
Commercial & Industrial	—	24	—	2	—
Healthcare	—	24	—	2	—
Owner Occupied Commercial Real Estate	241	310	—	596	8
Healthcare	58	58	—	38	2
Veterinary Industry	183	252	—	558	6
Loans with an allowance	14,449	14,912	654	13,041	389
Commercial & Industrial	4,677	4,910	254	4,486	86
Healthcare	772	812	35	644	6
Veterinary Industry	3,905	4,098	219	3,842	80
Owner Occupied Commercial Real Estate	9,772	10,002	400	8,555	303
Veterinary Industry	9,772	10,002	400	8,555	303

Total	$14,690	$15,246	$654	$13,639	$397

2012	Unpaid Principal Balance	Recorded Investment	Total Reserve	Average Recorded Investment	Interest Income Recognized
Loans with no allowance	$133	$137	$—	$284	$—
Owner Occupied	133	137	—	284	—
Other	—	—	—	—	—
Veterinary Industry	133	137	—	284	—
Loans with an allowance	12,876	13,513	2,787	10,911	199
Commercial & Industrial	4,064	4,414	1,054	3,571	65
Healthcare	714	778	330	525	7
Veterinary Industry	3,350	3,636	724	3,046	58
Owner Occupied Commercial Real Estate	8,812	9,099	1,733	7,340	134
Other	703	730	73	125	—
Veterinary Industry	8,109	8,369	1,660	7,215	134

Total	$13,009	$13,650	$2,787	$11,195	$199

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

2011	Unpaid Principal Balance	Recorded Investment	Total Reserve	Average Recorded Investment	Interest Income Recognized
Loans with no allowance	$1,018	$1,018	$—	$3,568	$19
Commercial & Industrial	422	422	—	1,813	19
Veterinary Industry	422	422	—	1,813	19
Owner Occupied Commercial Real Estate	596	596	—	1,755	—
Veterinary Industry	596	596	—	1,755	—
Loans with an allowance	10,078	10,148	2,632	11,697	59
Commercial & Industrial	1,977	2,006	489	2,185	3
Healthcare	538	1,463	6	705	—
Veterinary Industry	1,439	543	483	1,480	3
Owner Occupied Commercial Real Estate	8,101	8,142	2,143	9,512	56
Other	—	—	—	154	—
Veterinary Industry	8,101	8,142	2,143	9,358	56

Total(1)	$11,096	$11,166	$2,632	$15,265	$78

(1)	Loans individually evaluated for impairment as of December 31, 2013 and 2012 are included in the held for investment portfolio. Impaired loans, evaluated for additional lower of cost or market valuation adjustments as of December 31, 2011, are included in the held for sale portfolio.

The following tables represent the types of troubled debt restructurings (“TDR”) that were made during the twelve months ended

December 31, 2013:

	Number of Loans	Loan Balance	Guaranteed Balance	Unguaranteed Exposure
Owner Occupied Commercial Real Estate	$3	$161	$—	$161
Veterinary Industry	3	161	—	161
Extend Amortization	1	30	—	30
Extend Amortization, Interest Only	1	65	—	65
Payment Deferral	1	66	—	66

Total Loans	3	$161	$—	$161

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

December 31, 2012:

	Number of Loans	Loan Balance	Guaranteed Balance	Unguaranteed Exposure
Commercial & Industrial	$8	$1,508	$1,015	$493
Healthcare	2	142	—	142
Extend Amortization	2	142	—	142
Veterinary Industry	6	1,366	1,015	351
Extend Amortization	2	845	776	69
Extend Amortization, Interest Only	2	137	—	137
Payment Deferral	2	384	239	145
Owner Occupied Commercial Real Estate	7	3,615	1,043	2,572
Veterinary Industry	7	3,615	1,043	2,572
Interest Only	1	430	—	430
Payment Deferral	6	3,185	1,043	2,142

Total Loans	$15	$5,123	$2,058	$3,065

December 31, 2011:

	Loan Balance	Guaranteed Balance	Unguaranteed Exposure
Commercial & Industrial	$173	$—	$173
Healthcare	30	—	30
Extend Amortization	30	—	30
Veterinary Industry	143	—	143
Extend Amortization	96	—	96
Extend Amortization, Interest Only	47	—	47
Owner Occupied Commercial Real Estate	4,591	2,457	2,134
Veterinary Industry	4,591	2,457	2,134
Interest Only	2,046	1,318	728
Payment Deferral	285	—	285
Extend Amortization, Interest Rate Reduction	2,260	1,139	1,121

Total Loans	$4,764	$2,457	$2,307

The following tables represent the recorded investment in TDR loans entered into during the twelve months ended:

December 31, 2013:

	Number of Loans	Pre-modification Recorded Investment	Post-modification Recorded Investment
Owner Occupied Commercial Real Estate	3	$255	$232
Veterinary Industry	3	255	232
Extend Amortization	1	59	51
Extend Amortization, Interest Only	1	74	90
Payment Deferral	1	122	91

Total Loans	3	$255	$232

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

December 31, 2012:

	Number of Loans	Pre-modification Recorded Investment	Post-modification Recorded Investment
Commercial & Industrial	$8	$1,469	$1,628
Healthcare	2	145	176
Extend Amortization	2	145	176
Veterinary Industry	6	1,324	1,452
Extend Amortization	2	785	876
Extend Amortization, Interest Only	2	145	165
Payment Deferral	2	394	411
Owner Occupied Commercial Real Estate	7	3,639	3,750
Veterinary Industry	7	3,639	3,750
Interest Only	1	438	455
Payment Deferral	6	3,201	3,295

Total Loans	$15	$5,108	$5,378

December 31, 2011:

	Pre-modification Recorded Investment	Post-modification Recorded Investment
Commercial & Industrial	$183	$183
Healthcare	31	31
Extend Amortization	31	31
Veterinary Industry	152	152
Extend Amortization	102	102
Extend Amortization, Interest Only	50	50
Owner Occupied Commercial Real Estate	5,460	5,460
Veterinary Industry	5,460	5,460
Interest Only	752	752
Payment Deferral	290	290
Extend Amortization, Interest Rate Reduction	4,418	4,418

Total Loans	$5,643	$5,643

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

Concessions made to improve a loan’s performance have varying degrees of success. The following tables present loans that were modified as TDRs within the previous twelve months ending December 31, 2013, 2012 and 2011, for which there was a payment default:

December 31, 2013:

	Number of Loans	Post-modification Recorded Investment
Default (Charge-off)
Commercial & Industrial	1	$51
Veterinary Industry	1	51
Extend Amortization	1	51
Default (NonAccrual)
Owner Occupied Commercial Real Estate	2	181
Veterinary Industry	2	181
Extend Amortization, Interest Only	1	90
Payment Deferral	1	91

Total TDRs in default	3	232

Total TDRs paying as restructured	—	—

Total TDRs	$3	$232

December 31, 2012:

	Number of Loans	Post-modification Recorded Investment
Default (Charge-off)
Commercial & Industrial	2	$876
Veterinary Industry	2	876
Extend Amortization	2	876
Default (NonAccrual)
Commercial & Industrial	4	341
Healthcare	2	176
Extend Amortization	2	176
Veterinary Industry	2	165
Extend Amortization, Interest Only	2	165
Owner Occupied Commercial Real Estate	5	2,361
Veterinary Industry	5	2,361
Interest Only	1	455
Payment Deferral	4	1,906

Total TDRs in default	11	3,578

No Defaults (paying as restructured)
Commercial & Industrial	2	411
Veterinary Industry	2	411
Payment Deferral	2	411
Owner Occupied Commercial Real Estate	2	1,389
Veterinary Industry	2	1,389
Payment Deferral	2	1,389

Total TDRs paying as restructured	4	1,800

Total TDRs	$15	$5,378

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses (Continued)

December 31, 2011:

Post-modification Recorded Investment
Default (NonAccrual)
Owner Occupied Commercial Real Estate	$2,960
Veterinary Industry	2,960
Interest Only	2,091
Other	530
Payment Deferral	339

Total TDRs in default	2,960

No Defaults (paying as restructured)
Commercial & Industrial	183
Healthcare	31
Payment Deferral	31
Veterinary Industry	152
Extend Amortization	102
Extend Amortization, Interest Only	50
Owner Occupied Commercial Real Estate	2,500
Veterinary Industry	2,500
Interest Only	342
Extend Amortization, Interest Rate Reduction	2,158

Total TDRs paying as restructured	2,683

Total TDRs	$5,643

(1)	Loan is interest only, interest rate reduction and extended amortization.

Note 5. Servicing Assets

Loans serviced for others are not included in the accompanying balance sheet. The unpaid principal balances of loans serviced for others were $1,006 million, $766.2 million, and $550.6 million at December 31, 2013, 2012, and 2011, respectively.

The fair value of servicing rights was determined using discount rates ranging 9.1% to 16.3% on December 31, 2013, 8.9% to 15.0% on December 31, 2012 and 5.9% to 17.3% on December 31, 2011. The fair value of servicing rights was determined using prepayment speeds ranging from 0% to 11.88% on December 31, 2013 0% to 9.60% on December 31, 2012 and 0% to 15.04% on December 31, 2011, depending on the stratification of the specific right.

The following summarizes the activity pertaining to servicing rights:

	2013	2012	2011
Balance at beginning of year	$24,220	$18,731	$15,250
Additions, net	7,180	5,453	878
Changes in fair value	(2,347)	36	2,603

Balance at end of period	$29,053	$24,220	$18,731

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 5. Servicing Assets (Continued)

During the year-ended December 31, 2011, the Company began valuing the discount on the retained portion of a sold loan at the time of the sale with subsequent valuations performed on a quarterly basis. Previously, this valuation was only performed during the end of quarter servicing portfolio valuation process. The intention of this change is to provide a more timely valuation of the discount on the retained portion of unguaranteed loans and to prevent dramatic swings that result from delayed exposure to valuation.

Note 6. Premises, Equipment and Leases

Components of Premises and Equipment

Components of premises and equipment and total accumulated depreciation at December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Buildings	$8,285	$—	$—
Land improvements	1,575	—	—
Furniture and equipment	3,064	521	578
Computers and software	557	281	284
Leasehold improvements	237	277	277
Land	3,623	1,750	1,750
Transportation	9,383	9,383	2,725
Deposits on fixed assets	709	8,120	612

Premises and equipment, total	27,433	20,332	6,226
Less accumulated depreciation	(2,397)	(1,381)	(762)

Premises and equipment, net of depreciation	$25,036	$18,951	$5,464

Deposits on fixed assets consist of completion of residual items on the Company’s new headquarters building and construction in process on a new facility that the Company will partially occupy along with space expected to be leased to other businesses. Depreciation expense for the years ended December 31, 2013, 2012 and 2011 amounted to $1.5 million, $673 thousand and $332 thousand, respectively.

Lease Obligations

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2013 pertaining to Company premises and equipment, future minimum rent commitments under various operating leases are as follows:

Year	Amount
2014	$294
2015	70
2016	23
2017	8

Total	$395

The Company’s total rent expense related to the aforementioned leases for 2013, 2012, and 2011 was $286 thousand, $459 thousand, and $427 thousand, respectively.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100 thousand or more at December 31, 2013, 2012 and 2011 was approximately $112 thousand, $118 thousand, and $163 thousand, respectively. At December 31, 2013, the scheduled maturities of time deposits are as follows:

Amount
2014	$84,207
2015	29,623
2016	14,623
2017	22,129
2016	1,975

$152,557

Note 8. Long Term Borrowings

As of December 31, 2013, total outstanding long-term borrowings totaled $12.3 million and were comprised of $6.8 million in Small Business Lending Fund securities, $3.6 million in senior notes payable to investors and $1.9 million in other borrowings. Principal amounts due for the next five years on all long-term debt at December 31, 2013 are as follows: 2014 — $221 thousand; 2015 — $184 thousand; 2016 — $5.1 million; 2017 — none; 2018 — none; thereafter — $6.8 million.

Small Business Lending Fund

In April 2011, the Company elected to participate in the U.S. Treasury’s Small Business Lending Fund program (“SBLF”) whereby the U.S. Treasury agreed to purchase $6.8 million in senior securities. During the initial interest period the applicable interest rate is set at 1.5%. For all remaining interest periods, which commenced on January 1, 2012, the interest rate is determined based on a formula which encompasses the percentage change in qualified lending as well as a non-qualifying portion percentage. This rate can range from 1.5% to 10.8%. At December 31, 2013 the interest rate was 1.50%. Interest is payable quarterly in arrears. With the approval of the Bank’s regulator, the Bank may exit the Small Business Lending Fund at any time simply by repaying the funding provided along with any accrued interest. If the institution wishes to repay its SBLF funding in partial payments, each partial payment must be at least 25% of the original funding amount. All senior securities will mature on September 13, 2021 at which time all principal and accrued interest will be due. For the year ended December 31, 2013, 2012, and 2011, the Bank recorded interest expense totaling $108 thousand, $191 thousand and $31 thousand, respectively, associated with this borrowing.

Senior Notes Payable

Effective January 1, 2012, the Company issued $3.6 million in five-year 10% fixed rate Senior Notes payable to outside investors and existing shareholders maturing on December 31, 2016. Interest payments are made quarterly beginning March 31, 2012, with principal repayment due at maturity. The Company recorded interest expense totaling $362 thousand associated with this borrowing in both years ended December 31, 2013 and 2012. On January 1, 2012 the Company loaned the proceeds received from this senior note payable totaling $3.6 million to its then majority-owned subsidiary, nCino, at a fixed rate of 10% per annum with all principal and accrued interest due on December 31, 2016. On December 2, 2013 the note receivable plus accrued interest with an aggregate balance of $4.2 million due from nCino was converted to equity in nCino at $2.58 per share.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 8. Long Term Borrowings (Continued)

Convertible Subordinated Debt

On March 31, 2009, the Company issued $4.2 million of convertible subordinated notes with an interest rate of 8.5%. During the year ended December 31, 2011, the note holders converted the debt into shares of class A and class B stock, in accordance with the terms of their original subordinated notes. Shares of stock issued in conjunction with this conversion were 23,674 shares of class A stock and 236,868 shares of class B stock for a total issuance of 260,542 shares at a conversion price of $16.12. As such, no subordinated debt remained as of December 31, 2011.

Other Borrowings

On June 29, 2011, the Bank financed the purchase of an airplane by entering into a promissory note with Commerce Bank & Trust Company in the amount of $1.9 million which carries a fixed rate of 5.75% for a term of 59 months. Monthly payments are set at $16 thousand with all principal and accrued interest due on June 29, 2016. For the years ended December 31, 2013, 2012 and 2011 the Bank recorded interest expense totaling $102 thousand, $98 thousand and $54 thousand, respectively, associated with this borrowing.

With the acquisition of GLS on September 1, 2013, the Company assumed the obligation to pay a former GLS partner $250 thousand at $10 thousand a month over a 24 month period. At December 31, 2013 this debt had a remaining balance of $208 thousand with 20 months remaining until the maturity on August 1, 2015. For the year ended December 31, 2013, the Company made four payments totaling $42 thousand associated with this borrowing.

Lines of Credit

The Company has established credit facilities to provide additional liquidity as needed. Credit facilities consist of unused lines of credit with correspondent banks totaling $44.0 million. As of and for the years ended December 31, 2013, 2012 and 2011, there were no amounts outstanding under these credit facilities. All unused lines of credit are overnight facilities and rates are based upon current market rates at the time of usage.

Note 9. Fair Value of Financial Instruments

Fair Value Hierarchy

There are three levels of inputs in the fair value hierarchy that may be used to measure fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered

Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9. Fair Value of Financial Instruments (Continued)

Financial Instruments Measured at Fair Value

The following sections provide a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the fair value hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Impaired Loans: Impairment of a loan is based on the fair value of the collateral of the loan for collateral-dependent loans. Fair value of the loan’s collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral. For non-collateral dependent loans impairment is determined by the present value of expected future cash flows.

Servicing Assets: Servicing rights do not trade in an active, open market with readily observable prices. While sales of servicing rights do occur, the precise terms and conditions typically are not readily available. Accordingly, the Company estimates the fair value of servicing rights using discounted cash flow models incorporating numerous assumptions from the perspective of market participant including servicing income, servicing costs, market discount rates and prepayment speeds. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the valuation hierarchy.

Foreclosed Assets: Foreclosed real estate is adjusted to fair value less selling costs upon transfer of the loans to foreclosed real estate. Subsequently, foreclosed real estate is carried at the lower of carrying value or fair value less selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records foreclosed real estate as nonrecurring Level 3.

Recurring Fair Value

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis.

December 31, 2013	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale
US government agencies	$5,262	$—	$5,262	$—
Residential mortgage backed securities	14,184	—	14,184	—
Servicing assets	29,053	—	—	29,053

Total assets at fair value	$48,499	$—	$19,446	$29,053

Total liabilities at fair value	$—	$—	$—	$—

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9. Fair Value of Financial Instruments (Continued)

December 31, 2012	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale
US government agencies	$3,517	$—	$3,517	$—
Residential mortgage backed securities	11,899	—	11,899	—
Servicing assets	24,220	—	—	24,220

Total assets at fair value	$39,636	$—	$15,416	$24,220

Total liabilities at fair value	$—	$—	$—	$—

December 31, 2011	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale
US government agencies	$3,081	$—	$3,082	$—
Residential mortgage backed securities	13,761	—	13,760	—
Servicing assets	18,731	—	—	18,731

Total assets at fair value	$35,573	$—	$16,842	$18,731

Total liabilities at fair value	$—	$—	$—	$—

See Note 5 for a rollforward of recurring Level 3 fair values for servicing assets.

Non-recurring Fair Value

The tables below present the recorded amount of assets and liabilities measured at fair value on a non-recurring basis.

December 31, 2013	Total	Level 1	Level 2	Level 3
Impaired loans	$13,907	$—	$—	$13,907
Foreclosed assets	341	—	—	341

Total assets at fair value	$14,248	$—	$—	$14,248

Total liabilities at fair value	$—	$—	$—	$—

December 31, 2012	Total	Level 1	Level 2	Level 3
Impaired loans	$10,089	$—	$—	$10,089
Foreclosed assets	232	—	—	232

Total assets at fair value	$10,321	$—	$—	$10,321

Total liabilities at fair value	$—	$—	$—	$—

December 31, 2011	Total	Level 1	Level 2	Level 3
Impaired loans	$7,445	$—	$—	$7,445

Total assets at fair value	$7,445	$—	$—	$7,445

Total liabilities at fair value	$—	$—	$—	$—

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9. Fair Value of Financial Instruments (Continued)

Level 3 Analysis

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2013 and 2012, the significant unobservable inputs used in the fair value measurements were as follows:

December 31, 2013
Level 3 Assets with Significant Unobservable Inputs	Fair Value	Valuation Technique	Significant Unobservable Inputs		Range
Impaired Loans	$13,907	Discounted appraisals	Appraisal adjustments(1)		6% to 10%
		Discounted expected cash flows	Interest rate & repayment term		Weighted Average discount rate 4.42%
Foreclosed Assets	$341	Discounted appraisals	Appraisal adjustments	(1)	6% to 10%

December 31, 2012
Level 3 Assets with Significant Unobservable Inputs	Fair Value	Valuation Technique	Significant Unobservable Inputs		Range

Impaired Loans	$10,089	Discounted appraisals	Appraisal adjustments	(1)	6% to 10%
Foreclosed Assets	$232	Discounted appraisals	Appraisal adjustments	(1)	6% to 10%

(1)	Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments. In addition to the appraisal adjustments, management takes a $25 thousand reduction on each impaired loan the Company anticipates incurring as part of the SBA’s required collection process.

Impaired loans and foreclosed assets classified as Level 3 are based on management’s judgment and estimation.

Estimated Fair Value of Other Financial Instruments

GAAP also requires disclosure of fair value information about financial instruments carried at book value in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments not measured at fair value on the balance sheets:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and due from banks approximate their fair values.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis,

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9. Fair Value of Financial Instruments (Continued)

based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Loans held for sale: The fair values of loans held for sale are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Company’s current origination rates for similar loans adjusted to reflect the inherent credit risk.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Servicing assets: The fair values of servicing asset are based upon discounted cash flows using market-based assumptions.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long term borrowings: The fair values of the Company’s borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental debt rates for similar types of debt arrangements.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9. Fair Value of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows:

December 31, 2013	Carrying Amount	Quoted Price In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Ending Balance
Financial assets
Cash and due from banks	$37,244	$37,244	$—	$—	$37,244
Investment securities, available for sale	19,446	—	19,446	—	19,446
Loans held for sale	159,438	—	159,438	—	159,438
Loans, net of allowance for loan losses	138,626	—	—	146,835	146,835
Servicing assets	29,053	—	—	29,053	29,053
Accrued interest receivable	1,842	1,842	—	—	1,842
Financial liabilities
Deposits	356,620	—	354,611	—	354,611
Accrued interest payable	107	107	—	—	107
Long term borrowings	12,325	—	—	14,334	14,334
December 31, 2012
Financial assets
Cash and due from banks	$44,173	$44,173	$—	$—	$44,173
Investment securities, available for sale	15,416	—	15,416	—	15,416
Loans held for sale	145,183	—	145,183	—	145,183
Loans, net of allowance for loan losses	87,561	—	—	91,218	91,218
Servicing assets	24,220	—	—	24,220	24,220
Accrued interest receivable	1,457	1,457	—	—	1,457
Financial liabilities
Deposits	286,674	—	286,046	—	286,046
Accrued interest payable	81	81	—	—	81
Long term borrowings	12,205	—	—	14,560	14,560

	December 31, 2011
Carrying	Amount	Fair Value
Financial assets
Cash and due from banks	$27,536	$27,536
Investment securities, available for sale	16,842	16,842
Loans held for sale	111,877	111,877
Loans, net of allowance for loan losses	81,104	80,075
Servicing assets	18,731	18,731
Accrued interest receivable	1,209	1,209
Financial liabilities
Deposits	222,163	226,947
Accrued interest payable	83	83
Long term borrowings	8,659	8,659

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 10. Benefit Plans

Defined Contribution Plan

The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who are 21 years of age and have completed one month of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Company makes certain matching contributions and may make additional contributions at the discretion of the Board of Directors. Company expense relating to the plan for the years ended December 31, 2013, 2012, and 2011 amounted to $602 thousand, $397 thousand and $289 thousand, respectively.

Flexible Benefits Plan

The Company maintains a Flexible Benefits Plan which covers substantially all employees. Participants may set aside pre-tax dollars to provide for future expenses such as health care.

Employee Stock Purchase Plan

In 2010, the Company adopted an Employee Stock Purchase Plan (ESPP). Under this plan, eligible employees were able to withhold post-tax dollars from their monthly payroll to be placed in a money market account for bi-annual purchases of the Company’s Class A and Class B stock. In order for employees to be eligible to contribute to this program, they must have completed one year of service with the Company. Eligible employees’ money market accounts were swept on March 15th and September 15th each year, up to the amount that would purchase whole shares of stock, not to exceed $25 thousand per employee per calendar year. In order to preserve the S-Corporation election, the Company discontinued the ESPP in October 2013.

Restricted Stock Plan

In 2010, the Company adopted a Restricted Stock Plan. Under this plan, a total of 100,000 shares of Common Stock are available for issuance to eligible employees. Restricted stock grants vest in equal installments over a two to four year period from the date of the grant. In 2010, a total of 50,001 restricted shares were issued at $15.00 per share and these shares fully vested in 2013. In 2013, 10,000 restricted shares were granted at $30 per share to an eligible employee and 5,000 restricted shares were granted at $29.92 per share in connection with the GLS acquisition. Total recognized restricted stock expense was $150 thousand, $250 thousand, and $250 thousand for the years ended December 31, 2013, 2012, and 2011, respectively. At December 31, 2013, unrecognized restricted stock expense amounted to $362 thousand, associated with 15,000 unvested shares, to be recognized over the next four years.

Employee Profit Sharing Plan

The Employee Profit Sharing Plan allows eligible employees to participate in a profit sharing bonus pool based on the profitability of the Company. The plan awards each participating employee a quarterly and annual bonus based on the ratio of the employee’s salary at the end of the period to the aggregate salaries of all participating employees. Total expenses related to this plan were $4.0 million, $4.5 million and $1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Outside Director Profit Sharing Plan

Effective January 1, 2013, the Company adopted the Outside Director Profit Sharing Plan. Eligible directors participate in a discretionary award based on their annual director fees in the same quarterly percentage payout

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 10. Benefit Plans (Continued)

awarded under the Company’s Employee Profit Sharing Plan. Total expenses related to this plan were $43 thousand for the year ended December 31, 2013.

Stock Option Plans

In 2008 the Company adopted both an Incentive Stock Option (ISO) Plan and a Non-Qualified Stock Option (NQSO) Plan. Options granted under both plans expire no more than 10 years from date of grant. Exercise price under both plans shall be set by the Board of Directors at the date of grant, but shall not be less than 100% of fair market value of the related stock at the date of the grant. Options vest over three year periods from the date of the grant for both plans.

Compensation cost relating to share-based payment transactions are recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. For the years ended December 31, 2013, 2012, and 2011, the Company recognized $38 thousand, $81 thousand and $94 thousand in compensation expense for stock options, respectively.

Activity under the stock option plan during the year ended December 31, 2013 is summarized below.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2012	27,500	$17.36
Exercised	5,000	20.00
Forfeited	—	—
Granted	—	—

Outstanding at December 31, 2013	22,500	$16.77	7.76 years	$295,800

Exercisable at December 31, 2013	13,325	$16.37	7.73 years	$180,585

The following is a summary of non-vested stock option activity for the Company.

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2010	69,333	$2.35
Granted	27,500	4.45
Vested	34,667	2.35
Forfeited	—	—

Non-vested at December 31, 2011	62,166	$3.28
Granted	—	—
Vested	42,166	2.70
Forfeited	—	—

Non-vested at December 31, 2012	20,000	$4.49
Granted	—	—
Vested	10,825	4.53
Forfeited	—	—

Non-vested at December 31, 2013	9,175	$4.45

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 10. Benefit Plans (Continued)

At December 31, 2013, unrecognized compensation costs relating to stock options amounted to $31 thousand which will be expensed over the next 0.79 years.

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts, exclusive of dividends commensurate with shareholders tax burdens as a pass through entity. Assumptions used for options granted during 2011 were as follows: risk free rate of 1.68%, dividend yield of 0%, volatility of 20% and average lives of 7 years. There were no grants under the plans during 2013 or 2012.

Redeemable Equity Securities

The Company has entered into an agreement with a third party financial institution which provides personal loans to the Company’s employees. In this arrangement the Company is obligated to repurchase its shares collateralizing personal employee loans only in the event of default. The repurchase of Company stock in under this arrangement is at the greater of $30 per share or the price per share required to pay and satisfy in full each loan, including without limitation the entire principal balance and any accrued unpaid interest and any applicable fees and costs owed with respect to the applicable loan until paid in full. Due to this arrangement containing provisions allowing for a cash settlement, the intrinsic value was reflected as mezzanine equity.

Note 11. Commitments and Contingencies

Litigation

In the normal course of business the Company is involved in various legal proceedings. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

Financial Instruments with Off-balance-sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company’s commitments at December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Commitments to extend credit	$221,487	$216,010	$43,142
Plexus Capital — Fund II Investment Commitment	100	—	—
Plexus Capital — Fund III Investment Commitment	413	138	275

Total unfunded off-balance sheet credit risk	$222,000	$216,148	$43,417

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 11. Commitments and Contingencies (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. In 2012, the Company began issuing commitment letters after approval of the loan by the Credit Department. The commitment letter expires ninety days after the issuance.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary. There were no standby letters of credit for the periods presented.

Concentrations of Credit Risk

Although the Company is not subject to any geographic concentrations, a substantial amount of the Company’s loans and commitments to extend credit have been granted to customers in the independent pharmacy and veterinary verticals. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Company does not have a significant number of credits to any single borrower or group of related borrowers whereby their retained exposure exceeds $2.0 million.

The Company from time-to-time may have cash and cash equivalents on deposit with financial institutions that exceed federally-insured limits.

Note 12. Regulatory Matters

Dividends

The Company’s dividend payments will be made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting principles. The capital amounts and classification are also subject to

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 12. Regulatory Matters (Continued)

qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As prescribed by the FDIC, should the Company not be profitable in any calendar quarter, a minimum Tier 1 Capital requirement of 15% will be required. The Company has remained profitable during all quarters since the aforementioned requirements were prescribed. Management believes, as of December 31, 2013, 2012 and 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios as of December 31, 2013, 2012 and 2011, are presented in the table below.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Total Capital
(to Risk-Weighted Assets)	$50,812	15.95%	$25,486	8.00%	$31,857	10.00%
Tier I Capital
(to Risk-Weighted Assets)	$48,089	15.09%	$12,747	4.00%	$19,121	6.00%
Tier I Capital
(to Average Assets)	$48,089	10.39%	$18,514	4.00%	$23,142	5.00%

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 12. Regulatory Matters (Continued)

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012
Total Capital
(to Risk-Weighted Assets)	$41,438	17.91%	$18,505	8.00%	$22,593	10.00%
Tier I Capital
(to Risk-Weighted Assets)	$38,514	16.65%	$13,900	4.00%	$17,529	6.00%
Tier I Capital
(to Average Assets)	$38,514	10.63%	$17,990	4.00%	$20,889	5.00%
December 31, 2011
Total Capital
(to Risk-Weighted Assets)	$33,471	18.40%	$14,550	8.00%	$18,187	10.00%
Tier I Capital
(to Risk-Weighted Assets)	$31,161	17.13%	$7,275	4.00%	$10,912	6.00%
Tier I Capital
(to Average Assets)	$31,161	11.84%	$14,531	4.00%	$13,164	5.00%

The Company’s most significant asset is its investment in the Bank. Consequently, the information concerning capital ratios is substantially the same for the Company and the Bank.

Note 13. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal risk or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2013, 2012, and 2011 amounted to $33.3 million, $25.8 million, and $3.4 million, respectively. The Bank has no loans with related parties at December 31, 2013, 2012 and 2011.

During the years ended December 31, 2013, 2012 and 2011, the Company invested $125 thousand, $138 thousand and $50 thousand, respectively, in Plexus Funds II and III, L.P. which is included in other assets at December 31, 2013, 2012 and 2011 with a balance of $1 million , $363 thousand and $225 thousand, respectively. A member of the Company’s Board of Directors is also a member of Plexus Capital, the administrator of Plexus Fund II, L.P.

During the year ended December 31, 2011, the Company formed the wholly-owned subsidiary, Independence Aviation, LLC for the purpose of purchasing an aircraft which it was previously leasing from PeaPod LLC, owned by an executive officer of the Company. The Company financed the purchase of the aircraft with an unrelated entity by entering into a promissory note in the amount of $1.9 million which carries an interest rate 5.75% fixed for a term of 59 months. During the years ended December 31, 2013, 2012 and 2011, the Bank paid lease fees to Independence Aviation, LLC, for use of the aircraft, in the amount $257, $314 and $287 thousand, respectively, and were eliminated in consolidation.

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 13. Transactions with Related Parties (Continued)

In January 2012, the Company formed nCino to further develop and sell cloud-based banking software that was initially built off of the Force.com platform and transformed into a bank operating system used to streamline the lending process at the Bank. nCino was a majority-owned subsidiary of the Company during the year ended December 31, 2012. During 2012, the Company loaned $3.6 million to nCino, at a fixed rate of 10% per annum with all principal and accrued interest due on December 31, 2016. At December 31, 2012, the Company owned approximately 64% of nCino. As discussed in Note 1, the investment in nCino was deconsolidated in January 2013 and subsequently accounted for under the equity method. In December 2013, the note receivable from nCino and related accrued interest receivable totaling $4.2 million was converted to equity in nCino. In the 2013 period subsequent to deconsolidation, the Company had business transactions with nCino amounting to $1 million for services purchased related to the Bank’s loan technology platform. The Bank also recorded interest income of $304 thousand related to the aforementioned note receivable.

Note 14. Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Live Oak Bancshares, Inc. should be reread in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

	December 31,
	2013	2012	2011
		(In thousands)
Assets
Cash and cash equivalents	$52	$3,566	$4,000
Investment in subsidiaries	51,036	37,886	33,579
Equity method investments in non-consolidated affiliates	11,467	—	—
Note receivable from subsidiary	—	3,624	—
Other assets	435	362	—

Total assets	$62,990	$45,438	$37,579

Liabilities and Shareholders’ Equity
Long term borrowings	$10,423	$10,423	$6,800
Dividends payable	—	2,027	—
Other liabilities	572	67	3,196

Total liabilities	10,995	12,517	9,996

Redeemable equity securities	3,605	1,161	—
Shareholders’ equity:
Common stock	21,924	21,696	19,696
Retained earnings	26,657	10,819	7,384
Accumulated other comprehensive income (loss)	(191)	542	503

Total shareholders’ equity attributed to Live Oak Bancshares, Inc.	48,390	33,057	27,583
Noncontrolling interest	—	(1,297)	—

Total equity	48,390	31,760	27,583

Total liabilities and shareholders’ equity	$62,990	$45,438	$37,579

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 14. Parent Company Only Financial Statements (Continued)

Statements of Income

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Interest income	$334	$365	$9
Interest expense	470	553	175

Net interest loss	(136)	(188)	(166)

Noninterest income:
Dividends from banking subsidiary	9,780	11,499	9,889
Gain on deconsolidation of subsidiary	12,212	—	—
Equity in income (loss) of non-consolidated affiliates	(2,756)	—	—

Total noninterest income	19,236	11,499	9,889

Noninterest expense:
Salaries and employee benefits	232	343	389
Professional fees	284	243	156
Other	89	1	84

Total noninterest expense	605	587	629

Net income before equity in undistributed income of subsidiaries	18,495	10,724	9,094
Equity in undistributed income of subsidiaries in excess of dividends from subsidiaries	9,447	4,074	5,218

Net income	27,942	14,798	14,312
Net loss attributable to noncontrolling interest	120	1,297	—

Net income attributable to Live Oak Bancshares, Inc.	$28,062	$16,095	$14,312

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 14. Parent Company Only Financial Statements (Continued)

Statements of Cash Flows

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Cash flows from operating activities
Net income	$27,942	$14,798	$14,312
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries in excess of dividends of subsidiaries	(9,757)	(4,074)	(5,218)
Equity in loss of non-consolidated affiliates	2,756	—	—
Gain on deconsolidation of subsidiary	(12,212)	—	—
Stock option based compensation expense	38	81	94
Restricted stock expense	150	250	250
Net change in other assets	(73)	(362)	—
Net change in other liabilities	505	36	31

Net cash provided by operating activities	9,349	10,729	9,469

Cash flows from investing activities
Capital investment in subsidiaries	—	(194)	(7,167)
Capital investment in non-consolidated affiliates	(4,570)	—	—
Net change in advances to subsidiaries	3,624	(3,624)	—

Net cash provided by (used in) investing activities	(946)	(3,818)	(7,167)

Cash flows from financing activities
Proceeds from borrowings	—	3,623	9,965
Repayments of borrowings	—	(3,165)	—
Repurchase of common stock	(444)	—	—
Stock options exercised	100	792	—
Employee stock purchase program	234	289	107
Proceeds from sale of common stock	—	588	892
Shareholder dividend distributions	(11,807)	(9,472)	(9,630)

Net cash provided by (used in) financing activities	(11,917)	(7,345)	(1,334)

Net change in cash and cash equivalents	(3,514)	(434)	3,636
Cash and cash equivalents at beginning of year	3,566	4,000	364

Cash and cash equivalents at end of year	$52	$3,566	$4,000

Note 15. Subsequent Events

Live Oak Bancshares qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In February 2014, the Board of Directors of the Company approved a resolution for Live Oak Bancshares to sell shares of common stock to the public in an initial public offering.

Management has evaluated subsequent events through the date the financial statements were available to be issued and determined that the following events required disclosure:

Live Oak Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 15. Subsequent Events (Continued)

Construction Commitment

In January 2014, the Company entered into an agreement to construct an additional headquarters building to house growing resource needs. Estimated construction cost is approximately $14 million. nCino is scheduled to be a primary lessee of a portion of this building as well.

                 Shares

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee, the NASDAQ listing fee, and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$	*
FINRA filing fee	$	*
NASDAQ listing fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing fees	$	*
Miscellaneous expenses	$	*

Total Expenses	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The bylaws of the Company provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of the Company or at the request of the Company serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, the Company may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article VI of the Articles of Incorporation of the Company limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of the Company or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of the Company).

Item 15.	Recent Sales of Unregistered Securities.

Between January 1, 2011 and December 31, 2013, we sold 494,338 shares of our common stock in a private placement to accredited investors and to certain of our officers and directors, generating gross proceeds of approximately $7.6 million. There were no underwriting discounts or commissions on these sales.

The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, and Rule 506 thereunder, as transactions not constituting a public offering of securities because the shares were issued privately without general solicitation.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Live Oak Bancshares, Inc.

3.2	Bylaws of Live Oak Bancshares, Inc.

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Wyrick Robbins Yates & Ponton LLP

10.1	2008 Incentive Stock Option Plan**

10.2	2008 Nonstatutory Stock Option Plan**

10.3	SBLF Letter Agreement, dated 9/13/2011, by and among Live Oak Bancshares, Inc. and the

Secretary of the United States Treasury

10.4	Tax Sharing Agreement, effective as of 2/6/2012, between Live Oak Bancshares, Inc. and

Live Oak Banking Company

10.5*	Employee Cash Profit Sharing Plan**

10.6*	Outside Director Profit Sharing Plan**

21.1	Subsidiaries

23.3*	Consent of Wyrick Robbins Yates & Ponton LLP (Included in its opinion filed as Exhibit 5.1)

24.1*	Power of Attorney

*	To be filed by amendment

**	Management contract or compensatory plan

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of North Carolina on March     , 2014.

LIVE OAK BANCSHARES, INC. (Registrant)

By:
James S. Mahan, III
Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Date

	James S. Mahan III Chairman and Chief Executive Officer (Principal Executive Officer)	March , 2014
	S. Brett Caines Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March , 2014
	William L. Williams III Vice Chairman of the Board of Directors	March , 2014
	David G. Lucht Chief Risk Officer and Director	March , 2014
	Neil L. Underwood President and Director	March , 2014
	Miltom E. Petty Director	March , 2014
	William H. Cameron Director	March , 2014
	Howard K. Landis III Director	March , 2014
	Jerald L. Pullins Director	March , 2014
	Glen F. Hoffsis Director	March , 2014

*
By: James S. Mahan III Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation of Live Oak Bancshares, Inc.

3.2	Bylaws of Live Oak Bancshares, Inc.

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Wyrick Robbins Yates & Ponton LLP

10.1	2008 Incentive Stock Option Plan**

10.2	2008 Nonstatutory Stock Option Plan**

10.3	SBLF Letter Agreement, dated 9/13/2011, by and among Live Oak Bancshares, Inc. and the

Secretary of the United States Treasury

10.4	Tax Sharing Agreement, effective as of 2/6/2012, between Live Oak Bancshares, Inc. and

Live Oak Banking Company

10.5*	Employee Cash Profit Sharing Plan**

10.6*	Outside Director Profit Sharing Plan**

21.1	Subsidiaries

23.3*	Consent of Wyrick Robbins Yates & Ponton LLP (Included in its opinion filed as Exhibit 5.1)

24.1*	Power of Attorney

*	To be filed by amendment

**	Management contract or compensatory plan